PROSPECTUS

                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-33915

         [LOGO]
                             Playtex Products, Inc.
          OFFER TO EXCHANGE ITS 8 7/8% SENIOR NOTES DUE 2004, SERIES B
       FOR ANY AND ALL OUTSTANDING 8 7/8% SENIOR NOTES DUE 2004, SERIES A

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
                                     TIME,
                      ON OCTOBER 2, 1997, UNLESS EXTENDED.

    Playtex Products, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal" and together with this Prospectus, the "Exchange Offer"), to exchange its 8 7/8% Senior Notes due 2004, Series B (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for any and all outstanding 8 7/8% Senior Notes due 2004, Series A (the "Initial Notes," and, together with the Exchange Notes, the "Senior Notes"), of which $150,000,000 principal amount is outstanding. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange. However, the Exchange Offer is subject to the absence of certain conditions which may be waived by the Company. See "The Exchange Offer--Certain Conditions to the Exchange Offer." Subject to the absence or waiver of such conditions, the Company will accept for exchange any and all Initial Notes validly tendered on or prior to 5:00 p.m., New York City time, on October 2, 1997, unless the Exchange Offer is extended (the "Expiration Date"). Initial Notes may be tendered only in integral multiples of $1,000. The date of acceptance and exchange of the Initial Notes (the "Exchange Date") will be the fourth business day following the Expiration Date, unless an earlier date is selected by the Company. Initial Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. The Exchange Notes will be issued and delivered promptly after the Exchange Date.

    The terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes, except that the Exchange Notes have been registered under the Securities Act and are generally freely transferable by holders thereof and are issued without any covenant upon the Company regarding registration under the Securities Act. See "The Exchange Offer--Resale of Exchange Notes." The Exchange Notes will evidence the same debt as the Initial Notes and will be issued under and be entitled to the benefits of the Indenture (as defined herein). For a complete description of the terms of the Exchange Notes, see "Description of the Senior Notes." There will be no cash proceeds to the Company from this Exchange Offer.

    The Exchange Notes are unsecured senior obligations of the Company, will rank senior in right of payment to all existing and future Subordinated Indebtedness (as defined herein) of the Company and will rank PARI PASSU in right of payment with all existing and future Senior Indebtedness (as defined herein) of the Company, including indebtedness under the Credit Facilities (as defined herein). The Exchange Notes will be jointly and severally guaranteed (the "Guarantees") on an unsecured basis by all of the Company's existing and future subsidiaries other than foreign and certain domestic subsidiaries of the Company (the "Guarantors"). The Company's obligations under the Credit Facilities are, however, secured by a first priority lien on all of the Company's accounts receivable, inventory and intangible assets, and, accordingly, such indebtedness effectively will rank prior to the Exchange Notes with respect to such assets. The Indenture permits the Company and any Subsidiary (as defined herein) to incur additional debt, including secured debt, subject to certain limitations. See "Description of the Senior Notes."

    The Initial Notes were originally issued and sold on July 21, 1997 in a transaction not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold, or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon interpretations by the staff of the Securities and Exchange Commission (the "SEC") issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with a resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with such resales. See "The Exchange Offer--Resale of Exchange Notes."

    The Exchange Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list any Senior Notes on a national securities exchange or to apply for quotation of any Senior Notes through the National Association of Securities Dealers Automated Quotation System. Any Initial Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered and tendered but unaccepted Initial Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Initial Notes will continue to be subject to the existing restrictions on transfers thereof, and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Initial Notes held by them. No assurance can be given as to the liquidity of the trading market for either the Initial Notes or the Exchange Notes.

    SEE "RISK FACTORS" ON THE BEGINNING ON PAGE 12 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                            A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 3, 1997.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM MICHAEL F. GOSS, CHIEF FINANCIAL OFFICER, AT 300 NYALA FARMS ROAD, WESTPORT, CONNECTICUT 06880, TELEPHONE NUMBER (203) 341-4000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 22, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC's office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661). Copies of such reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy statements and other information regarding registrants (such as the Company) that file electronically with the SEC. The address of such site is http://www.sec.gov. In addition, copies of such information may also be inspected and copied at the office of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, upon which the Company's common stock is listed.

    The Company has filed with the SEC a Registration Statement on Form S-4 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act with respect to the Exchange Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference, which may be examined without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the SEC upon payment of the prescribed fees. While any Senior Notes remain outstanding, the Company will make available, upon request to any holder and any prospective purchaser of Senior Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to Michael F. Goss, Chief Financial Officer, Playtex Products Inc., 300 Nyala Farms Road, Westport, Connecticut 06880, telephone number (203) 341-4000.

    The Indenture provides that the Company will furnish to the Trustee (as defined herein) and the holders of the Senior Notes copies of all periodic reports required to be filed with the SEC under the Exchange Act, and shall mail such periodic reports to the holders of the Senior Notes within 30 days of filing with the SEC. If the Company is not subject to the requirements of
Section 13 or 15(d) of the Exchange Act, the Company must nonetheless continue to submit to the Trustee and the holders of the Senior Notes (i) the annual audited financial statements of the Company and its Subsidiaries, prepared on a consolidated basis in conformity with GAAP, within 120 days after the end of each fiscal year of the Company, and (ii) such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations. The Indenture provides that the Company will file a copy of such information and reports with the SEC for public availability (unless the SEC will not accept such a filing). The Company must provide copies of such information and reports to the holders of the Senior Notes within 120 days of the Company's fiscal year end in the case of annual reports, and within 75 days of the end of each of the Company's first three fiscal quarters in the case of quarterly reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed by the Company with the SEC pursuant to the Exchange Act (Commission File No. 1-12620) and are hereby incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (2) the Company's Proxy Statement dated May 20, 1997, relating to its 1997 Annual Meeting of Shareholders;

    (3) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 1997 filed on August 6, 1997; and

    (4) the Company's Current Report on Form 8-K dated July 21, 1997 filed on July 28, 1997.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) subsequent to the date of the initial Registration Statement of which this Prospectus is a part and prior to the effectiveness of such Registration Statement, or (ii) subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the SEC which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Michael F. Goss, Chief Financial Officer, at 300 Nyala Farms Road, Westport, Connecticut 06880, telephone number (203) 341-4000.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Prospectus. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus, and particularly in the risk factors set forth herein under "Risk Factors." Among the key factors that have a direct bearing on the Company's results of operations are the substantial indebtedness and significant debt service obligations that the Company will have upon consummation of this Offering; intensified competition; increased spending for advertising and promotion; new product initiatives; the Company's ability to implement its business and acquisition strategy and to successfully integrate acquired companies into the Company; the loss of a significant customer; product liability litigation and changes in government regulation. These and other factors are discussed herein under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

    The risk factors described herein could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company and investors, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                             PATENTS AND TRADEMARKS

    The Company owns or has the proprietary rights to trademarks for Playtex-Registered Trademark-, Gentle Glide-Registered Trademark-, Portables-Registered Trademark-, Silk Glide-Registered Trademark-, Soft Comfort-Registered Trademark-, Slimfits-TM-, Comfortflow-Registered Trademark-, Drop-Ins-Registered Trademark-, Spill-Proof-TM-, QuickStraw-TM-, Most Like Mother-Registered Trademark-, Natural Action-Registered Trademark-, Cherubs-Registered Trademark-, Living-Registered Trademark-, HandSaver-Registered Trademark-, Banana Boat-Registered Trademark-, Get on The Boat-Registered Trademark-, BioSun-TM-, Tan Express-Registered Trademark-, Action Sport-TM-, Bite Block-TM-, HeatCare-TM-, Jhirmack-Registered Trademark- and Tek-Registered Trademark-. The Company also owns a royalty-free license in perpetuity to the Woolite-Registered Trademark- trademark for rug and upholstery cleaning products in the United States and Canada. This Prospectus also contains product names, trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED: (I) THE SOURCE OF ALL MARKET SHARE DATA IN THIS PROSPECTUS IS ACNIELSEN CORPORATION, AND SUCH DATA INCLUDES DATA REPORTED BY FOOD STORES, DRUG STORES AND MASS MERCHANDISERS, (II) ALL MARKET SHARE DATA FOR FEMININE CARE AND INFANT CARE PRODUCTS ARE CALCULATED BASED ON DOMESTIC DOLLAR VOLUME AND (III) ALL OTHER MARKET SHARE DATA ARE CALCULATED BASED ON DOMESTIC UNIT VOLUME. UNLESS THE CONTEXT INDICATES OR OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "PLAYTEX" OR THE "COMPANY" ARE TO PLAYTEX PRODUCTS, INC. AND ITS SUBSIDIARIES ON A CONSOLIDATED BASIS.

                                  THE COMPANY

    The Company is a leading manufacturer and marketer of a diversified line of well recognized branded consumer products, including PLAYTEX tampons, PLAYTEX infant care products, BANANA BOAT sun care products, PLAYTEX household latex gloves and WOOLITE rug and upholstery cleaning products. In 1996, approximately 94% of the Company's net sales were derived from the sale of products in which it holds the number one or two market share position. Since 1994, the Company has leveraged its brand name recognition, stable market position and strong distribution network to grow its Infant Care and Sun Care businesses, both of which have experienced rapid growth in market share and net sales. For the twelve months ended June 28, 1997, the Company generated net sales and EBITDA (as defined herein) of $495.1 million and $122.8 million, respectively.

    The following table sets forth the Company's principal product lines and certain related data for 1996:

                                                                                                            PERCENT
                                                                   MARKET       MARKET                        OF
PRODUCT                              PRIMARY BRAND NAME           POSITION       SHARE       NET SALES     NET SALES
                                                                                           (IN MILLIONS)

Feminine Care......................  PLAYTEX                             #2           26%    $   225.5            45%

Infant Care........................  PLAYTEX                              1           36         109.5            22

Sun Care...........................  BANANA BOAT, BIOSUN                  2           19          73.3            15

Household Latex Gloves.............  PLAYTEX                              1           38          32.8             7

Rug & Upholstery Cleaning..........  WOOLITE                              2           20          27.7             5

Other..............................                                                               29.9             6
                                                                                                ------         -----
      Total........................                                                          $   498.7           100%
                                                                                                ------         -----
                                                                                                ------         -----

COMPETITIVE STRENGTHS

    The Company believes it is distinguished by the following competitive strengths:

    EXCEPTIONAL CONSUMER FRANCHISE. The Company's core brand names--PLAYTEX, BANANA BOAT and WOOLITE--are well known and respected by both consumers and retailers for their high quality and product innovations. To further develop and maintain brand name awareness and consumer loyalty, the Company has spent, on average, in excess of $100 million annually on advertising and promotional support over the past three years.

    STRONG AND STABLE CASH FLOWS. The strength of the Company's consumer franchise and brand names is reflected in its consistently strong cash flows and operating margins. These characteristics, together with relatively low levels of capital expenditures, provide the Company with financial flexibility to reduce indebtedness and implement its growth strategy.

    LEADING MARKET POSITIONS IN ATTRACTIVE CATEGORIES. In 1996, the Company generated approximately 94% of its net sales from categories in which it holds a number one or two market share. Furthermore, the Company believes that the core categories in which it competes are inherently attractive. The tampon category is characterized by slow but steady growth, a high degree of customer brand loyalty and a relatively low sensitivity to economic cycles. The Infant Care and Sun Care categories are growing more rapidly due to the receptiveness of consumers to new products and increased consumer awareness of sun care issues, respectively. Further, the Company believes that both the Infant Care and Sun Care categories are consolidating and that this consolidation favors market leaders, such as the Company, with marketing expertise, broad product lines and national distribution.

    CONSUMER-FOCUSED PRODUCT INNOVATION. The Company devotes significant resources and attention to product innovation and consumer research to develop products which offer new and distinctive benefits to its consumers. In 1996, the Company continued its history of product innovation by introducing (i) SLIMFITS, a tampon with a softer and narrower plastic applicator designed to appeal to teenagers; (ii) DROP-INS, ready-formed disposable baby bottles, a high convenience product aimed at reusable bottle users; and (iii) BIOSUN, a newly-formulated line of sun care products aimed at active, health-conscious consumers.

    WELL-ESTABLISHED DISTRIBUTION CHANNELS. The Company's products are distributed in virtually every major food chain, drug chain, mass merchandiser and price club in the United States through a combination of direct sales personnel and independent brokers. This depth and breadth of distribution permits the Company to rapidly introduce new products and to quickly realize synergies in integrating acquired product lines. To further enhance its relationship with its retailers, the Company is focusing sales and marketing efforts on category management programs. In these programs, the Company works with retailers to increase category sales and profitability through detailed analysis of consumer buying habits and improved merchandising techniques. The Company believes that such programs strengthen the relationship between the Company and the retailer and increase the Company's sales.

GROWTH STRATEGY

    In 1995, partnerships managed by Haas Wheat & Partners Incorporated ("Haas Wheat"), a private investment firm, invested $180.0 million in the Company. The proceeds of the equity investment were used by the Company to reduce bank debt and increase its operating and financial flexibility. In addition, Michael R. Gallagher, a seasoned executive with over 28 years of consumer marketing and general management experience, was appointed chief executive officer in order to lead the Company's growth strategy, the principal features of which are outlined below:

    CONTINUE SALES GROWTH THROUGH MARKET SHARE GAINS. The Company has consistently gained market share in its Infant Care and Sun Care businesses due to product innovations, creative merchandising techniques, strong consumer marketing programs and increases in the number of stock keeping units ("SKUs") carried per point of distribution. In the Infant Care business, the Company's net sales grew at a compound annual rate of 19% between 1994 and 1996, while its market share increased from 30% to 36% over the same period. In the Sun Care business, the Company's net sales grew at a compound annual rate of 24% between 1994 and 1996 and its market share increased from approximately 16% in 1994 to 19% in 1996.

    MAKE SYNERGISTIC ACQUISITIONS. The Company intends to accelerate its growth in net sales and cash flow by acquiring growing brands in attractive categories. The Company seeks to acquire other consumer product companies or brands whose products may be sold through the Company's distribution channels and that would benefit from the PLAYTEX brand name or the Company's expertise in marketing, sales and product development. The acquisition of the BANANA BOAT product line demonstrates the Company's ability to add value to the businesses it acquires. Since the Company first acquired the distribution rights to the BANANA BOAT brand name, its market share has grown from approximately 12% in 1992 to 19% in 1996, principally as a result of new product introductions and significant improvements in the brand's distribution and marketing.

    SELECTIVELY EXTEND BRANDS INTO NEW PRODUCT CATEGORIES. The Company intends to extend its PLAYTEX and BANANA BOAT brand names into new product categories in order to capitalize on its brand name recognition, its reputation for customer-focused product development and its well-established distribution network. Initially, the Company plans to focus on personal care categories closely related to the Company's existing businesses.

    BUILD INTERNATIONAL SALES. Historically, less than 5% of the Company's net sales have been generated outside the United States and Canada. In July 1996, the Company formed a sales and marketing team dedicated to strengthening the Company's competitive position overseas. The team is currently seeking to identify strong local partners to distribute the Company's products abroad and is also seeking to capitalize on its strong domestic relationship with key U.S. retailers with international operations, such as Toys R Us, Inc. ("Toys R Us") and Wal-Mart Stores, Inc. ("Wal-Mart").
The Company intends to focus its initial efforts on its Infant Care and Sun Care products, primarily in Europe, Latin America and the Pacific Rim.

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER................  The Company is offering to exchange up to $150,000,000 aggregate principal amount of the Exchange Notes for any
                                    and all of its outstanding Initial Notes. The terms of
                                    the Exchange Notes are identical in all material
                                    respects (including principal amount, interest rate and
                                    maturity) to the terms of the Initial Notes for which
                                    they may be exchanged pursuant to the Exchange Offer,
                                    except that the Exchange Notes have been registered
                                    under the Securities Act and are freely transferrable by
                                    holders thereof (other than as provided herein), and are
                                    not subject to any covenant regarding registration under
                                    the Securities Act. See 'The Exchange Offer.'

EXPIRATION DATE; WITHDRAWAL OF
  TENDER..........................  The Exchange Offer will expire at 5:00 p.m. New York
                                    City time, on October 2, 1997, unless the Exchange Offer
                                    is extended by the Company, in which case the term
                                    'Expiration Date' means the latest date and time to
                                    which the Exchange Offer is extended. See 'The Exchange
                                    Offer--Expiration Date; Extension; Termination;
                                    Amendment.' Tenders may be withdrawn at any time prior
                                    to 5:00 p.m., New York City time, on the Expiration
                                    Date. See 'The Exchange Offer--Withdrawal Rights.'

INTEREST PAYMENTS.................  Interest on the Exchange Notes shall accrue from the last interest payment date (January or July 15, each an
                                    'Interest Payment Date') on which interest was paid on
                                    the Initial Notes so surrendered or, if no interest has
                                    been paid on such Initial Notes, from July 21, 1997.

NO MINIMUM CONDITION..............  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being
                                    tendered for exchange.

EXCHANGE DATE.....................  The date of acceptance and exchange of the Initial Notes will be the fourth business day following the Expiration
                                    Date, unless an earlier date is selected by the Company
                                    and the Company notifies the Exchange Agent (as defined
                                    herein) of such earlier date.

CONDITIONS TO THE EXCHANGE
  OFFER...........................  The Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for,
                                    any Initial Notes and may terminate or amend the
                                    Exchange Offer, if any of certain customary conditions
                                    exist, the occurrence of which may be waived by the
                                    Company. The Company currently expects that each of the
                                    conditions will be satisfied and that no waivers will be
                                    necessary. See 'The Exchange Offer--Certain Conditions
                                    to the Exchange Offer.'

PROCEDURES FOR TENDERING INITIAL
  NOTES...........................  Each holder of Initial Notes wishing to tender such notes must complete, sign and date the Letter of
                                    Transmittal, or a facsimile thereof, in accordance with
                                    the instructions contained herein and therein, and mail
                                    or otherwise deliver such Letter of Transmittal, or such
                                    facsimile, together with the Initial Notes and any other
                                    required documentation to the Exchange Agent at the
                                    address set forth in the Letter of Transmittal. See 'The
                                    Exchange Offer--Procedures for Tendering Initial Notes'
                                    and 'Plan of Distribution.'

USE OF PROCEEDS...................  There will be no proceeds to the Company from the exchange of Exchange Notes pursuant to the Exchange
                                    Offer. For a discussion of the use of the net proceeds
                                    received by the Company from the issuance of the Initial
                                    Notes see 'Use of Proceeds.'

FEDERAL INCOME TAX
  CONSIDERATIONS..................  The exchange of Exchange Notes pursuant to the Exchange
                                    Offer should not be a taxable event for federal income
                                    tax purposes. See 'Certain Federal Income Tax
                                    Considerations.'

SPECIAL PROCEDURES FOR BENEFICIAL
  OWNERS..........................  Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust
                                    company or other nominee and who wishes to tender should
                                    contact such registered holder promptly and instruct
                                    such registered holder to tender on such beneficial
                                    owner's behalf. If such beneficial owner wishes to
                                    tender on such beneficial owner's own behalf, such
                                    beneficial owner must, prior to completing and executing
                                    the Letter of Transmittal and delivering the Initial
                                    Notes, either make appropriate arrangements to register
                                    ownership of the Initial Notes in such beneficial
                                    owner's name or obtain a properly completed bond power
                                    from the registered holder. The transfer of registered
                                    ownership may take considerable time. See 'The Exchange
                                    Offer--Procedures for Tendering Initial Notes.'

GUARANTEED DELIVERY PROCEDURES....  Holders of Initial Notes who wish to tender their
                                    Initial Notes and whose Initial Notes are not
                                    immediately available or who cannot deliver their
                                    Initial Notes, the Letter of Transmittal or any other
                                    documents required by the Letter of Transmittal to the
                                    Exchange Agent prior to the Expiration Date must tender
                                    their Initial Notes according to the guaranteed delivery
                                    procedures set forth in 'The Exchange Offer--Procedures
                                    for Tendering Initial Notes.'

ACCEPTANCE OF INITIAL NOTES AND
  DELIVERY OF EXCHANGE NOTES......  On the Exchange Date, the Company will accept for exchange any and all Initial Notes which are properly
                                    tendered in the Exchange Offer prior to 5:00 p.m., New
                                    York City time, on the Expiration Date. The Exchange
                                    Notes issued pursuant to the Exchange Offer will be
                                    delivered promptly following the Exchange Date. See 'The
                                    Exchange Offer--Acceptance of Initial Notes for
                                    Exchange; Delivery of Exchange Notes.'

CONSEQUENCES OF FAILURE TO
  EXCHANGE........................  Holders of the Initial Notes who do not tender their
                                    Initial Notes in the Exchange Offer will continue to
                                    hold such Initial Notes and will be entitled to all the
                                    rights and limitations applicable thereto under the
                                    Indenture dated as of July 21, 1997 between the Company,
                                    the Guarantors and Marine Midland Bank, as trustee (the
                                    "Trustee") relating to the Initial Notes and the
                                    Exchange Notes (the 'Indenture'), except for any such
                                    rights under the Registration Rights Agreement (as
                                    defined herein) that by their terms terminate or cease
                                    to have further effectiveness as a result of the making
                                    of, and the acceptance for exchange of all validly
                                    tendered Initial Notes pursuant to the Exchange Offer.
                                    Holders of Initial Notes who do not exchange their
                                    Initial Notes for Exchange Notes pursuant to the
                                    Exchange Offer will continue to be subject to the
                                    restrictions on transfer of such Initial Notes as set
                                    forth in the legend therein as a consequence of the
                                    offer or sale of the Initial Notes pursuant to an
                                    exemption from, or in a transaction not subject to, the
                                    registration requirements of the Securities Act and
                                    applicable state securities laws. In general, the
                                    Initial Notes may not be offered or sold, unless
                                    registered under the Securities Act, except pursuant to
                                    an exemption from, or in a transaction not subject to,
                                    the Securities Act and applicable state securities laws.
                                    The Company does not currently anticipate that it will
                                    register the Initial Notes under the Securities Act. To
                                    the extent that Initial Notes are tendered and accepted
                                    in the Exchange Offer, the trading market for untendered
                                    or tendered but unaccepted Initial Notes could be
                                    adversely affected. See 'The Exchange
                                    Offer--Consequences of Failure to Exchange.'

REGISTRATION RIGHTS...............  The Company and the Guarantors entered into a
                                    Registration Rights Agreement dated as of July 21, 1997
                                    (the 'Registration Rights Agreement') with Donaldson
                                    Lufkin & Jenrette Securities Corporation (the 'Initial
                                    Purchaser'), for the benefit of all holders of Initial
                                    Notes, in which it agreed to make the Exchange Offer.
                                    The Registration Rights Agreement provides that if the
                                    Company fails to consummate the Exchange Offer on or
                                    prior to December 18, 1997, the Company will file a
                                    shelf registration statement (the 'Shelf Registration
                                    Statement') to cover resales of Senior Notes by holders
                                    who provide certain information required for inclusion
                                    in the Shelf Registration Statement, and who agree to be
                                    bound by the terms of the Registration Rights Agreement.
                                    Upon a Registration Default (as defined herein), the
                                    Company will be required to pay certain Liquidated
                                    Damages (as defined herein) to the affected holders of
                                    Senior Notes. See 'Exchange Offer; Registration Rights.'

EXCHANGE AGENT....................  Marine Midland Bank is serving as exchange agent (the
                                    'Exchange Agent') in connection with the Exchange Offer.
                                    See 'The Exchange Offer--Exchange Agent.'

RESALE OF EXCHANGE NOTES..........  Based upon interpretations by the staff of the SEC issued to third parties, the Company believes the
                                    Exchange Notes issued pursuant to the Exchange Offer in
                                    exchange for Initial Notes may be offered for resale,
                                    resold and otherwise transferred by holders thereof
                                    (other than any holder which is a broker-dealer or an
                                    'affiliate' of the Company within the meaning of Rule
                                    405 under the Securities Act) without compliance with
                                    the registration and prospectus delivery provisions of
                                    the Securities Act provided that such Exchange Notes are
                                    acquired in the ordinary course of business and such
                                    holders have no arrangement with any person to
                                    participate in the distribution of such Exchange Notes.
                                    Each broker-dealer that receives Exchange Notes for its
                                    own account pursuant to the Exchange Offer must
                                    acknowledge that it will deliver a prospectus in
                                    connection with a resale of such Exchange Notes. This
                                    Prospectus, as it may be amended or supplemented from
                                    time to time, may be used by such broker-dealers in
                                    connection with such resales. See 'The Exchange
                                    Offer--Resale of Exchange Notes.'

                               THE EXCHANGE NOTES

ISSUER............................  Playtex Products, Inc.

SENIOR NOTES OFFERED..............  $150,000,000 principal amount of 8 7/8% Senior Notes due
                                    2004.

MATURITY DATE.....................  July 15, 2004.

INTEREST PAYMENT DATES............  January 15 and July 15 of each year, commencing January
                                    15, 1998.

RANKING...........................  The Exchange Notes will be general unsecured obligations of the Company, ranking senior in right of payment to
                                    all existing and future Subordinated Indebtedness of the
                                    Company and PARI PASSU in right of payment to all
                                    existing and future Senior Indebtedness of the Company.
                                    The Company's obligations under the Credit Facilities,
                                    however, are secured by a first priority lien on
                                    substantially all of the receivables, inventories and
                                    intangible assets of the Company and its domestic
                                    Subsidiaries and, accordingly, such indebtedness
                                    effectively will rank prior to the Exchange Notes and
                                    the Guarantees with respect to such assets.

OPTIONAL REDEMPTION...............  The Exchange Notes will be redeemable at the option of the Company, in whole or in part, on or after July 15,
                                    2001, at the redemption prices set forth herein,
                                    together with accrued and unpaid interest and Liquidated
                                    Damages, if any, to the date of redemption. In addition,
                                    at any time prior to July 15, 2000, the Company may
                                    redeem up to 35% of the original aggregate principal
                                    amount of the Exchange Notes with the net proceeds from
                                    the sale by the Company of Qualified Capital Stock in
                                    one or more offerings within 60 days thereof, at a
                                    redemption price equal to 108 7/8% of the aggregate
                                    principal amount thereof, plus accrued and unpaid
                                    interest and Liquidated Damages, if any, to the date of
                                    redemption.

CHANGE OF CONTROL.................  Upon a Change of Control, (i) each holder of the
                                    Exchange Notes will have the right to require the
                                    Company to purchase all or any part of such holder's
                                    Exchange Notes at a purchase price in cash equal to 101%
                                    of the principal amount thereof, plus accrued and unpaid
                                    interest and Liquidated Damages, if any, to the date of
                                    repurchase, and (ii) at any time prior to July 15, 2001,
                                    the Company will have the option to redeem the Exchange
                                    Notes, in whole or in part, within 90 days of such
                                    Change of Control, at a redemption price equal to the
                                    principal amount thereof, together with accrued and
                                    unpaid interest and Liquidated Damages, if any, to the
                                    date of redemption, plus the Applicable Premium.

ASSET SALE PROCEEDS...............  The Company will be obligated in certain circumstances to make an offer to purchase the Exchange Notes at a
                                    purchase price equal to 100% of the principal amount
                                    thereof, plus accrued and unpaid interest and Liquidated
                                    Damages, if any, to the purchase date with the Net Cash
                                    Proceeds of Asset Sales.

GUARANTEES........................  The Exchange Notes will be jointly and severally guaranteed on an unsecured senior basis by all of the
                                    Company's existing and future subsidiaries, other than
                                    Foreign Subsidiaries and certain other subsidiaries of
                                    the Company.

RESTRICTIVE COVENANTS.............  The Indenture will contain certain covenants, including, but not limited to, covenants with respect to: (i)
                                    limitations on indebtedness; (ii) limitations on
                                    restricted payments; (iii) limitations on transactions
                                    with affiliates; (iv) limitations on liens; (v)
                                    limitations on sale of assets; (vi) limitations on
                                    issuance and sale of capital stock of subsidiaries;
                                    (vii) limitations on dividends and other payment
                                    restrictions affecting subsidiaries; and (viii)
                                    restrictions on consolidations, mergers and sale of
                                    assets.

ABSENCE OF PUBLIC MARKET..........  There is no public market for the Exchange Notes, and the Exchange Notes will not be listed on any securities
                                    exchange. The Company has been advised by the Initial
                                    Purchaser that, following consummation of the Exchange
                                    Offer, the Initial Purchaser intends to make a market in
                                    the Exchange Notes; however, any market making may be
                                    discontinued at any time without notice. If an active
                                    public market does not develop, the market price and
                                    liquidity of the Exchange Notes may be adversely
                                    affected. See 'Risk Factors.'

 For definitions of certain capitalized terms used herein, see 'Description of the Senior Notes.'

                                  RISK FACTORS

    Prospective investors in the Exchange Notes should carefully consider the matters set forth under "Risk Factors" beginning on page 12.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

    Set forth in the following table are certain consolidated historical financial data concerning the Company for each of the periods specified and selected pro forma financial data for the twelve months ended December 28, 1996, the six months ended June 29, 1996 and as of and for the six months ended June 28, 1997. The information as of and for each of the twelve months ended December 31, 1994, December 30, 1995 and December 28, 1996 is derived from the audited consolidated financial statements of the Company for such periods. The Company's consolidated financial statements as of December 30, 1995 and December 28, 1996 and for the twelve months ended December 31, 1994, December 30, 1995, and December 28, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report thereon which appears elsewhere in this Prospectus. The financial data for the six months ended June 29, 1996 and as of and for the six months ended June 28, 1997 are derived from the Company's unaudited consolidated financial statements and such statements include all adjustments (consisting of normal recurring adjustments) considered necessary in the opinion of management for fair presentation of the financial position, results of operations and cash flows of the Company. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. The summary pro forma financial data give pro forma effect to the Refinancing (as defined herein) as if it had occurred on the first day of the period presented with respect to statement of operations data, and as of June 28, 1997 with respect to balance sheet data. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the Refinancing been consummated at the beginning of the period presented or that might be attained in the future. The following table should be read in conjunction with "Use of Proceeds," "Pro Forma Financial Data," "Selected Historical and Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes thereto (the "Consolidated Financial Statements") appearing elsewhere in this Prospectus.

                                                          TWELVE MONTHS ENDED                SIX MONTHS ENDED
                                                ----------------------------------------  ----------------------
                                                DECEMBER 31,  DECEMBER 30,  DECEMBER 28,   JUNE 29,    JUNE 28,
                                                    1994          1995          1996         1996        1997
                                                                     (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.....................................   $  473,275    $  483,581    $  498,742   $  274,939  $  271,282
Gross profit..................................      306,674       295,452       306,230      169,329     165,616
Operating expenses (1)........................      166,799       195,457       194,184      114,753     108,650
Operating earnings............................      129,694        82,286        99,200       54,576      56,966
Net earnings (loss) available to common
  stockholders................................   $   28,384    $   (5,161)   $   18,199   $   11,470  $   13,365
Ratio of earnings to fixed charges............          1.7x          1.2x          1.5x         1.6x        1.7x

OTHER DATA:
EBITDA (2)(3).................................   $  147,287    $  108,491    $  120,975   $   65,316  $   67,165
Depreciation and amortization (3).............       17,593        26,205        21,775       10,740      10,199
Capital expenditures..........................        8,503        12,395         9,740        4,644       6,017
Gross margin (4)..............................         64.8%         61.1%         61.4%        61.6%       61.0%
EBITDA margin (5).............................         31.1%         22.4%         24.3%        23.8%       24.8%

SELECTED PRO FORMA DATA: (6)
Net earnings..................................                               $   17,032       --      $   12,915
Cash interest expense (7).................................................       64,367       --          31,715
Ratio of EBITDA to cash interest expense..................................          1.9x      --             2.1x
Ratio of earning to fixed charge (8)......................................          1.5       --             1.7
Ratio of net debt to EBITDA (9)...........................................                                   6.1

                                                                                             JUNE 28, 1997
                                                                                        ------------------------
                                              DECEMBER 31,  DECEMBER 30,  DECEMBER 28,                   AS
                                                  1994          1995          1996        ACTUAL    ADJUSTED(10)
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD END):
Working capital.............................   $   17,623    $   28,637    $    6,522   $   30,993   $   63,570
Total assets................................      599,400       682,861       660,331      676,507      680,085
Total long-term debt (11)...................      875,700       790,050       739,700      745,200      759,433
Common stock and other stockholders'
  equity....................................     (465,997)     (300,976)     (282,727)   (269,294)    (273,372)

                                               (SEE FOOTNOTES ON FOLLOWING PAGE)

(NOTES FROM PRECEDING PAGE)

------------------------------
(1) Excludes amortization of intangibles and write-off of the unamortized balance of certain intangible assets. See Note 3.

(2) EBITDA is defined as operating earnings plus depreciation and amortization. EBITDA should not be considered as an alternative to operating earnings
    (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of the Company's ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used.

(3) The non-cash expense associated with the write-off of the unamortized balance of certain intangible assets in 1995 totaling $6.4 million is included in depreciation and amortization.

(4) Gross profit as a percentage of net sales for the period presented.

(5) EBITDA as a percentage of net sales for the period presented.

(6) Gives pro forma effect to the Refinancing as if it had occurred on the first day of the period presented.

(7) Defined as total interest expense (less non-cash amortization of deferred financing costs). Pro forma cash interest expense is calculated as follows:

                                                                                TWELVE
                                                                             MONTHS ENDED       SIX MONTHS ENDED
                                                                             -------------  ------------------------
                                                                             DECEMBER 28,    JUNE 29,     JUNE 28,
                                                                                 1996          1996         1997
                                                                                         (IN THOUSANDS)
Actual interest expense....................................................    $  64,860     $  32,962    $  32,209
Less:      Amortization of existing deferred financing costs...............       (2,089)       (1,009)      (1,083)
                                                                             -------------  -----------  -----------
Actual cash interest expense...............................................       62,771        31,953       31,126

Less:      Interest expense on debt refinanced.............................      (30,633)      (16,128)     (15,328)
Add:       Interest expense on Senior Notes................................       13,313         6,656        6,656
           Interest expense on the Credit Facilities.......................       18,916        10,212        9,261
                                                                             -------------  -----------  -----------
           Pro forma cash interest expense.................................    $  64,367     $  32,693    $  31,715
                                                                             -------------  -----------  -----------
                                                                             -------------  -----------  -----------

   Pro forma interest expense on the Credit Facilities is based upon the applicable rate in effect during the periods indicated after giving effect to the applicable interest margin.

(8) Earnings used in computing the ratios of earnings to fixed charges consist of earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of deferred financing costs and discount on indebtedness, and one-third of rental expense, which is deemed to be representative of the interest factor of rental payments.

(9) Net debt is defined as total debt less cash and cash equivalents at June 28, 1997 on a pro forma basis and excludes obligations due to related party. See "Description of Certain Indebtedness--Due to Related Party." EBITDA is for the twelve months ended June 28, 1997.

(10) As adjusted for the Refinancing as if it had occurred on June 28, 1997.

(11) Includes current portion of long-term debt and excludes obligations due to related party. See "Description of Certain Indebtedness--Due to Related Party" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                  RISK FACTORS

    THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, SHOULD BE CAREFULLY CONSIDERED BEFORE INVESTING IN THE EXCHANGE NOTES OFFERED HEREBY.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. The Company does not intend to register the Initial Notes under the Securities Act, other than in the limited circumstances contemplated by the Registration Rights Agreement. In addition, any holder of Initial Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered or tendered but unaccepted Initial Notes could be adversely affected. See "The Exchange Offer" and "Exchange Offer; Registration Rights."

HIGH LEVERAGE AND SUBSTANTIAL DEBT SERVICE REQUIREMENTS

    Following the offering of the Initial Notes (the "Offering"), the Company continues to be highly leveraged and have substantial debt service obligations. As of June 28, 1997, on a pro forma basis, after giving effect to the Refinancing, the Company's long-term debt would have been $836.3 million including $78.4 million due to a related party and the Company's stockholders' deficit would have been $273.4 million. See "Description of Certain Indebtedness" and "Capitalization." The Company's consolidated pro forma ratio of earnings to fixed charges for the twelve months ended December 28, 1996 would have been 1.5. For the six months ended June 29, 1996 and June 28, 1997, respectively, the Company's pro forma ratio of earnings to fixed charges would have been 1.6 and 1.7, respectively. The Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness.

    The degree to which the Company is leveraged could have important consequences to holders of the Exchange Notes, including, but not limited to the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a significant portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (iv) such indebtedness contains, and any refinancing thereof likely will contain, financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Certain Indebtedness."

RISK OF PRINCIPAL REPAYMENT

    The Company will have substantial principal repayment obligations prior to the maturity of the Exchange Notes on July 15, 2004. In 2003, the Company will be required to have fully repaid its borrowings under the Term Loan Agreement among the Company, various financial institutions, DLJ Capital Funding, Inc. ("DLJ Capital Funding"), and the facility manager thereunder (the "Special Term Loan") and the

Credit Agreement among the Company, the several lenders from time to time party thereto, DLJ Capital Funding and the agent thereunder (the "New Credit Agreement"; and together with the Special Term Loan, the "Credit Facilities"). The Company's 9% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") will mature on December 15, 2003. See "Description of Certain Indebtedness." The Company believes that it will generate sufficient cash flow from operations to be able to make the scheduled payments of interest and principal under the Credit Facilities and interest payments on the Senior Subordinated Notes, the Initial Notes and the Exchange Notes offered hereby (collectively, the "Notes"); however, the Company does not expect to generate sufficient cash flow from operations to make the $360.0 million principal payment due in 2003 on the Senior Subordinated Notes or the principal payment due in 2004 on the Senior Notes. Accordingly, the Company will be required either to refinance its obligations with respect to the Notes prior to maturity, sell assets or raise equity capital to repay the principal amount of the Notes. The Company's ability to make scheduled principal payments, refinance its obligations with respect to its indebtedness, sell assets or raise equity capital depends on its financial and operating performance, which, in turn, is subject in part to prevailing economic conditions and to financial, business and other factors beyond the Company's control. Although the Company's cash flow from its operations and borrowings have been sufficient to meet its historical debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient or that future borrowing facilities will be available for the payment or refinancing of the Company's indebtedness.

RISKS OF FAILURE TO REPAY INDEBTEDNESS

    In the event the Company is unable to make required payments or otherwise comply with the terms of its indebtedness, including borrowings under the Credit Facilities and the Notes, the holders of such indebtedness could accelerate the obligations of the Company thereunder, which could result in the Company's being forced to seek protection under applicable bankruptcy laws or in an involuntary bankruptcy proceeding being brought against the Company. Under such circumstances, the holders of the Senior Notes may be adversely affected.

HOLDING COMPANY STRUCTURE; STRUCTURAL SUBORDINATION

    The Company conducts a portion of its operations through subsidiaries. As a result of this holding company structure, the creditors of the Company, including the holders of the Senior Notes, will effectively rank junior to all creditors of the Company's subsidiaries which are not Guarantors, including trade creditors. In the event of the dissolution, bankruptcy, liquidation or reorganization of such a subsidiary, the holders of the Senior Notes will not receive any amounts in respect of the Senior Notes until after the payment in full of the claims of creditors of such subsidiary. As of June 28, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries to which the holders of the Senior Notes would be effectively subordinated would have been approximately $4.7 million.

RESTRICTIVE COVENANTS

    The Credit Facilities contain, and any refinancing thereof likely would contain, a number of restrictive covenants. The New Credit Agreement includes covenants restricting, among other things (i) incurrence of additional indebtedness, (ii) dividends and restricted payments, (iii) creation of certain liens, (iv) the use of proceeds from sales of assets and subsidiary stock, (v) sale and leaseback transactions, (vi) transactions with affiliates and (vii) certain mergers, consolidations and transfers of all or substantially all of the assets of the Company. See "Description of Certain Indebtedness--Credit Facilities." The Special Term Loan, the Indenture and the indenture relating to the Senior Subordinated Notes (the "Senior Subordinated Indenture") also contain numerous operating covenants including, among others, restrictions on the ability of the Company to (i) incur additional indebtedness, (ii) create liens or other encumbrances, (iii) make certain payments and investments and (iv) sell or otherwise dispose of assets and merge or consolidate with another entity. See "Description of Certain Indebtedness--Senior Subordinated Notes" and "Description of the Senior Notes--Certain Covenants." The New Credit Agreement will include certain financial covenants, including (i) a minimum ratio of EBITDA (as defined therein) less capital expenditures to interest expense and (ii) a minimum ratio of Funded Debt (as defined therein) to EBITDA. The agreement relating to the Special Term Loan will contain covenants similar to those contained in the Indenture. A failure of the Company to comply with the covenants contained in the Credit Facilities, the Indenture or the Senior Subordinated Indenture could result in an event of default under the Credit Facilities, the Indenture or the Senior Subordinated Indenture which could permit acceleration of the obligations thereunder and acceleration of debt under other instruments (including, but not limited to the Credit Facilities, the Indenture or the Senior Subordinated Indenture, as applicable) that may contain cross-acceleration or cross-default provisions. Other indebtedness of the Company could contain financial and other covenants more restrictive than those applicable to the Senior Notes.

CONTROL OF THE COMPANY

    Haas Wheat holds approximately 40% of the outstanding shares of Common Stock of the Company on a fully diluted basis and will likely continue to exercise control over the business of the Company by virtue of its voting power with respect to the election of directors and actions requiring stockholder approval. See "Management" and "Security Ownership of Certain Beneficial Owners and Management."

COMPETITION

    The markets for the Company's products are highly competitive and are characterized by the frequent introduction of new products. The Company believes that the market for consumer products will continue to be highly competitive and that the level of competition may intensify in the future as a result of higher spending for advertising and promotion, new product initiatives and continued activity in the private label sector. The Company's competitors consist of a large number of domestic and foreign companies, a number of which have significantly greater financial resources and less leverage than the Company. The Company's major competitor in the tampon market is Tambrands, Inc. ("Tambrands"), the maker of TAMPAX. On July 21, 1997, Tambrands was acquired by The Procter & Gamble Company ("Procter & Gamble"). See "Business--Competition."

MATERIAL CUSTOMERS

    Certain customers are material to the business and operations of the Company. For 1996 and the six months ended June 28, 1997, sales to Wal-Mart represented approximately 18% and 23%, respectively, of the net sales of the Company. Aggregate net sales to the Company's next three largest customers represented approximately 12% in 1996 and 16% in the six months ended June 28, 1997. The loss of sales to Wal-Mart could have a material adverse effect on the business and operations of the Company. See "Business--Customers and Backlog."

RISKS ATTENDANT TO ACQUISITION STRATEGY

    The Company regularly considers the acquisition of other companies engaged in the manufacture and sale of related products. At any given time, the Company may be in various stages of considering such opportunities. Such acquisitions are subject to the negotiation of definitive agreements and to conditions typical in acquisition transactions, certain of which conditions may be beyond the Company's control. There is no assurance that the Company will be able to identify desirable acquisition candidates or will be successful in entering into definitive agreements with respect to desirable acquisitions. Moreover, even if definitive agreements are entered into, there is no assurance that any future acquisition will thereafter be completed or, if completed, that the anticipated benefits of the acquisition will be realized. The process of integrating acquired operations into the Company's operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of the Company's existing operations. Future acquisitions by the Company could result in the incurrence of additional debt and contingent liabilities, which could have a material adverse effect on the Company's financial condition and results of operations.

TSS LITIGATION

    Since 1980, the Company has been engaged in the defense of claims arising from toxic shock syndrome ("TSS") cases relating to the use of tampons. During the mid-1980's, there were approximately 200 pending claims at any one time relating to PLAYTEX tampons. As of the end of June 1997, there were approximately 12 pending claims, although additional claims may be made in the future. Substantially all of the currently pending claims relate to incidents of TSS since October 1985, for which period the Company maintained a self-insurance program and carried no insurance with respect to such claims with third parties. Effective December 1, 1995, the Company obtained insurance coverage with certain limits in excess of the self-insured retention of $1.0 million per occurrence/$4.0 million in the aggregate, on claims occurring on or after December 1, 1995. Due to the inherent uncertainty of litigation, the Company may be subject to adverse judgments which could be substantial in amount and would not be covered by insurance. See "Business--Legal Proceedings."

FRAUDULENT CONVEYANCE RISK

    In connection with the Offering, the Company incurred substantial indebtedness under the Senior Notes.

    The incurrence by the Company of indebtedness under the Senior Notes and the incurrence by the Subsidiaries of indebtedness under the Guarantees may be subject to review under federal and state fraudulent conveyance laws if a bankruptcy, liquidation, reorganization or rehabilitation case or similar proceeding is commenced or a lawsuit is commenced by or on behalf of unpaid creditors of the Company or its Subsidiaries. Under these laws, if a court were to find that, at the time the Senior Notes or the Guarantees were issued (a) they were issued with the intent of hindering, delaying or defrauding current or future creditors or (b)(i) the Company or one of its Subsidiaries received less than reasonably equivalent value or fair consideration for issuing the Senior Notes or the Guarantees, as the case may be, and (ii) the Company or one of its Subsidiaries, as the case may be, (A) was insolvent or was rendered insolvent by reason of the Offering, (B) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (C) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under a relevant fraudulent conveyance laws) or (D) was a defendant in an action for money damages or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), such court could avoid or subordinate the Senior Notes and the Guarantees to presently existing and future indebtedness of the Company or one of its Subsidiaries and take other action detrimental to the holders of the Senior Notes and the Guarantees, including, under certain circumstances, invalidating the Senior Notes and the Guarantees.

    The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction which is being applied in any such proceeding. Generally, however, the Company or a Subsidiary would be considered insolvent if, at the time it incurred the indebtedness constituting the Senior Notes or the Guarantees, either (i) the fair market value (or fair saleable value) of its assets were less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured or (ii) it were incurring debt beyond its ability to pay as such debt matures.

POSSIBLE INABILITY TO REPURCHASE THE SENIOR NOTES UPON CHANGE OF CONTROL

    Any Change of Control would constitute a default under the Credit Facilities. Therefore, upon the occurrence of a Change of Control, the lenders under the Credit Facilities would have the right to accelerate their loans and the Company may be required to prepay all of its outstanding obligations under the Credit Facilities. Moreover, upon the occurrence of any Change of Control, the Company will be required to make a change of control offer under the Company's Senior Subordinated Notes. See "Description of Certain Indebtedness--Senior Subordinated Notes."

    If a Change of Control Offer (as defined herein) is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price (as defined herein) for any or all of the Senior Notes that might be delivered by holders of the Senior Notes seeking to accept the Change of Control Offer and, accordingly, none of the holders of the Senior Notes may receive the Change of Control Purchase Price for their Senior Notes. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Senior Notes the rights described under "Description of the Senior Notes--Events of Default."

ABSENCE OF A PUBLIC MARKET FOR EXCHANGE NOTES

    The Exchange Notes will constitute a new issue of securities for which there is no established trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission of the Exchange Notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the Initial Purchaser has advised the Company that it currently intends to make a market in the Exchange Notes, it is not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the pendency of any Shelf Registration Statement. See "Exchange Offer; Registration Rights." There can be no assurance as to the development or liquidity of any market for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which the holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities.

                               THE EXCHANGE OFFER

GENERAL

    The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange up to $150 million aggregate principal amount of Exchange Notes for a like aggregate principal amount of Initial Notes properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below. The Exchange Offer is being made with respect to any and all of the Initial Notes.

    As of the date of this Prospectus, $150 million aggregate principal amount of the Initial Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about September 4, 1997, to all holders of Initial Notes registered on the note register of the Company. The Company's obligation to accept Initial Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "--Certain Conditions to the Exchange Offer" below. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

PURPOSE OF THE EXCHANGE OFFER

    The Initial Notes were issued on July 21, 1997 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

    In connection with the issuance and sale of the Initial Notes, the Company entered into the Registration Rights Agreement, which requires the Company to file with the SEC a registration statement relating to the Exchange Offer not later than 30 days after the date of issuance of the Initial Notes, and to use its reasonable best efforts to cause the registration statement relating to the Exchange Offer to become effective under the Securities Act not later than 120 days after the date of issuance of the Initial Notes and the Exchange Offer to be consummated not later than 30 business days after the date of the effectiveness of the Registration Statement (or use its reasonable best efforts to cause to become effective a shelf registration statement with respect to resales of the Initial Notes by the 120th calendar day after the date on which the Company becomes obligated to file such shelf registration statement). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement.

    The Exchange Offer is being made by the Company to satisfy its obligations with respect to the Registration Rights Agreement. The term "holder," with respect to the Exchange Offer, means any person in whose name Initial Notes are registered on the note register of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Initial Notes are held of record by The Depository Trust Company. Other than pursuant to the Registration Rights Agreement, the Company is not required to file any registration statement to register any outstanding Initial Notes. Holders of Initial Notes who do not tender their Initial Notes or whose Initial Notes are tendered but not accepted would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Initial Notes.

    The Company is making the Exchange Offer in reliance on the position of the staff of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by a holder (other than any holder who is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. See "--Resale of Exchange Notes." Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE

    The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Initial Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof and will not be subject to any covenant regarding registration under the Securities Act. The Exchange Notes will evidence the same indebtedness as the Initial Notes and will be entitled to the benefits of the Indenture. See "Description of the Senior Notes."

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

    The Company has not requested, and does not intend to request, an interpretation by the staff of the SEC with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Initial Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the SEC set forth in a series of no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for sale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder that is a broker-dealer or is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any other such person is engaging in or intends to engage in a distribution of such Exchange Notes. Since the SEC has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer. Any holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and cannot rely on such interpretation by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

    Interest on the Exchange Notes will accrue from the last Interest Payment Date on which interest was paid on the Initial Notes so surrendered, or if no interest has been paid on such Initial Notes, from July 21, 1997.

    Tendering holders of the Initial Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Initial Notes pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

    The Exchange Offer will expire at 5:00 p.m., New York City time, on October 2, 1997 unless the Company, has extended the period of time for which the Exchange Offer is open (such date, as it may be extended, is referred to herein as the "Expiration Date"). The Expiration Date will be at least 20 business days after the commencement of the Exchange Offer in accordance with Rule 14e-1(a) under the Exchange Act. The Company expressly reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Initial Notes, by giving oral or written notice to the exchange agent and by timely public announcement no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Initial Notes previously scheduled Expiration Date. During any such extension, all Initial Notes previously tendered will remain subject to the Exchange Offer unless properly withdrawn.

    The Company expressly reserves the right to (i) terminate or amend the Exchange Offer and not to accept for exchange any Initial Notes not theretofore accepted for exchange upon the occurrence of any of the events specified below under "--Certain Conditions to the Exchange Offer" which have not been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Initial Notes, whether before or after any tender of the Initial Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Initial Notes as promptly as practicable.

    For purposes of the Exchange Offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will, subject to the conditions described under "--Certain Conditions to the Exchange Offer," exchange the Exchange Notes for the Initial Notes on the Exchange Date.

PROCEDURES FOR TENDERING INITIAL NOTES

    The tender to the Company of Initial Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal.

    A holder of Initial Notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Initial Notes being tendered and any required signature guarantees and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth below on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or
(ii) complying with the guaranteed delivery procedures described below.

    Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    THE METHOD OF DELIVERY OF INITIAL NOTES, LETTERS OF TRANSMITTAL AND ALL OF THE REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY. NO INITIAL NOTES OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE COMPANY.

    If tendered Initial Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Initial Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security listing as the owner of Initial Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Initial Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit, union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-L5 under the Exchange Act. If the Exchange Notes and/or Initial Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Initial Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

    The Exchange Agent will make a request within two business days after the date of receipt of this Prospectus to establish accounts with respect to the Initial Notes at the Book-Entry Transfer Facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Initial Notes by causing such Book-Entry Transfer Facility to transfer such Initial Notes into the Exchange Agent's account with respect to the Initial Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Initial Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    If a holder desires to tender Initial Notes in the Exchange Offer and time will not permit a Letter of Transmittal or Initial Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address set forth below on or prior to the Expiration Date, a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Initial Notes are registered and, if possible, the certificate numbers of the Initial Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date, the Initial Notes in proper form for transfer (or a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Initial Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of the notice of guaranteed delivery ("Notice of Guaranteed Deliver") which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

    A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Initial Notes (or a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Initial Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Initial Notes.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Initial Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders of any particular Initial Notes not properly tendered or not to accept any particular Initial Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Initial Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Initial Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Initial Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Initial Notes, such Initial Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Initial Notes.

    If the Letter of Transmittal or any Initial Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing , and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

    By tendering, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, or if it is an affiliate, it will comply with the registration and prospectus requirements of the Securities Act to the extent applicable.

    Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Initial Notes acquired directly from the Company) must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The Letter of Transmittal contains, among others things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Initial Notes for exchange (the "Transferor") exchanges, assigns and transfers the Initial Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Initial Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Initial Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Initial Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Notes or transfer ownership of such Initial Notes on the account books maintained by a Book-Entry Transfer Facility. The Transferor further agrees that acceptance of any tendered Initial Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of certain of its obligations under the Registration Rights Agreement. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

    The Transferor certifies that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in a distribution of Exchange Notes. Each Transferor which is a broker-dealer receiving Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company will, for a period of one year after the Exchange Date, make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

WITHDRAWAL RIGHTS

    Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsmile transmission (receipt confirmed by telephone) or letter must be received by the Exchange Agent at the address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Initial Notes to be withdrawn (the "Depositor"), (ii) identify the Initial Notes to be withdrawn (including the certificate number or numbers and principal amount of such Initial Notes), (iii) specify the principal amount of Initial Notes to be withdrawn, (iv) include a statement that such holder is withdrawing his election to have such Initial Notes exchanged, (v) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Initial Notes were tendered or as otherwise described above (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee under the Indenture register the transfer of such Initial Notes into the name of the person withdrawing the tender and (vi) specify the name in which any such Initial Notes are to be registered, if different from that of the Depositor. The Exchange Agent will return the properly withdrawn Initial Notes promptly following receipt of notice of withdrawal. If Initial Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Initial Notes or otherwise comply with the Book-Entry Transfer Facility's procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company in its sole discretion and such determination will be final and binding on all parties.

    Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Initial Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Initial Notes will be credited to an account with such Book Entry Transfer Facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Initial Notes" above at any time on or prior to the Expiration Date.

ACCEPTANCE OF INITIAL NOTE FOR EXCHANGE; DELIVER OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly on the Exchange Date, all Initial Notes properly tendered and will issue the Exchange Notes promptly after such acceptance. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Initial Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

    For each Initial Note accepted for exchange, the holder of such Initial Note will receive an Exchange Note having a principal amount equal to that of the surrendered Initial Note.

    In all cases, issuance of Exchange Notes for Initial Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Initial Notes or a timely book-entry confirmation of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Initial Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Initial Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Initial Notes will be returned without expense to the tendering holder thereof (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such non-exchanged Initial Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the Exchange Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Initial Notes and may terminate or amend the Exchange Offer (by oral or written notice to the Exchange Agent or by a timely press release) if at any time before the acceptance of such Initial Notes for exchange or the exchange of the Exchange Notes for such Initial Notes, any of the following conditions exist:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse affect on the contemplated benefits of the Exchange Offer to the Company; or

    (b) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company that is or may be adverse to the Company, or the Company shall have become aware of facts that have or may have adverse significance with respect to the value of the Initial Notes or the Exchange Notes or that may materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (c) any law, rule or regulation or applicable interpretations of the staff of the SEC is issued or promulgated which, in the good faith determination of the Company, do not permit the Company to effect the Exchange Offer; or

    (d) any governmental approval has not been obtained, which approval the Company, in its sole discretion, deems necessary for the consummation of the Exchange Offer; or

    (e) there shall have been proposed, adopted or enacted any law, statute, rule or regulation (or an amendment to any existing law statute, rule or regulation) which, in the sole judgement of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

    (f) there shall occur a change in the current interpretation by the staff of the SEC which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is a broker dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes; or

    (g) there shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market (whether or not mandatory), (ii) any limitation by any governmental agency or authority which may adversely affect the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iv) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other leading institutions in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

    The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Initial Notes upon the occurrence of any of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Initial Notes). In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Initial Notes.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from/time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If the Company waives or amends the foregoing conditions, it will, if required by law, extend the Exchange Offer for a minimum of five business days from the date that the Company first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Expiration Date would otherwise occur within such five business-day period. Any determination by the Company concerning the events described above will be final and binding upon all parties.

    In addition, the Company will not accept for exchange any Initial Notes tendered, and no Exchange Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

    The Exchange Offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange.

EXCHANGE AGENT

    Marine Midland Bank has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below:

BY HAND/OVERNIGHT COURIER:                     BY MAIL:
Marine Midland Bank                            (INSURED OR REGISTERED RECOMMENDED)
Attention: Corporate Trust Operations          Marine Midland Bank
140 Broadway, Level A                          Attention: Corporate Trust Operations
New York, New York 10005-1180                  140 Broadway, Level A
                                               New York, New York 10005-1180

BY FACSIMILE:  (212) 658-2292
                Attention: Frank Godino
                Telephone: (212) 658-5931

Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent at the address and telephone number set forth in the Letter of Transmittal.

    DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS, FEES AND EXPENSES

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Initial Notes and in handling or forwarding tenders for their customers.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $100,000 which includes fees and expenses of the Exchange Agent, Trustee, registration fees, accounting, legal, printing and related fees and expenses.

    No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company.

    Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Initial Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Initial Notes in such jurisdiction.

TRANSFER TAXES

    The Company will pay all transfer taxes, if any, applicable to the exchange of Initial Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Initial Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Initial Notes tendered, or if tendered Initial Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the carrying value of the Initial Notes as reflected in the Company's accounting records on the Exchange Date. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the exchange of Exchange Notes for Initial Notes. Expenses incurred in connection with the issuance of the Exchange Notes will be amortized over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Initial Notes who do not tender their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon. Initial Notes not exchanged pursuant to the Exchange Offer will continue to remain outstanding in accordance with their terms. In general, the Initial Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act.

    Participation in the Exchange Offer is voluntary, and holders of Initial Notes should carefully consider whether to participate. Holders of Initial Notes are urged to consult their financial and tax advisors in making their own decision whether or not to tender their Initial Notes. See "Certain Federal Income Tax Consequences."

    As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Initial Notes who do not tender their Initial Notes in the Exchange Offer will continue to hold such Initial Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. All untendered Initial Notes will continue to be subject to the restrictions on transfer set forth in the legend thereon. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Initial Notes could be adversely affected.

    The Company may in the future seek to acquire, subject to the terms of the Indenture, untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Initial Notes which are not tendered in the Exchange Offer.

RESALE OF EXCHANGE NOTES

    The Company is making the Exchange Offer in reliance on the position of the staff of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretative letters to third parties. Based on these interpretations by the staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by a holder (other than any holder who is a broker-dealer or an "affiliate" of the Company within the meaning of rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder who is an "affiliate" of the Company or who has an arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, or any broker-dealer who purchased Initial Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act (i) cannot rely on the applicable interpretations of the staff and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Initial Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Initial Notes acquired directly from the Company) must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with such resales. See "Plan of Distribution."

    In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Notes reasonably requests. Such registration or qualification may require the imposition of restrictions or conditions (including suitability requirements for offerees or purchasers) in connection with the offer or sale of any Exchange Notes.

                                  THE COMPANY

    The Company is a leading manufacturer and marketer of a diversified line of well recognized branded consumer products, including PLAYTEX tampons, PLAYTEX infant care products, BANANA BOAT sun care products, PLAYTEX household latex gloves and WOOLITE rug and upholstery cleaning products. In 1996, approximately 94% of the Company's net sales were derived from the sale of products in which it holds the number one or two market share position. Since 1994, the Company has leveraged its brand name recognition, stable market position and strong distribution network to grow its Infant Care and Sun Care businesses, both of which have experienced rapid growth in both market share and net sales. For the twelve months ended June 28, 1997, the Company generated net sales and EBITDA of $495.1 million and $122.8 million, respectively.

HISTORY AND BACKGROUND

    The Playtex businesses were founded in 1932 under the name International Latex Company and operated for many years prior to 1986 under the name International Playtex, Inc. ("IPI"). In the mid-1950's, using the latex technology developed for the manufacture of girdles, IPI began to market household gloves, the first of many products to constitute the Family Products division. Through the marketing of gloves, the addition of disposable nursers in the mid-1960's and the acquisition in 1967 and subsequent expansion of its tampon manufacturing business, Playtex established a major presence in the drug store, supermarket and mass merchandise channels of distribution.

    In 1986, IPI was the subject of a management leveraged buyout and, in 1988, the Company, which was formed by certain management investors and The Thomas H. Lee Company, acquired the Family Products business from Playtex Holdings, Inc. ("PHI"), the successor to IPI. Concurrently, Playtex Apparel, Inc. ("Apparel"), which manufactured women's intimate apparel, was divested to a partnership owned by operating management of that business. In November 1991, Apparel was sold to Sara Lee Corporation ("Sara Lee"). There is no longer any corporate relationship between the Company and Sara Lee or Apparel, except that the Company and Apparel each own 50% of the stock of Playtex Marketing Corporation ("Playtex Marketing"), which owns the PLAYTEX and LIVING trademarks and licenses them on a royalty-free basis in perpetuity to the Company.

    In December 1992, the Company acquired, for $5 million, a 22% common equity interest in Banana Boat Holding Corporation ("BBH") in conjunction with the acquisition by BBH's wholly-owned subsidiary, Sun Pharmaceuticals Corp. ("Sun"), of the assets and certain liabilities of Sun Pharmaceuticals, Ltd. BBH was controlled by Thomas H. Lee Equity Partners, L.P. and other employees and affiliates of The Thomas H. Lee Company. Sun manufactured and marketed a line of sun and skin care products in the United States and abroad under the BANANA BOAT trademark. Concurrent with its acquisition of the equity interest in BBH, the Company entered into a distribution agreement with Sun under which it distributed BANANA BOAT sun and skin care products for Sun from November 1993 to October 1995.

    In October 1995, the Company acquired by merger all the remaining outstanding common shares of BBH not previously owned by the Company (the "BBH Acquisition") and terminated the distribution agreement. Beginning in November 1993, the Company had recognized 42.5% of the operating profits from the sale of BANANA BOAT products, in accordance with the terms of the distribution agreement between BBH and the Company. Following the BBH Acquisition, the Company's equity ownership of BBH and its interest in the operating profits from the sale of BANANA BOAT products increased to 100%. The net consideration expended in connection with the BBH Acquisition included cash of approximately $40.4 million, the retirement of $27.1 million of BBH's long-term debt, the assumption of BBH's working capital facility and the payment of accrued interest and transaction fees of approximately $4.3 million. The BBH Acquisition was financed with approximately $34.3 million of existing cash balances and advances under the Company's acquisition revolving credit facility of $37.5 million. In March 1996, BBH was merged with and into Sun, with Sun being the surviving corporation.

    The Company's Common Stock is listed on The New York Stock Exchange under the symbol "PYX."

    The Company was incorporated in Delaware on September 1, 1988. The Company's principal executive office is located at 300 Nyala Farms Road, Westport, Connecticut 06880, and its telephone number is (203) 341-4000.

                                USE OF PROCEEDS

    The Company will not receive any cash proceeds or incur an additional indebtedness as a result of the issuance of the Exchange Notes pursuant to the Exchange Offer.

    The net proceeds to the Company from the Offering were approximately $145.0 million (after deducting discounts and commissions and estimated expenses of the Offering). Concurrently with the consummation of the Offering, the Company entered into the Credit Facilities. See "Description of Certain Indebtedness--Credit Facilities." The Company used the proceeds from both the Offering and the Credit Facilities to repay (the "Refinancing") all outstanding indebtedness under the Credit Agreement, dated as of June 6, 1995, among the Company, the several banks and other financial institutions from time to time party thereto and The Chase Manhattan Bank (formerly known as Chemical Bank), as agent, as amended, modified or supplemented (the "1995 Credit Agreement"). At June 28, 1997, borrowings under the 1995 Credit Agreement consisted of $355.0 million under a term loan facility, $30.2 million under a working capital facility and accrued interest of $4.2 million.

SOURCES AND USES OF FUNDS

    The following is a summary of the estimated sources and uses of funds for the Refinancing assuming it occurred on June 28, 1997.

                                                                                                    (IN THOUSANDS)
SOURCES:    Credit Facilities(1)..................................................................    $  249,433
            Senior Notes..........................................................................       150,000
                                                                                                    --------------
            Total sources.........................................................................    $  399,433
                                                                                                    --------------
                                                                                                    --------------

USES:       1995 Credit Agreement(2)..............................................................    $  389,433
            Refinancing fees and transaction expenses.............................................        10,000
                                                                                                    --------------
            Total uses............................................................................    $  399,433
                                                                                                    --------------
                                                                                                    --------------

------------------------

(1) Comprised of initial borrowings in the amount of $44,433 under the Revolving Credit Facility, $150,000 of Special Term Loan borrowings and $55,000 of Term A Loan borrowings (each as defined herein). See "Description of Certain Indebtedness--Credit Facilities."

(2) Upon repayment of all indebtedness outstanding thereunder, the 1995 Credit Agreement will be terminated.

    At December 28, 1996, the weighted average variable interest rate on borrowings under the 1995 Credit Agreement was 7.32%; the weighted average variable interest rate on such borrowings for the twelve months ended December 28, 1996 was 7.35%. At June 28, 1997, the weighted average variable interest rate on borrowings under the 1995 Credit Agreement was 7.58%.

                                 CAPITALIZATION

    The following table sets forth the actual cash, current portion of long-term debt and capitalization of the Company at June 28, 1997, and as adjusted to give effect to the Refinancing. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical and Pro Forma Consolidated Financial Data." This table should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                    JUNE 28, 1997
                                                              -------------------------
                                                                 ACTUAL     AS ADJUSTED

                                                                   (IN THOUSANDS,
                                                                 EXCEPT SHARE DATA)
Cash........................................................  $      4,536   $   4,536
                                                              ------------  -----------
                                                              ------------  -----------
  Current portion of long-term debt.........................  $     27,500   $   1,500
                                                              ------------  -----------
                                                              ------------  -----------

Long-Term Debt(1):
  1995 Credit Agreement.....................................  $    357,700   $      --
  Credit Facilities(2)......................................            --     247,933
  Senior Notes..............................................            --     150,000
  Senior Subordinated Notes.................................       360,000     360,000
                                                              ------------  -----------
    Total long-term debt, excluding current portion.........       717,700     757,933
                                                              ------------  -----------

Common Stock ($0.01 par value; authorized 100,000,000
  shares; issued and outstanding 50,921,540 shares).........           509         509
Additional paid-in capital..................................       424,505     424,505
Retained earnings (deficit).................................      (692,353)   (696,431)
Foreign currency translation adjustment.....................        (1,955)     (1,955)
                                                              ------------  -----------
    Total stockholders' equity..............................      (269,294)   (273,372)
                                                              ------------  -----------

    Total capitalization....................................  $    448,406   $ 484,561
                                                              ------------  -----------
                                                              ------------  -----------

------------------------

(1) Excludes current portion of long-term debt and obligations due to related party. See "Description of Certain Indebtedness--Due to Related Party" and the Consolidated Financial Statements included elsewhere in this Prospectus.

(2) At June 28, 1997, on a pro forma basis after giving effect to the Refinancing, the Company would have had $69.1 million of undrawn availability under the Credit Facilities.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma consolidated financial data of the Company consist of the Pro Forma Consolidated Statements of Operations for the year ended December 28, 1996 and the six months ended June 28, 1997, and the Pro Forma Consolidated Balance Sheet as of June 28, 1997 adjusted to give effect to the Refinancing, as if such transactions had occurred at the beginning of the periods presented, with respect to the Pro Forma Consolidated Statement of Operations and as of June 28, 1997, with respect to the Pro Forma Consolidated Balance Sheet. See "Use of Proceeds." The Pro Forma Consolidated Statement of Operations for the six months ended June 28, 1997 excludes the write-off of deferred financing costs related to the 1995 Credit Agreement due to its non-recurring nature.

    The unaudited pro forma adjustments are based upon available information and certain assumptions which management believes are reasonable and factually supportable. The unaudited pro forma consolidated financial data that follows does not purport to represent what the Company's consolidated results of operations or consolidated financial position that would have been had the transactions described above actually occurred on such date or at the beginning of the relevant periods. In addition, the unaudited pro forma consolidated financial data which follows does not purport to project the Company's consolidated results of operations or consolidated financial position for the current year or any future date or period.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                                                AS OF JUNE 28, 1997
                                                                                       -------------------------------------
                                                                                                     PRO FORMA       AS
                                                                                       HISTORICAL   ADJUSTMENTS   ADJUSTED
                                                                                       -----------  -----------  -----------

                                                                                                  (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents..........................................................  $     4,536   $ 399,433(1) $     4,536
                                                                                                      (389,433)(2)
                                                                                                       (10,000)(3)
  Receivables, less allowance for doubtful accounts..................................       87,357                    87,357
  Inventories........................................................................       39,896                    39,896
  Current deferred taxes.............................................................        9,861                     9,861
  Other current assets...............................................................        2,472                     2,472
                                                                                       -----------  -----------  -----------
    Total current assets.............................................................      144,122          --       144,122

Net property, plant and equipment....................................................       55,617                    55,617
Intangible assets, net...............................................................
  Goodwill...........................................................................      342,806                   342,806
  Patents, trademarks and other......................................................       35,606                    35,606
  Deferred financing costs...........................................................       14,254      (6,422)(4)      17,832
                                                                                                        10,000(3)
Due from related parties.............................................................       80,017                    80,017
Other noncurrent assets..............................................................        4,085                     4,085
                                                                                       -----------  -----------  -----------
      Total assets...................................................................  $   676,507   $   3,578   $   680,085
                                                                                       -----------  -----------  -----------
                                                                                       -----------  -----------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................................  $    21,286   $  --       $    21,286
  Accrued expenses...................................................................       53,390      (4,233)(2)      49,157
  Income taxes payable...............................................................       10,953      (2,344)(4)       8,609
  Current maturities of long-term debt...............................................       27,500     (27,500)(2)       1,500
                                                                                                         1,500(1)
                                                                                       -----------  -----------  -----------
    Total current liablities.........................................................      113,129     (32,577)       80,552

Long-term debt:
  1995 Credit Agreement..............................................................      357,700    (357,700)(2)          --
  Senior Notes.......................................................................                  150,000(1)     150,000
  Special Term Loan..................................................................                  148,500(1)     148,500
  Term A Loan........................................................................                   55,000(1)      55,000
  Revolving Credit Facility..........................................................                   30,200(1)      44,433
                                                                                                        10,000(1)
                                                                                                         4,233(1)
  9% Notes...........................................................................      360,000                   360,000
                                                                                       -----------  -----------  -----------
    Total long-term debt.............................................................      717,700      40,233       757,933
Due to related party.................................................................       78,386                    78,386
Other noncurrent liabilities.........................................................       13,440                    13,440
Deferred income taxes................................................................       23,146                    23,146
                                                                                       -----------  -----------  -----------
    Total liabilities................................................................      945,801       7,656       953,457

Stockholders' Equity:
  Common Stock.......................................................................          509                       509
  Additional paid in capital.........................................................      424,505                   424,505
  Retained earnings (deficit)........................................................     (692,353)     (4,078)(4)    (696,431)
  Foreign currency translation adjustment............................................       (1,955)                   (1,955)
                                                                                       -----------  -----------  -----------
    Total stockholders' equity.......................................................     (269,294)     (4,078)     (273,372)
                                                                                       -----------  -----------  -----------
      Total liablities and stockholders' equity......................................  $   676,507   $   3,578   $   680,085
                                                                                       -----------  -----------  -----------
                                                                                       -----------  -----------  -----------

 (SEE NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET ON FOLLOWING PAGE)

(NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET ON PRECEDING PAGE)

------------------------

(1) To record receipt of proceeds from the Refinancing.

(2) To record the use of proceeds of the Refinancing to repay the Company's existing indebtedness, including accrued interest under the 1995 Credit Agreement.

(3) To record the use of proceeds of the Refinancing to pay the expenses associated with the Refinancing.

(4) To reflect the extraordinary charge of $4,078 (net of the related tax benefits of $2,344) related to the write off of the unamortized deferred financing costs associated with the 1995 Credit Agreement.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                     TWELVE MONTHS ENDED                     SIX MONTHS ENDED
                                                      DECEMBER 28, 1996                        JUNE 28, 1997
                                            -------------------------------------  -------------------------------------
                                                          PRO FORMA                              PRO FORMA
                                            HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                                                       (DOLLARS IN THOUSANDS)
Net sales.................................   $ 498,742                 $ 498,742    $ 271,282                 $ 271,282
Cost of sales.............................     192,512                   192,512      105,666                   105,666
                                            -----------               -----------  -----------               -----------
  Gross profit............................     306,230                   306,230      165,616                   165,616
                                            -----------               -----------  -----------               -----------
Operating expenses:
  Advertising and sales promotion.........     119,380                   119,380       64,006                    64,006
  Selling, distribution and research......      56,776                    56,776       28,974                    28,974
  Administrative..........................      18,028                    18,028        9,223                     9,223
  Amortization of intangibles.............      12,846                    12,846        6,447                     6,447
                                            -----------               -----------  -----------               -----------
    Total operating expenses..............     207,030                   207,030      108,650                   108,650
                                            -----------               -----------  -----------               -----------
    Operating earnings....................      99,200                    99,200       56,966                    56,966
                                                          $ (30,633)(5)                          $ (15,328) (8)
                                                             (1,306)(6)                               (653) (9)
Interest expense including related party                     32,229(7)                              15,917 (10
  interest expense and income(1)..........      64,860        1,548(8)     66,698      32,209          774 (11     32,919
                                            -----------  -----------  -----------  -----------  -----------  -----------
  Earnings from continuing operations
    before income taxes...................      34,340       (1,838)      32,502       24,757         (710)      24,047
Income taxes..............................      16,141         (671)(9)     15,470     11,392         (260) 12)     11,132
                                            -----------  -----------  -----------  -----------  -----------  -----------
  Net earnings............................   $  18,199    $  (1,167)   $  17,032    $  13,365    $    (450)   $  12,915
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                            -----------  -----------  -----------  -----------  -----------  -----------
Cash interest expense(2)..................   $  62,771                 $  64,367    $  31,126                 $  31,715
Ratio of EBITDA to cash interest
 expense..................................                                   1.9x                                   2.1x
Ratio of earnings to fixed charges(3).....                                   1.5                                    1.7
Ratio of net debt to EBITDA(4)............                                                                          6.1

         (SEE NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS ON
                                FOLLOWING PAGE)

(NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS ON PRECEDING
PAGE)
------------------------------

(1) Included in interest expense is related party interest of $12,150 and $6,075 net of related party interest income of $12,003 and $6,001, respectively for the twelve months ended December 28, 1996 and the six months ended June 28, 1997.

(2) Defined as total interest expense (less non-cash amortization of deferred financing costs). Pro forma cash interest expenses is calculated as follows:

                                                                                 TWELVE      SIX MONTHS
                                                                              MONTHS ENDED      ENDED
                                                                              DECEMBER 28,    JUNE 28,
                                                                                  1996          1997
                                                                              -------------  -----------
Actual interest expense.....................................................   $    64,860    $  32,209
Less: Amortization of existing deferred financing costs.....................        (2,089)      (1,083)
                                                                              -------------  -----------
Actual cash interest expense................................................        62,771       31,126
Less: Interest expense on debt refinanced...................................       (30,633)     (15,328)
Add: Interest expense on Senior Notes.......................................        13,313        6,656
     Interest expense on the Credit Facilities..............................        18,916        9,261
                                                                              -------------  -----------
     Pro forma cash interest expense........................................   $    64,367    $  31,715
                                                                              -------------  -----------
                                                                              -------------  -----------

   Pro forma interest expense on the Credit Facilities is based upon the applicable rate in effect during the periods indicated after giving effect to the applicable interest margin.

(3) Earnings used in computing the ratios of earnings to fixed charges consist of earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of deferred financing costs and discount on indebtedness, and one-third of rental expense, which is deemed to be representative of the interest factor of rental payments.

(4) Net debt is defined as total debt less cash and cash equivalents at June 28, 1997 on a pro forma basis and excludes obligations due to related party. EBITDA is for the twelve months ended June 28, 1997.

(5) To eliminate interest expense associated with the 1995 Credit Agreement.

(6) To eliminate amortization of deferred financing associated with the 1995 Credit Agreement.

(7) To record interest expense associated with the Refinancing.

(8) To record amortization of deferred financing associated with the Refinancing.

(9) Represents the tax effect of adjustments specified in notes (5), (6), (7), and (8) at statutory rates.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    Set forth in the following table are certain consolidated historical financial data concerning the Company for each of the periods specified. The information as of and for, each of the twelve months ended December 31, 1994, December 30, 1995 and December 28, 1996 is derived from the audited consolidated financial statements of the Company for such periods. The Company's consolidated financial statements as of December 30, 1995 and December 28, 1996 and for the twelve months ended December 31, 1994, December 30, 1995, and December 28, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report thereon which appears elsewhere in this Prospectus. The Company's audited financial statements for the twelve months ended December 26, 1992 and December 25, 1993 are not included in this Prospectus. The financial data as of and for the six months ended June 29, 1996 and the six months ended June 28, 1997 are derived from the Company's unaudited consolidated financial statements incorporated by reference herein, and such statements include all adjustments (consisting of normal recurring adjustments) considered necessary in the opinion of management for fair presentation of the financial position, results of operations and cash flows of the Company. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. The following table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements appearing elsewhere in this Prospectus or incorporated by reference herein.

                                                          TWELVE MONTHS ENDED                               SIX MONTHS ENDED
                                ------------------------------------------------------------------------   -------------------
                                DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   DECEMBER 28,   JUNE 29,  JUNE 28,
                                    1992           1993           1994         1995(8)        1996(8)        1996      1997

                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales.....................    $384,486      $ 409,858       $473,275       $483,581       $498,742     $274,939  $ 271,282
Cost of sales.................     126,549        136,722        166,601        188,129        192,512      105,610    105,666
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
  Gross profit................     257,937        273,136        306,674        295,452        306,230      169,329    165,616
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
Operating expenses:
  Advertising and sales
    promotion.................      88,750         87,446         98,999        117,581        119,380       71,602     64,006
  Selling, distribution and
    research..................      36,486         41,526         51,628         54,251         56,776       28,245     28,974
  Administrative..............      13,862         14,862         16,172         23,625         18,028        8,504      9,223
  Amortization of
    intangibles...............      14,981         14,529         10,181         11,268         12,846        6,402      6,447
  Write-off of intangible
    assets....................      --            121,620         --              6,441         --            --        --
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
    Total operating
      expenses................     154,079        279,983        176,980        213,166        207,030      114,753    108,650
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
    Operating earnings
      (loss)..................     103,858         (6,847)       129,694         82,286         99,200       54,576     56,966
Interest expense including
  related party interest
  expense and income (1)......     114,016        115,949         76,153         71,361         64,860       32,962     32,209
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
    Earnings (loss) from
      continuing operations
      before income taxes and
      cumulative effect of
      accounting changes and
      extraordinary loss......     (10,158)      (122,796)        53,541         10,925         34,340       21,614     24,757
Income taxes..................       5,100          2,049         23,994          8,151         16,141       10,144     11,392
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
    Earnings (loss) before
      cumulative effect of
      accounting changes and
      extraordinary loss......     (15,258)      (124,845)        29,547          2,774         18,199       11,470     13,365
Cumulative effect of
  accounting changes net of
  $693 income tax benefit.....      --                923         --             --             --            --        --
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
    Earnings (loss) before
      extraordinary loss......     (15,258)      (123,922)        29,547          2,774         18,199       11,470     13,365
Extraordinary loss on early
  extinguishment of debt, net
  of $25,430 and $5,180 tax
  benefit for 1993 and 1995,
  respectively................      --            (39,375)        --             (7,935)        --            --        --
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
    Net earnings (loss).......     (15,258)      (163,297)        29,547         (5,161)        18,199       11,470     13,365
Preferred dividend
  requirements................     (11,163)       (12,810)        (1,163)        --             --            --        --
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
    Net earnings (loss)
      available to common
      stockholders............    $(26,421)     $(176,107)      $ 28,384       $ (5,161)      $ 18,199     $ 11,470  $  13,365
                                ------------   ------------   ------------   ------------   ------------   --------  ---------
                                ------------   ------------   ------------   ------------   ------------   --------  ---------

Earnings (loss) per share
  after preferred dividend
  requirements (primary and
  fully diluted):
  Before cumulative effect of
    accounting change and
    extraordinary loss........    $  (2.44)     $  (12.67)      $   0.97       $   0.07       $   0.36     $   0.23  $    0.26
  Before extraordinary loss...    $  (2.44)     $  (12.58)      $   0.97       $   0.07       $   0.36     $   0.23  $    0.26
  Net earnings (loss).........    $  (2.44)     $  (12.67)      $   0.97       $  (0.12)      $   0.36     $   0.23  $    0.26
Weighted average common shares
  outstanding.................      10,845         10,867         29,212         42,309         50,833       50,881     50,910

OTHER DATA:
EBITDA (2)(3).................    $124,565      $ 136,540       $147,287       $108,491       $120,975     $ 65,316  $ 67,165
Depreciation and amortization
  (3).........................      20,707        143,387         17,593         26,205         21,775       10,740    10,199
Capital expenditures..........       9,818          6,490          8,503         12,395          9,740        4,644     6,017
Gross margin (4)..............        67.1%          66.6%          64.8%          61.1%          61.4%        61.6%     61.0%
EBITDA margin (5).............        32.4%          33.3%          31.1%          22.4%          24.3%        23.8%     24.8%
Ratio of earnings to fixed
  charges (6).................          --             --            1.7x           1.2x           1.5x         1.6x      1.7x

BALANCE SHEET DATA (AT PERIOD
  END):
Working capital...............    $  1,372      $ (24,632)      $ 17,623       $ 28,637       $  6,522     $ 31,659  $ 30,993
Total assets..................     716,083        588,457        599,400        682,861        660,331      694,135   676,507
Total long-term debt (7)......     930,032        915,413        875,700        790,050        739,700      775,000   745,200
Redeemable preferred stocks...     124,834        139,644             --             --             --           --        --
Common stock and other
  stockholders' equity........    (544,917)      (723,408)      (465,997)      (300,976)      (282,727)    (289,455) (269,294)

                                                   (SEE NOTES ON FOLLOWING PAGE)

(NOTES FROM PRECEDING PAGE)

------------------------------
(1) Included in interest expense is related party interest expense of $9,167, $10,587, $12,150, $12,150, and $12,150 net of related party interest income of $9,132, $10,502, $12,003, $12,003, and $12,003, respectively, for the twelve months ended December 26, 1992, December 25, 1993, December 31, 1994, December 30, 1995 and December 28, 1996 and $6,075 in related party interest expense and $6,001 in related party interest income for the six months ended June 29, 1996 and June 28, 1997.

(2) EBITDA is defined as operating earnings, plus depreciation and amortization. EBITDA should not be considered as an alternative to operating earnings
    (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of the Company's ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used.

(3) The non-cash expense associated with the write-off of the unamortized balances of certain intangible assets of $121,620 and $6,441 in 1993 and 1995, respectively, is included in depreciation and amortization.

(4) Gross profit as a percentage of net sales for the period presented.

(5) EBITDA as a percentage of net sales for the period presented.

(6) Earnings used in computing the ratios of earnings to fixed charges consist of earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of deferred financing costs and discount on indebtedness, and one-third of rental expense, which is deemed to be representative of the interest factor of rental payments. For the twelve months ended December 26, 1992 and December 25, 1993, earnings were inadequate to cover fixed charges by $10.2 million and $122.8 million, respectively. The ratio of earnings to fixed charges and preferred dividends is not presented as that ratio has no continuing relevancy. For the twelve months ended December 26, 1992 and December 25, 1993 earnings were inadequate to cover fixed charges and preferred dividends by $21.3 million and $135.6 million, respectively.

(7) Includes current portion of long-term debt and excludes obligations due to related party. See "Description of Certain Indebtedness--Due to Related Party" and the Consolidated Financial Statements included elsewhere in this Prospectus.

(8) In 1995 and 1996, respectively, $1.4 and $10.3 million of additional net sales were added as a result of the October 31, 1995 acquisition of the remaining portion of Banana Boat Holdings Corporation not previously owned by Playtex.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus or incorporated by reference herein.

RESULTS OF OPERATIONS
  SIX MONTHS ENDED JUNE 28, 1997 VERSUS SIX MONTHS ENDED JUNE 29, 1996

    NET SALES. Net sales for the six months ended June 28, 1997 decreased $3.7 million, or 1%, to $271.3 from $274.9 million for the same period in fiscal 1996. Net sales of the Company's Feminine Care products were down $24.7 million, or 22%, versus the first six months of 1996. These results reflect: (i) heavy promotional activities in the first half of 1996 which were not repeated in the current period and (ii) a strategic decision by management to reduce trade inventory levels, which had increased due to heavy trade promotional activity in prior periods. Net sales of the Company's Sun Care products increased $17.8 million, or 28%, for the six month period while net sales of Infant Care products increased $9.0 million, or 17%, over the same period in 1996. This growth in both Sun Care and Infant Care is due to (i) successful new product launches, (ii) distribution gains, (iii) continued market share gains, and (iv) continued category growth. Additionally, versus the same period in 1996, Household Product net sales decreased $2.4 million, or 8%, due in part to a change in pricing strategy for PLAYTEX gloves and the introduction of a new competitor in the carpet cleaning products business. Hair Care net sales, which represents 4% of the Company's total net sales, decreased 21% versus the first half of 1996.

    GROSS PROFIT. Gross profit of $165.6 million for the first six months of fiscal 1997 decreased by $3.7 million, or 2%, from the corresponding period in 1996. Period to period, gross margin decreased 0.6% to 61.0%. This decrease was attributable primarily to the mix of products sold.

    OPERATING EARNINGS. Operating earnings for the six months ended June 28, 1997 or $57.0 million were $2.4 million, or 4%, higher than for the comparable period in fiscal 1996. The increase in operating earnings was due primarily to a 29% decrease in trade spending offset in part by lower gross margins, increased consumer and media spending, and marginally higher overhead costs.

    INTEREST EXPENSE. Interest expense of $32.2 million decreased $0.8 million, or 2%, as a result of marginal reductions in the average long-term debt position and interest rates.

    NET EARNINGS. Net earnings of $13.4 million for the first six months of fiscal 1997 were $1.9 million, or 17% higher than the same period in fiscal 1996.

TWELVE MONTHS ENDED DECEMBER 28, 1996 COMPARED TO TWELVE MONTHS ENDED DECEMBER
  30, 1995

    NET SALES. Net sales in 1996 increased $15.1 million, or 3%, to $498.7 million from $483.6 million in 1995. Feminine Care net sales decreased $18.1 million, or 7%, compared to 1995. The Infant Care, Sun Care and Household Products lines reported gains in net sales of 25%, 46% and 6%, respectively, compared to 1995.

    Net sales for the Feminine Care business were $225.5 million for 1996 compared to $243.6 million in 1995. These results reflect (i) the rigorous competitive environment in the tampon category, particularly in the first half of the year; and (ii) a reduction in the level of inventories carried by retailers during the year. Although shipments to retailers declined 7% during the year, retail sales to consumers in units decreased only 1%, and the Company's unit market share was stable at 23% for the year.

    Infant Care net sales increased $22.0 million, or 25%, to $109.5 million in 1996 from $87.5 million in 1995. The increase was due primarily to the continued growth of the 6-ounce SPILL-PROOF cup and the successful introductions in 1996 of the 9-ounce SPILL-PROOF cup and the QUICKSTRAW bottle.

    Sun Care net sales increased $23.0 million, or 46%, to $73.3 million in 1996 from $50.3 million in 1995. This increase resulted from an increase in market share for the year from 18% to 19%, category growth of 2% compared to 1995 and the addition of $10.3 million of revenues as a result of the BBH Acquisition.

    Household Products net sales increased $3.2 million, or 6%, to $60.5 million in 1996 from $57.3 million in 1995. WOOLITE'S net sales increased $4.1 million, or 17%, to $27.8 million in 1996 compared to $23.7 million in 1995, while Glove net sales decreased $0.8 million, or 2%, to $32.8 million compared to $33.6 million in the prior year. The increase in WOOLITE net sales was attributable to the complete integration of this business after its acquisition in early 1995. Gloves net sales declined primarily due to a change in pricing strategy which resulted in lower reported revenue, more than offset by lower trade spending. The Company's market share in the household latex glove category grew by three percentage points in 1996 from 35% to 38%.

    Hair Care net sales declined by $14.5 million, or 37%, to $25.2 million, compared to $39.7 million in 1995. Much of this decline was attributable to the strategic decision on the part of the Company to significantly reduce ineffective and unprofitable trade spending associated with the JHIRMACK brand. For the year, Hair Care accounted for 5% of total net sales.

    GROSS PROFIT. Gross profit increased $10.8 million, or 4%, to $306.2 million for the 1996 year compared to $295.4 million for 1995. For the year, gross margin was 61.4% of net sales compared to 61.1% of net sales in 1995. The increase in margin was due, in part, to $3.4 million of pre-tax charges having been included in the 1995 cost of sales related to the BBH Acquisition, partially offset by a shift in product sales mix to lower margin goods.

    OPERATING EARNINGS. Operating earnings increased $16.9 million, or 21%, to $99.2 million for the 1996 year compared to $82.3 million for the prior year. This increase was due to the margin impact of the increased net sales described above and the fact that $15.5 million of one time pre-tax charges were included in the 1995 results. These one time charges consisted of $3.4 million in the cost of sales as previously described, $5.7 million (included in administrative expenses) to implement certain organizational changes arising from management's plan to streamline and strengthen the Company, and $6.4 million to write-off intangible assets associated with the SMILETOTE business.

    Advertising and promotional expenses increased by $1.8 million, or 2%, in 1996 compared to 1995. As part of its consumer oriented marketing strategy, the Company invested more heavily in advertising and consumer spending and focused less on trade spending. Excluding the impact of the 1995 one time items, the remaining operating expenses increased $4.2 million, or 5%, compared to 1995, mainly as a result of the BBH Acquisition in the fourth quarter of 1995 and a continued focus on new product development.

    INTEREST EXPENSE. The decrease in interest expense of $6.5 million for the 1996 year resulted from both lower debt levels and lower interest rates. See
Note 7 of the Consolidated Financial Statements incorporated by reference herein.

    NET EARNINGS. As a result of the factors noted above, net earnings were $18.2 million in 1996 compared to a net loss of $5.2 million in 1995.

TWELVE MONTHS ENDED DECEMBER 30, 1995 COMPARED TO TWELVE MONTHS ENDED DECEMBER
  31, 1994

    NET SALES. Net sales in 1995 increased $10.3 million, or 2%, to $483.6 million from $473.3 million in 1994. Feminine Care net sales were $243.6 million compared to $257.1 million in 1994. This decline in net sales reflects a decline in the Company's market share partially offset by market growth. Infant Care, Sun

Care and PLAYTEX household latex gloves reported growth in net sales versus 1994 of 12%, 3% and 3%, respectively. The acquisition of WOOLITE in the first quarter of 1995 contributed $23.7 million in additional sales.

    Infant Care net sales for 1995 increased to $87.5 million or 12% from $77.9 million in 1994. The increase in net sales was due primarily to increased cup volume associated with the success of the 6-ounce PLAYTEX SPILL-PROOF CUP, which was introduced in the fourth quarter of 1993, and a full year's impact of the SMILETOTE line of cups and bottles that was acquired in July of 1994.

    Sun Care net sales for 1995 were $50.3 million, or 3% above the 1994 total of $48.9 million. The increase in net sales was the result of an increase in market share for the year from approximately 16% in 1994 to 18% in 1995, category growth (based on dollar sales) of 9% compared to 1994, and $1.4 million of additional revenues as a result of the BBH Acquisition. Partially offsetting these net sales gains were higher than expected product returns related to the 1994 sun care season.

    Glove net sales for 1995 increased $1.1 million or 3% to $33.6 million from $32.5 million in 1994. This gain was attributable primarily to an estimated 4% growth (based on dollar sales) in the category combined with a 3% increase in market share to 35%. Partially offsetting these increases was a $1.6 million decrease in net sales associated with the discontinuation of the DURAMITT product line. Excluding DURAMITT, net sales for gloves increased 9% over 1994.

    Hair Care net sales in 1995 declined by $11.6 million, or 23%, to $39.7 million from $51.4 million in 1994. Hair Care represented 8% of net sales in 1995.

    GROSS PROFIT. Gross profit decreased $11.2 million, or 4% to $295.5 million from $306.7 million in 1994. For the year, gross margin was 61.1% of net sales compared to 64.8% of net sales in 1994. The decrease in margin was due to $3.4 million of one time charges incurred in the fourth quarter associated with BANANA BOAT and the acquisition of BBH, a change in product mix to lower margin products and higher product costs, including increased costs for key materials such as latex, resin, rayon and corrugate.

    OPERATING EARNINGS. Operating earnings declined $47.4 million, or 37%, to $82.3 million from $129.7 million in 1994. $15.5 million of pre-tax one-time charges, previously described contributed to this decline.

    In line with the Company's strategy to more aggressively focus on the consumer, advertising and promotion expenses were up $18.6 million, or 19%, compared to 1994. Selling, distribution and research costs increased $2.6 million over 1994, mainly as a result of the acquisitions of WOOLITE in the first quarter of 1995 and BBH in the fourth quarter of 1995.

    WRITE-OFF OF SMILETOTE INTANGIBLE ASSETS. During the fourth quarter of 1995 and in connection with certain strategic decisions regarding the SMILETOTE product line, management determined that the unamortized intangible assets associated with SMILETOTE, totaling $6.4 million, were permanently impaired. See
Note 11 to the Consolidated Financial Statements included elsewhere in this Prospectus.

    INTEREST EXPENSE. Interest expense decreased $4.8 million for the twelve months ended December 30, 1995 to $71.4 million from $76.2 million in 1994. This decrease was attributable to lower debt levels as a result of the $180 million equity infusion from partnerships managed by Haas Wheat and lower interest rates associated with the 1995 Credit Agreement. See Note 7 to the Consolidated Financial Statements included elsewhere in this Prospectus.

    NET EARNINGS. As a result of the above factors, net loss was $5.2 million for 1995 compared to net earnings available to common stockholders of $28.4 million for the same period in 1994.

FINANCIAL CONDITION AND LIQUIDITY

    At June 28, 1997, the Company's working capital (current assets net of current liabilities) increased by $24.5 million to $31.0 million from $6.5 million at December 28, 1996. The increase resulted from (i) an increase in accounts receivable of $23.4 million, principally due to an increase in sales in the second quarter of 1997 when compared with the fourth quarter of 1996 and the seasonal nature of Sun Care product sales with extended credit terms, (ii) an increase in inventory of $2.3 million, due primarily to the build of the seasonal Sun Care inventory and (iii) a decline in accounts payable of $14.8 million. These working capital increases were partly offset by (i) a $5.4 million increase in income taxes payable, primarily the result of the difference in earnings in the second quarter of 1997 versus the fourth quarter of 1996,
(ii) a $4.1 million increase in accrued expense due primarily to the seasonal increase in returns provision for the Sun Care products and (iii) a $2.5 million increase in the current portion of long term debt. All other working capital components decreased by a net $4.0 million.

    At December 28, 1996, the Company's working capital decreased to $6.5 million from $28.6 million at December 30, 1995. This decrease was in line with management's intention to reduce the levels of working capital required to manage the business. These efforts contributed to the generation of approximately $50.0 million of free cash flow and a corresponding reduction in long-term debt during 1996.

    The Company's businesses, with the exception of Sun Care, generally have not been seasonal. Sun Care product sales are highly seasonal, with 85 to 90 percent of sales occurring in the first six months of the year. This seasonality requires increased inventory to support the selling season and the extended credit terms which are typical in the sun care industry result in higher receivables for the Company.

    At June 28, 1997, long-term debt (including current portion but excluding obligations due to related party) was $745.2 million, compared to $739.7 million at December 28, 1996 and $775.0 million at June 29, 1996. The net increase in long-term borrowings since December 28, 1996 was the result of the increased working capital requirements of the seasonal Sun Care business offset in part by a $12.5 million principal payment on the term loan facility. Because of the seasonal nature of the sun care industry, working capital borrowings are at their peak in the months of March through June.

    On a pro forma basis, at June 28, 1997, long-term debt (including current portion but excluding obligations due to related party) would have been $759.4 million. The Company used the $145.0 million in net proceeds from the sale of the Initial Notes, together with the proceeds of borrowings under the Credit Facilities, to repay all indebtedness outstanding under, and terminate the 1995 Credit Agreement.

    The Credit Facilities consist of (i) $150 million of borrowings under the Special Term Loan and (ii) $170 million of credit availability under the New Credit Agreement, which consists of a $115 million revolving credit facility (the "Revolving Credit Facility") and a $55 million tranche A term loan facility (the "Term A Loan"). The Special Term Loan, the Revolving Credit Facility and the Term A Loan all have a final maturity in 2003, with varying principal repayment and commitment reduction requirements prior thereto. The Special Term Loan bears interest at a rate equal to the sum of a LIBOR rate plus 1.5%. Amounts borrowed under the New Credit Agreement bear interest, at the option of the Company, at either (i) the alternative base rate of the administrative agent thereunder or (ii) a reserve adjusted LIBOR rate, plus a margin which will vary depending on the ratio of Funded Debt (as defined therein) to EBITDA (as defined therein). See "Use of Proceeds" and "Description of Certain Indebtedness--Credit Facilities." Commitments under the Revolving Credit Facility are automatically and permanently reduced by (i) $5.0 million on December 15, 2000 and June 15, 2001, (ii) $7.0 million on December 15, 2001 and June 15, 2002, and (iii) $8.0 million on December 15, 2002 and June 15, 2003. At June 28, 1997, on a pro forma basis after giving effect to the Refinancing, the Company had $69.1 million of undrawn availability under the Credit Facilities. See "Description of Certain Indebtedness--Credit Facilities."

    Prior to the Refinancing, the Company had entered into interest rate protection agreements which hedged substantially all of the Company's long-term bank debt under the 1995 Credit Agreement. These agreements were terminated in connection with the Refinancing.

    The Credit Facilities require the Company to meet certain financial covenants and ratios and also include conditions or restrictions on new indebtedness and liens, major acquisitions or mergers, capital expenditures and disposition of assets, certain dividends and other distributions, and prepayment and modification of indebtedness or equity capitalization. The Senior Subordinated Notes also contain restrictions and requirements with regard to similar matters. Under the terms of the Credit Facilities and the Senior Subordinated Notes, payment of cash dividends on the common stock of the Company is restricted.

    Capital expenditures for equipment and facility improvements were $4.6 million for the six months ended June 29, 1996 compared to $6.0 million for the comparable period in 1997 and were $8.5 million, $12.4 million and $9.7 million for the twelve months ended December 31, 1994, December 30, 1995 and December 28, 1996, respectively. These expenditures were used primarily to upgrade production equipment and maintain facilities in the ordinary course of business. Capital expenditures for 1997 are anticipated to be approximately $13.0 million, mostly for production related equipment and facility improvements and for projects consistent with those of the prior years.

    The Company believes that it will generate sufficient cash flow from operations to be able to make the scheduled payments of interest and principal under the Credit Facilities and interest payments on the Notes; however, the Company does not expect to generate sufficient cash flow from operations to make the $360.0 million principal payment due in 2003 on the Senior Subordinated Notes or the principal payment due in 2004 on the Senior Notes. Accordingly, the Company will be required either to refinance its obligations with respect to the Notes prior to maturity, sell assets or raise equity capital to repay the principal amount of the Notes. The Company's ability to make scheduled principal payments, to refinance its obligations with respect to its indebtedness, to sell assets or to raise equity capital depends on its financial and operating performance, which, in turn, is subject in part to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from its operations and borrowings have been sufficient to meet its historical debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient or that future borrowing facilities will be available for the payment or refinancing of the Company's indebtedness.

    Inflation in the United States and Canada has not had a significant effect on the Company's business or operations during recent periods.

NEW ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 simplifies the earnings per share ("EPS") computation and replaces the presentation of primary EPS with a presentation of basic EPS. This statement also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with a complex capital structure and requires a reconciliation of the numerator and denominator used for the basic and diluted EPS computations. SFAS No. 128 requires restatement of all prior EPS data presented. The Company will implement SFAS No. 128 as of and for the twelve months ending December 31, 1997, and the adoption will not have a material effect on the calculation of EPS.

    In June 1997, Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders which is currently not required. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is required to adopt both new standards in the first quarter of 1999.

                                    BUSINESS

    The Company is a leading manufacturer and marketer of a diversified line of well recognized branded consumer products, including PLAYTEX tampons, PLAYTEX infant care products, BANANA BOAT sun care products, PLAYTEX household latex gloves and WOOLITE rug and upholstery cleaning products. In 1996, approximately 94% of the Company's net sales were derived from the sale of products in which it holds the number one or two market share position. Since 1994, the Company has leveraged its brand name recognition, stable market position and strong distribution network to grow its Infant Care and Sun Care businesses, both of which have experienced rapid growth in market share and net sales. For the twelve months ended June 28, 1997, the Company generated net sales and EBITDA of $495.1 million and $122.8 million, respectively.

    The following table sets forth the Company's principal products lines and certain related data for 1996:

                                                               MARKET       MARKET                     PERCENT OF
PRODUCT                            PRIMARY BRAND NAME         POSITION       SHARE       NET SALES      NET SALES
                                                                                       (IN MILLIONS)
Feminine Care....................  PLAYTEX                           #2           26%    $   225.5             45%
Infant Care......................  PLAYTEX                            1           36         109.5             22
Sun Care.........................  BANANA BOAT, BIOSUN                2           19          73.3             15
Household Latex Gloves...........  PLAYTEX                            1           38          32.8              7
Rug & Upholstery Cleaning........  WOOLITE                            2           20          27.7              5
Other............................                                                             29.9              6
                                                                                            ------            ---
    Total........................                                                        $   498.7            100%
                                                                                            ------            ---
                                                                                            ------            ---

COMPETITIVE STRENGTHS

    The Company believes it is distinguished by the following competitive strengths:

    EXCEPTIONAL CONSUMER FRANCHISE. The Company's core brand names--PLAYTEX, BANANA BOAT AND WOOLITE--are well known and respected by both consumers and retailers for their high quality and product innovations. To further develop and maintain brand name awareness and consumer loyalty, the Company has spent, on average, in excess of $100 million annually on advertising and promotional support over the past three years.

    STRONG AND STABLE CASH FLOWS. The strength of the Company's consumer franchise and brand names is reflected in its consistently strong cash flows and operating margins. These characteristics, together with relatively low levels of capital expenditures, provide the Company with financial flexibility to reduce indebtedness and implement its growth strategy.

    LEADING MARKET POSITIONS IN ATTRACTIVE CATEGORIES. In 1996, the Company generated approximately 94% of its net sales from categories in which it holds a number one or two market share. Furthermore, the Company believes that the core categories in which it competes are inherently attractive. The tampon category is characterized by slow but steady growth, a high degree of customer brand loyalty and a relatively low sensitivity to economic cycles. The Infant Care and Sun Care categories are growing more rapidly due to the receptiveness of consumers to new products and increased consumer awareness of sun care issues, respectively. Further, the Company believes that both the Infant Care and Sun Care categories are consolidating and that this consolidation favors market leaders, such as the Company, with marketing expertise, broad product lines and national distribution.

    CONSUMER-FOCUSED PRODUCT INNOVATION. The Company devotes significant resources and attention to product innovation and consumer research to develop products which offer new and distinctive benefits to its consumers. In 1996, the Company continued its history of product innovation by introducing (i) SLIMFITS, a tampon with a softer and narrower plastic applicator designed to appeal to teenagers; (ii) DROP-INS, ready-formed disposable baby bottles, a high convenience product aimed at reusable bottle users; and (iii) BIOSUN, a newly-formulated line of sun care products aimed at active, health-conscious consumers.

    WELL-ESTABLISHED DISTRIBUTION CHANNELS. The Company's products are distributed in virtually every major food chain, drug chain, mass merchandiser and price club in the United States through a combination of direct sales personnel and independent brokers. This depth and breadth of distribution permits the Company to rapidly introduce new products and to quickly realize synergies in integrating acquired product lines. To further enhance its relationship with its retailers, the Company is focusing sales and marketing efforts on category management programs. In these programs, the Company works with retailers to increase category sales and profitability through detailed analysis of consumer buying habits and improved merchandising techniques. The Company believes that such programs strengthen the relationship between the Company and the retailer and increase the Company's sales.

GROWTH STRATEGY

    In 1995, partnerships managed by Haas Wheat, a private investment firm, invested $180.0 million in the Company. The proceeds of the equity investment were used by the Company to reduce bank debt and increase its operating and financial flexibility. In addition, Michael R. Gallagher, a seasoned executive with over 28 years of consumer marketing and general management experience, was appointed chief executive officer in order to lead the Company's growth strategy, the principal features of which are outlined below:

    CONTINUE SALES GROWTH THROUGH MARKET SHARE GAINS. The Company has consistently gained market share in its Infant Care and Sun Care businesses due to product innovations, creative merchandising techniques, strong consumer marketing programs and increases in the number of SKUs carried per point of distribution. In the Infant Care business, the Company's net sales grew at a compound annual rate of 19% between 1994 and 1996, while its market share increased from 30% to 36% over the same period. In the Sun Care business, the Company's net sales grew at a compound annual rate of 24% between 1994 and 1996 and its market share increased from approximately 16% in 1994 to 19% in 1996.

    MAKE SYNERGISTIC ACQUISITIONS. The Company intends to accelerate its growth in net sales and cash flow by acquiring growing brands in attractive categories. The Company seeks to acquire other consumer product companies or brands whose products may be sold through the Company's distribution channels and that would benefit from the PLAYTEX brand name or the Company's expertise in marketing, sales and product development. The acquisition of the BANANA BOAT product line demonstrates the Company's ability to add value to the businesses it acquires. Since the Company first acquired the distribution rights to the BANANA BOAT brand name, its market share has grown from approximately 12% in 1992 to 19% in 1996, principally as a result of new product introductions and significant improvements in the brand's distribution and marketing.

    SELECTIVELY EXTEND BRANDS INTO NEW PRODUCT CATEGORIES. The Company intends to extend its PLAYTEX and BANANA BOAT brand names into new product categories in order to capitalize on its brand name recognition, its reputation for customer-focused product development and its well-established distribution network. Initially, the Company plans to focus on personal care categories closely related to the Company's existing businesses.

    BUILD INTERNATIONAL SALES. Historically, less than 5% of the Company's net sales have been generated outside the United States and Canada. In July 1996, the Company formed a sales and marketing team dedicated to strengthening the Company's competitive position overseas. The team is currently seeking to identify strong local partners to distribute the Company's products abroad and is also seeking to capitalize on its strong domestic relationship with key U.S. retailers with international operations, such as

 [LOGO]
        and Wal-Mart. The Company intends to focus its initial efforts on its Infant Care and Sun Care products, primarily in Europe, Latin America and the Pacific Rim.

PRODUCTS

    FEMININE CARE. The Company's largest-selling brand is PLAYTEX tampons, which in 1996 accounted for approximately 45% of the Company's net sales. For over 20 years, PLAYTEX tampons have been the second largest-selling tampon brand in the United States.

    Tampons represented approximately 40% of the U.S. feminine sanitary protection market in 1996 and accounted for approximately $750 million in retail sales. Since 1991, the tampon market has grown at a compound annual rate of 2%. Company research indicates that brand loyalty rates in the tampon category are high relative to other consumer product categories. The research further suggests that women generally develop brand preferences during their adolescent years and early twenties and are likely to maintain a high degree of brand loyalty over time.

    Playtex has two major product lines in the Feminine Care business: plastic applicator tampons and cardboard applicator tampons. The plastic applicator business represented 90% of the Playtex branded domestic tampon business in 1996 and is comprised of three product offerings: GENTLE GLIDE, Playtex's original plastic tampon; SOFT COMFORT, with an applicator made of a soft, plastic material designed to improve comfort; and SLIMFITS, a new line of tampons introduced in late 1996, developed for the first-time tampon user. The SILK GLIDE brand is Playtex's line of cardboard applicator tampons. This product line features a rounded-tip cardboard applicator and a unique surface coating that provides the consumer with a quality product in the cardboard applicator segment of the tampon market.

    The Company's market share of the domestic tampon market declined from 29% in 1994 to 26% in 1996 as a result of heavy promotional activity by Tambrands in 1995 and early 1996 as Tambrands management sought to accelerate category growth and increase its market share. As competitors (including the Company) responded with their own promotional activities, average retail selling prices in the category declined, and retail and consumer inventories grew. In the second half of 1996, the retail price environment stabilized, and since the fourth quarter of 1996, average retail selling prices for both the category and the Company have increased. The Company's market share has been relatively stable since July 1996 at approximately 25%, although shipments in late 1996 and early 1997 have still been impacted by the high retail inventories remaining from earlier promotional activity.

    Management's strategy with respect to the Feminine Care business is to maintain its market share at 1996 levels and increase net sales in line with growth in the category. The Company intends to continue shifting its marketing resources into more consumer-driven, brand-building activities such as advertising and product improvement in order to preserve the brand's premium price position and maximize cash flow from the business.

    The introduction of SLIMFITS in late 1996 is an example of Playtex's innovative product development and new advertising and promotional strategies. SLIMFITS were developed to appeal to a key segment of the tampon market, young teens. SLIMFITS have a softer and more narrow plastic applicator providing for greater comfort. Because pediatricians are key advisors to young women first choosing their form of feminine protection, SLIMFITS are being advertised to the pediatric community through trade publications. Consumer promotion included a direct-mail program which provided two million SLIMFITS samples to teens, free-standing newspaper inserts, and advertising in teen magazines. The Company believes that SLIMFITS will build its business by encouraging young women to use tampons rather than pads at an earlier age, and by developing brand loyalty for PLAYTEX tampons at a time when lifelong preferences are being formed.

    INFANT CARE. The Company's second largest product category by net sales is Infant Care, which is comprised of the PLAYTEX disposable nurser system, cups and mealtime products, reusable hard bottles and pacifiers. In 1996, Infant Care accounted for 22% of the Company's total net sales. In comparison to the prior year, Infant Care sales grew 25% in 1996. The Company's market share in infant feeding was 36% in 1996, which increased from 30% in 1995. The Company is the dominant brand in both the disposable feeding and the infant cup segments with market shares of 73% and 70%, respectively.

    The PLAYTEX disposable feeding system, introduced in 1960, was the first disposable system on the market. Since that time, Playtex has provided innovative product improvements as a healthy alternative to breast feeding. In 1996, Playtex continued to lead innovation in this category with its new DROP-INS ready-formed disposable bottle. DROP-INS are expected to attract consumers who usually buy reusable bottles to the disposable category, thereby increasing sales in that product category.

    In 1994, Playtex introduced the SPILL-PROOF cup. The domestic infant cup segment of the infant feeding category has almost doubled since this introduction. Sales of the popular 6-ounce version and a larger 9-ounce size have increased the Company's market share in the infant cup segment from 29% in 1994 to 48% in 1995 and 70% in 1996. In 1996, the Company introduced another innovative cup to the market, the QUICKSTRAW bottle. This product, which is focused on the older child, has a sliding cap that hides a retractable straw and extends the age range of the children who use PLAYTEX cups and bottles.

    The Company's carefully designed message of quality, health and convenience is delivered in a variety of ways including a professional sampling and advertising program targeting pediatricians and pediatric nurses. Programs directed to new mothers include distribution of millions of samples and coupons prenatally via childbirth instructors and postnatally in hospitals and at home.

    SUN CARE. The Company's Sun Care business, which accounted for 15% of 1996 net sales, consists of an extensive line of sun care products designed for specific uses, such as sun protection in sun protection factors ("SPFs") from 4 to 50, waterproof and sweat proof formulas and infant and children's products. The Company also sells a wide variety of BANANA BOAT skin care products, including sunless tanning lotion, after-sun products, moisturizers and skin treatment formulas containing additives such as Vitamin E and aloe vera gel. For 1996, BANANA BOAT had a 19% market share, compared to an approximate 12% market share in 1992, prior to the Company's involvement with the product line.

    Since 1992, the Sun Care category has grown at a compound annual rate of approximately 6%. The Company believes the growth prospects for the sun care market are favorable as a result of increasing consumer awareness of the need for sunscreen protection and consumers' desire for sun care products targeted towards their specific age and needs.

    Consistent with this trend, the Company has embarked on an aggressive strategy to introduce new products. For the 1997 sun care season, the Company launched 21 new product offerings targeted at clearly defined segments of the sun care market. Among the new BANANA BOAT products were TAN EXPRESS, ACTION SPORT spray gel, Oil free lotion and BITE BLOCK. One of the most promising introductions is the BIOSUN sun care line, positioned for today's active, health-conscious consumer. BIOSUN, a premium product line tested by dermatologists and recommended by The Skin Cancer Foundation, was formulated to provide long-lasting protection. The brand has gained visibility, in part, due to an educational program specifically targeted to the medical community, especially dermatologists.

    The Company focuses on a number of different distribution outlets to deliver its sun care products to the consumer. BANANA BOAT is particularly strong with mass merchandisers among whom the brand held a 25% market share for the six months ended June 1997, the highest share among such retailers. Another valuable part of the focused sales effort for Sun Care products is the use of more than 35 vans to call upon key outlets in the southern and coastal areas of the country. This ensures product availability and selection in the key locations during the prime sun care buying season. The van operators manage product inventory at the store level, invoice customers and transmit key marketing data to the Company through a network of hand-held computers. This technology and the information it supplies provide the Company with a competitive advantage relative to its smaller competitors.

    Industry convention and the seasonal nature of the sun care business requires that manufacturers of sun care products provide retailers with the opportunity to return unsold products at the end of the season. To better reflect the impact of potential returns, the Company provides for estimated returns in its reported operating results as sales are made throughout the year.

    HOUSEHOLD LATEX GLOVES. Since the Company introduced the first household latex glove in the U.S. in 1954, PLAYTEX gloves have held the number one market share. The Company's leadership position continued in 1996 with a 38% share of this category. This represents an increase in market share from 32% in 1994 and 35% in 1995. Playtex's nationally recognized brand name, based upon its reputation for superior quality, durability and protection, provides a strong competitive advantage as the Company's primary competition is from private label and regional brands.

    In 1996, this product line accounted for approximately 7% of the Company's total net sales. The non-disposable household latex glove market had retail sales of approximately $75 million in 1996, representing 47 million pairs of gloves.

    The Company repositioned its glove product line in 1996 to better capitalize on its leadership position in this market. The repositioning included: (i) a $2 million capital expenditure program to manufacture a newly designed glove which is more comfortable and better fitting than previous gloves; (ii) new and more modern packaging; (iii) the first television advertising for the product in over twenty years; and (iv) more innovative merchandising programs designed to create incremental consumer demand for gloves.

    RUG AND UPHOLSTERY CLEANING. On February 28, 1995, Playtex acquired the assets of the WOOLITE rug and upholstery cleaning products business for $20 million. WOOLITE is the number two rug and upholstery cleaning product with 20% of the market. In 1996, WOOLITE accounted for 5% of the Company's net sales. Playtex acquired this product line because of its: (i) strong brand name; (ii) number two position in a growing category; (iii) distribution alongside gloves in food stores, drug chains and mass merchandisers; and (iv) opportunity for line extensions and more effective marketing programs. In 1996, Playtex introduced new, distinctive packaging to enhance communication of the product attributes to the consumer. In addition, the Company launched an improved Pet Stain spray in 1996 and a new foam Pet Carpet Cleaner in early 1997.

    OTHER. In 1996, Hair Care products contributed approximately 5% of the Company's net sales. As a result of management's evaluation of JHIRMACK's market share and net sales, the Company effected a write-off of all of the goodwill associated with the JHIRMACK business in the third quarter of 1993.

    The Company manufactures and distributes toothbrushes under the TEK brand name. In 1996, this line contributed approximately $4.7 million in net sales.

MARKETING

    The Company allocates a significant portion of its revenues to the advertising and promotion of its products. Expenditures for these purposes were $99.0 million, $117.6 million and $119.4 million, in 1994, 1995 and 1996, respectively. As part of the Company's strategic shift to a more consumer driven marketing strategy, the Company has shifted a greater percentage of its spending to brand-building activities, such as advertising and sampling programs, and has decreased price-oriented trade spending.

    The Company believes it is responsible for, and will benefit from, the building and development of the markets in which it competes. As a result, the Company is also aggressively developing new category management programs--the process of working with retailers to increase product category sales and profitability through analysis of consumer buying habits and improved merchandising techniques. Given the Company's leadership positions in its core categories, it expects to benefit disproportionately relative to its competitors from such category-building activities.

COMPETITION

    The markets for the Company's principal products are highly competitive. They are characterized by the frequent introduction of new products, often accompanied by major advertising and promotional programs. The Company competes primarily on the basis of product quality, product differentiation and brand name recognition supported by advertising and promotion.

    The Company's major competitor in the tampon market is Tambrands, whose product, TAMPAX, had a 49% market share in 1996. On July 21, 1997, Tambrands was acquired by Procter & Gamble. Other key competitors in the tampon market include Kimberly-Clark Corporation, Johnson & Johnson and various private label suppliers. In its other businesses, the Company's competitors consist of a large number of domestic and foreign companies, a number of which have significantly greater financial resources and less leverage than the Company.

    The Company believes that the market for consumer products will continue to be highly competitive. The level of competition may intensify in the future, including higher spending for advertising and promotion, new product initiatives and continued activity in the private label sector.

REGULATION

    Government regulation has not materially restricted or impeded the Company's operations. Certain of the Company's products are subject to regulation under the Federal Food, Drug and Cosmetic Act and the Fair Packaging and Labeling Act. The Company is also subject to regulation by the Federal Trade Commission with respect to the content of its advertising, its trade practices and other matters. The Company is subject to regulation by the United States Food and Drug Administration in connection with its manufacture and sale of tampons. See "--Legal Proceedings."

DISTRIBUTION

    The Company sells its products through direct sales personnel, independent food brokers and exclusive distributors. In 1996, supermarkets, drug stores and mass merchandisers and other outlets accounted for 40%, 19% and 41%, respectively, of the Company's net sales. In recent years, sales through mass merchandisers and price clubs, as a percentage of total sales, have experienced gains at the expense of drug stores, while sales through supermarkets have generally remained constant.

    The field sales force makes sales presentations at the headquarters or home offices of its customers, where applicable, as well as to individual retail outlets. The sales representatives focus their efforts on selling the Company's products, providing services to its direct customers and executing programs to ensure sales to the ultimate consumer. Consumer-directed programs include arranging for on-shelf and separate displays, obtaining feature price reductions and coordinating cooperative advertising participation. Independent food brokers supplement the direct sales force in the food class of trade, primarily by providing more effective coverage at the store level.

    During 1996, Playtex restructured its sales force into two separate organizations: the Consumer Products Division for Sun Care and Household Products, and the Personal Products Division for Feminine Care and Infant Care Products. This new structure allows the Company's sales forces to focus more effectively on individual product lines and its new category management initiatives, which the Company anticipates will allow a more effective and efficient integration of future acquired brands.

RESEARCH AND DEVELOPMENT

    The Company maintains ongoing research and development programs in Paramus, New Jersey. Approximately 55 employees are engaged in these programs, for which expenditures were $5.8 million, $6.5 million and $7.3 million, in the 1994, 1995 and 1996 years, respectively.

TRADEMARKS AND PATENTS

    The Company has proprietary rights to a number of trademarks important to its businesses. See "Patents and Trademarks." The Company also owns a royalty-free license in perpetuity to the WOOLITE trademark for rug and upholstery cleaning products in the United States and Canada. The PLAYTEX and LIVING trademarks in the United States and Canada are owned by Playtex Marketing, a corporation owned equally by the Company and Apparel. Playtex Marketing is responsible for protecting, exercising quality control over and enforcing the trademarks. The Company and Apparel each have licenses from Playtex Marketing for the use of such trademarks in the United States and Canada on a perpetual, royalty-free basis; Apparel's license is for apparel and apparel-related products, and the Company's license is for all other products. In all other countries, Apparel retains title to the PLAYTEX and LIVING trademarks, subject to a perpetual, royalty-free license to the Company to use such trademarks for all products other than apparel products.

    The Company also owns various patents related to certain products and their method of manufacture, including patents for tampon wrap material, the assembly of the compact tampon, the tampon inserter, the baby nurser holder, the configuration of certain baby pacifiers, nipples and cups and formulations for certain sun care and hair care products. The patents expire at varying times, ranging from 1997 to 2014. The Company also has pending patent applications for various products and methods of manufacture relating to its tampon, nurser and toothbrush businesses. While the Company considers its patents to be important to its business, it believes that the success of its products is more dependent upon the quality of these products and the effectiveness of its marketing programs. No single patent is material to the business of the Company.

RAW MATERIALS AND SUPPLIERS

    The principal raw materials used by the Company in the manufacture of its products are synthetic fibers, resin-based plastics and other chemicals and certain natural materials, all of which are normally readily available. While all raw materials are purchased from outside sources, the Company is not dependent upon a single supplier in any of its operations for any material essential to its business or not otherwise commercially available to the Company. The Company has been able to obtain an adequate supply of raw materials, and no shortage of such materials is currently anticipated.

CUSTOMERS AND BACKLOG

    No single customer or affiliated group of customers represents 10% or more of the Company's sales, except for Wal-Mart (approximately 15% in 1994, 17% in 1995 and 18% in 1996). For each of such periods, net sales to the Company's next three largest customers represented in the aggregate approximately 11% in 1994, 12% in 1995 and 12% in 1996 of the total net sales of the Company. The loss of sales to Wal-Mart could have a material adverse effect on the business and operations of the Company. In accordance with industry practice, the Company grants credit to its customers at the time of purchase. In addition, the Company grants extended payment terms to new customers and for the initial sales of introductory products and product line extensions, and it grants extended terms on its BANANA BOAT products due to industry convention and the seasonal nature of this business.

    The Company's policy is not to accept returned goods, except for certain Sun Care products, which are seasonal in nature. Exceptions to this policy are authorized by management of the sales organization. Returns result primarily from Sun Care seasonal products, damage and shipping discrepancies and generally are not material to the total net sales of the Company.

    Because of the short period between order and shipment dates (generally less than one month) for most of the Company's sales, the dollar amount of current backlog is not considered to be a reliable indication of future sales volume.

EMPLOYEES AND LABOR RELATIONS

    The Company's worldwide workforce consisted of approximately 1,650 employees as of July 8, 1997, of whom 180 were located outside the United States, primarily in Canada. Of the United States facilities, only the facility at Watervliet, New York, has union representation. The collective bargaining agreement for this facility covers approximately 190 workers and expires on June 28, 2000. The Company believes that its labor relations are satisfactory and no material labor cost increases, other than those in the ordinary course of business, are anticipated.

ENVIRONMENTAL

    The Company believes that it is in substantial compliance with federal, state and local provisions enacted or adopted regulating the discharge of materials hazardous to the environment. There are no significant capital expenditures for environmental control in the current year or expected in the near future. See "--Legal Proceedings."

PROPERTIES

    The principal executive offices of the Company are located at 300 Nyala Farms Road, Westport, Connecticut 06880 and are occupied pursuant to a lease which expires in 2004. The Company operates manufacturing and distribution facilities in Dover, Delaware; Watervliet, New York; and Arnprior and Malton, Canada. The Company maintains a research and development facility in Paramus, New Jersey, which is leased from Apparel on a month-to-month basis. The Arnprior facility, primarily a warehouse and assembly operation, is owned by the Company. The Malton facility, a warehouse and office site, is leased from Apparel. This lease extends to 2004. For 1996, the Company's average manufacturing capacity utilization rate was approximately 75%. The Company does not anticipate any material acquisition of plant for use in its current businesses or any significant increase in the capacity thereof in the near future.

    The following table sets forth the principal properties of the Company at June 28, 1997:

                                                                      NO. OF                    ESTIMATED
                                                                    FACILITIES                SQUARE FOOTAGE
Facilities Owned
  Manufacturing/Office/Distribution/Warehouse
      Dover, DE......................................                        3                     710,000
      Watervliet, NY.................................                        1                     159,600
      Arnprior, Canada...............................                        1                      91,800

Facilities Leased
  Office/Distribution/Warehouse
      Dover, DE......................................                        5                     310,000
      Malton, Canada.................................                        1                      72,800
      Westport, CT...................................                        1                      41,700
      Paramus, NJ....................................                        1                      33,000
      Guaynabo, PR...................................                        1                      13,700

    In May 1997, the Company signed an agreement to lease certain office space located in Allendale, New Jersey. This facility contains 43,500 square feet and will house the Company's Research and Development group. This new lease has a term of 15 years with two five-year renewal options. The Paramus, New Jersey facility noted in the above table will be vacated when construction of the Allendale, New Jersey facility is completed.

LEGAL PROCEEDINGS

    Beginning in 1980, studies were published leading to the hypothesis that tampons are associated with TSS. Since 1980, numerous claims have been filed against manufacturers of tampons, a small percentage of which have been litigated to conclusion.

    The number of TSS claims relating to PLAYTEX tampons has declined substantially over the years. During the mid-1980s, there were approximately 200 pending claims at any one time relating to PLAYTEX tampons. As of the end of June 1997, there were approximately 12 pending claims, although additional claims may be asserted in the future. For claims filed from October 1, 1985 until November 30, 1995, the Company is self-insured for TSS claims, and bears the costs of defending those claims, including settlements and trials. Effective December 1, 1995, the Company obtained insurance coverage with certain limits in excess of the self-insured retention of $1.0 million per occurrence/$4.0 million in the aggregate, on claims occurring on or after December 1, 1995.

    The incidence rate of menstrually associated TSS among tampon users has declined significantly over the years. In 1982, the rate was reported to be between six and seventeen occurrences per 100,000 menstruating women per year. The most recent reported information as of 1989 is that the rate is approximately one occurrence per 100,000.

    Based on the Company's experience with TSS cases, its evaluation of the currently pending claims, the reported decline in the incidence of menstrually associated TSS, the federally-mandated warning about TSS on and in its tampon packages and the development of case law upholding the adequacy of tampon warnings which comply with federally-mandated warnings, the Company believes that there are no claims or litigation pending, including the TSS cases, which could have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

    The Company, as successor to the Family Products businesses of IPI, is presently participating as part of a group of several potentially responsible corporate parties ("PRP Group") in the remediation of the Wildcat Landfill in Dover, Delaware, which has been designated as a "Superfund" site by the EPA. In June 1989, the PRP Group entered into a settlement pursuant to which the Company (together with Apparel) assumed a share of the remediation costs, which share, based on reasonable engineering estimates, was $565,000 for both companies combined. The Company and Apparel have each paid $300,000 (or a total of $600,000) to an escrow fund under an agreement with other settling parties and site remediation has been completed. Associated monitoring costs are not expected to be material.

    The Company has joined the PRP Group with respect to the Kent County Landfill Site in Houston, Delaware, which has been designated a "Superfund" site by the State of Delaware. A study of the site is being conducted to formulate a remediation plan. The Company's allocated share of the costs of the remediation study is not expected to exceed $100,000, which amount will be shared equally with Apparel. Although the remedial costs associated with the site will be difficult to assess until the study is completed, based on the information currently available to the Company, the nature and quantity of material deposited by the Company and the number of other entities in the PRP Group who are expected to share in the costs and expenses, the Company does not believe that the costs to the Company will be material. The Company and Apparel will share equally all expenses and costs associated with IPI's involvement with this site.

    The Company is a defendant in various other suits, claims and investigations which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters, including those described above, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

    The Company is subject to regulation by the United States Food and Drug Administration in connection with its manufacture and sale of tampons.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information regarding the Company's directors and executive officers:

NAME                                     AGE                                     POSITION
Robert B. Haas.....................          50   Chairman and Director
Michael R. Gallagher...............          51   Chief Executive Officer and Director
Michael F. Goss....................          37   Executive Vice President, Chief Financial Officer and Director
Richard G. Powers..................          51   President, Personal Products Division
Max R. Recone......................          42   President, Consumer Products Division
James S. Cook......................          45   Senior Vice President, Operations
Irwin S. Butensky, Ph.D............          61   Senior Vice President, Research and Development
Thomas H. Lee......................          53   Director
Kenneth F. Yontz...................          52   Director
Timothy O. Fisher..................          47   Director
Douglas D. Wheat...................          46   Director
Michael R. Eisenson................          41   Director
C. Ann Merrifield..................          46   Director

    The business experience, principal occupations and employment as well as the periods of service of each of the directors and executive officers of the Company during the last five years are set forth below.

    ROBERT B. HAAS has been Chairman and a Director of the Company since 1995. Mr. Haas has been actively involved in private investments since 1989, specializing in leveraged buyouts. He has served as Chairman of the Board and Chief Executive Officer of Haas Wheat since 1995; he has also been Chairman of the Board and Chief Executive Officer of Haas Wheat Advisory Partners Incorporated since 1992 and Chairman of the Board of Haas & Partners Incorporated since 1989 (each of which is a private investment firm specializing in leveraged acquisitions). Mr. Haas serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation, Sybron International Corporation, Smarte Carte Corporation and Walls Holding Company, Inc.

    MICHAEL R. GALLAGHER has been the Chief Executive Officer and a Director of the Company since 1995. Prior to joining the Company, Mr. Gallagher was Chief Executive Officer of North America for Reckitt & Colman PLC ("R&C") from 1994 to 1995. Mr. Gallagher was President and Chief Executive Officer of Eastman Kodak's L&F Products subsidiary from 1988 until the subsidiary was sold to R&C in 1994. From 1984 to 1988, Mr. Gallagher held various executive positions with the Lehn & Fink Group of Sterling Drug. From 1982 to 1984, he was Corporate Vice President and General Manager of the Household Products Division of The Clorox Company ("Clorox"). Prior to that, Mr. Gallagher had various marketing and general management assignments with Clorox and with Procter & Gamble. He is presently a director of Fleet Bank N.A. and the Grocery Manufacturers Association.

    MICHAEL F. GOSS has been Executive Vice President and Chief Financial Officer of the Company since December 1994. He has served as a Director of the Company since 1995. From 1992 to 1994, Mr. Goss was Treasurer and Vice President--Corporate Development of Oak Industries, Inc. ("Oak") an electronic components company. From 1990 to 1992, he was Director of Financial Planning for Oak.

    RICHARD G. POWERS has been the President of the Personal Products Division of the Company since 1996. Prior to joining the Company, Mr. Powers was President of R&C's North American Personal Products Division. From 1992 to 1995, he was Vice President of Sales for R&C, and from 1990 to 1992 he was Vice President of Marketing for R&C's Durkee-French Foods Division. From 1973 to 1990, Mr. Powers held various positions in marketing and general management at General Foods Corp.

    MAX R. RECONE has been the President of the Consumer Products Division of the Company since March 1996. From 1995 to 1996, he was Vice President and Business Manager for Sun Care, Hair Care and Household Products. From 1993 to 1995, he served as Vice President--Banana Boat. From 1992 to 1993, he was Vice President--Sales of the Company. From 1990 to 1992, Mr. Recone served as Vice President/ General Manager of Playtex Limited, the Company's Canadian subsidiary.

    JAMES S. COOK has been Senior Vice President, Operations of the Company since 1991. From 1990 to 1991, he was Vice President, Dover Operations of the Company. From 1988 to 1990, he was Vice President of Distribution, Logistics & MIS of the Company. From 1982 to 1988, Mr. Cook held various senior level positions in manufacturing and distribution with the Company. From 1974 to 1982, he held various manufacturing and engineering positions at Procter & Gamble.

    IRWIN S. BUTENSKY, PH.D., has been Senior Vice President, Research and Development since 1990. From 1979 to 1990 he was Vice President of Research & Development for the Company. From 1967 to 1979, Dr. Butensky held several senior technical positions at Richardson-Vicks, Inc., his last being Director of Dermatology Research.

    THOMAS H. LEE has been a Director of the Company since 1988. Since 1974, Mr. Lee has been President of the Thomas H. Lee Company, a firm engaged in investment activities. He is currently a director of Autotote Corporation (manufacturer of gaming industry control equipment), Finlay Enterprises, Inc. (operator of leased fine jewelry departments), First Security Services Corporation (provider of security services), Signature Brands (USA), Inc. (manufacturer of consumer, medical and office supplies), Livent, Inc. (theater productions), and Vail Resorts, Inc. (operator of resorts). Mr. Lee is also a general partner of the ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (collectively, the "ML-Lee Acquisition Funds"). Mr. Lee is Chairman of Thomas H. Lee Advisors I, and general partner of Thomas H. Lee Advisors II, L.P., the investment advisors to the ML-Lee Acquisition Funds. He is the general partner of the THL Equity Advisors Limited Partnership, the general partner of and investment advisor to Thomas H. Lee Equity Partners, L.P.

    KENNETH F. YONTZ has been a Director of the Company since 1995. Mr. Yontz has been Chairman of the Board, President and Chief Executive Officer of Sybron International Corporation (a manufacturer of dental and laboratory products) since 1987. He previously served as Executive Vice President of the Allen Bradley Company. He is a director of Berg Electronics, Inc. (a manufacturer of connectors).

    TIMOTHY O. FISHER has been a Director of the Company since 1996. Mr. Fisher has been a Vice President since 1986 of The Hillman Company (diversified investments and operations) and is a director of several private companies.

    DOUGLAS D. WHEAT has been a Director of the Company since June 1995. Mr. Wheat has been President of Haas Wheat since 1995; President of Haas Wheat Advisory Partners Incorporated since 1992 (each of which is a private investment firm specializing in leveraged acquisitions); he was Co-Chairman of Grauer & Wheat, Inc. (a private investment firm) from 1989 to 1992 and Senior Vice President of Donaldson, Lufkin & Jenrette Securities Corporation from 1985 to 1989. Mr. Wheat serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation, Smarte Carte Corporation, and Walls Holding Company, Inc.

    MICHAEL R. EISENSON has been a Director of the Company since March 1997. Mr. Eisenson is the President and Chief Executive Officer of Harvard Private Capital Group, Inc. ("HPC"), which is the investment advisor for the private equity and real estate portfolios of the Harvard University endowment fund. Prior to joining HPC in 1986, Mr. Eisenson was a Manager with The Boston Consulting Group from 1981 to 1985. He serves on the Boards of Directors of Harken Energy Corporation, ImmunoGen, Inc. and United Auto Group, Inc., as well as those of several private companies.

    C. ANN MERRIFIELD has been President of Genzyme Genetics, a wholly owned subsidiary of Genzyme Corporation (a biotechnology company), since 1996. She previously served as Vice President, Marketing and Business Development of Genzyme Genetics from 1992 to 1996. Prior to that, Ms. Merrifield was a Partner with Bain and Company (a consulting firm) from 1987 to 1992.

    There are no family relationships among any of the foregoing persons.

    AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS

        Each of the Named Executive Officers (as defined herein) is party to an agreement with the Company with respect to termination of employment. In the event of termination by the Company without Cause (as defined in such agreements) which occurs prior to a Change of Control (as defined in such agreements), Mr. Gallagher and Mr. Goss are entitled to receive two years' salary, bonus and fringe benefits, and the other Named Executive Officers are entitled to receive one year's salary, bonus and fringe benefits. In the event employment is terminated within three years following a Change of Control, each Named Executive Officer except Mr. Gallagher would receive one year's salary, bonus and fringe benefits. Mr. Gallagher would enter into a five year non-compete agreement following termination arising from a Change of Control for total consideration equal to three years' salary, bonus and fringe benefits. Mr. Goss is additionally obligated to make himself available as a consultant to the Company for a period of six months following termination arising from a Change of Control for total consideration equal to one year's salary, bonus and fringe benefits. In the event of a Change of Control, each Named Executive Officer is entitled to receive a one-time annual bonus, whether or not employment is terminated.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 28, 1997 by (i) each director of the Company, (ii) its five most highly compensated executive officers (the "Named Executive Officers"), (iii) each person believed by the Company to own beneficially more than five percent of the outstanding Common Stock, and (iv) all directors and Named Executive Officers as a group.

                                                                 NUMBER OF SHARES
                                                                   BENEFICIALLY
NAME OF BENEFICIAL OWNER                                             OWNED(1)          PERCENT
Robert B. Haas...............................................        20,000,000(2)         39.3
Michael R. Gallagher.........................................           252,333(3)            *
Michael F. Goss..............................................           108,001               *
Richard G. Powers............................................           --               --
Max R. Recone................................................            95,001               *
James S. Cook................................................           145,001               *
Thomas H. Lee................................................         3,336,455(4)          6.6
Kenneth F. Yontz.............................................             1,800               *
Timothy O. Fisher............................................            21,663(5)            *
Douglas D. Wheat.............................................           --               --
Michael R. Eisenson(6).......................................         2,915,963             5.7
C. Ann Merrifield............................................           --               --
Stinson Capital Partners, L.P., et al.(7)....................         2,736,500             5.4
  909 Montgomery Street
  Suite 400
  San Francisco, CA 94113
Partnerships managed by Haas Wheat & Partners(2).............        20,000,000(2)(8)       39.3
All current directors and Named Executive Officers as a group
  (12 persons)...............................................        23,960,254            47.1

------------------------

*   Indicates less than one percent.

(1) Includes shares that may be acquired upon the exercise of stock options granted by the Company that are exercisable within 60 days of the Record Date. The shares beneficially owned include 233,333, 80,001, 55,001, 55,001 and 1,800 shares subject to currently exercisable options granted to Messrs. Gallagher, Goss, Recone, Cook, and Yontz, respectively, and an aggregate of 425,136 shares subject to currently exercisable options granted to all directors and Named Executive Officers.

(2) Includes 8,055,555 shares (approximately 15.8% of the outstanding shares) owned by HWH Capital Partners, L.P., 9,028,482 shares (approximately 17.7% of the outstanding shares) owned by HWH Valentine Partners, L.P., and 2,915,963 shares (approximately 5.7% of the outstanding shares) owned by HWH Surplus Valentine Partners, L.P. ("Surplus"). The address of each of the foregoing partnerships is c/o Haas Wheat & Partners Incorporated, 300 Crescent Court, Suite 1700, Dallas, Texas 75201. The sole general partner of each of such partnerships is a limited partnership, and the sole general partner of each of such limited partnerships is a corporation controlled by Mr. Haas. By virtue of his control of such corporations, Mr. Haas has sole voting and dispositive power over 17,084,037 shares and shared voting and dispositive power over 2,915,963 shares.

(3) Includes 9,000 shares held by Mr. Gallagher's children. Mr. Gallagher disclaims beneficial ownership of these shares.

(4) Includes 1,361,951 shares held of record by 1989 Thomas H. Lee Nominee Trust dated September 29, 1989, 1,406,204 shares held of record by the ML Lee Acquisition Fund, L.P., 343,726 shares held of record by the ML Lee Acquisition Fund II, L.P. and 183,560 shares held of record by the ML Lee Acquisition Fund II (Retirement Accounts), L.P. Mr. Lee disclaims beneficial ownership of the shares held by the three ML Lee Acquisition Funds. Certain of the 1,361,951 shares held of record by the 1989 Thomas H. Lee Nominee Trust are subject to options to purchase granted by such trust to certain employees and consultants of The Thomas H. Lee Company. Also included are 20,507 shares held by the Stephen Zachary Lee 1988 Irrevocable Trust and 20,507 shares held by the Robert Schiff Lee 1988 Irrevocable Trust. Mr. Lee also disclaims beneficial ownership of the shares held by such trusts.

(5) Includes 16,663 shares held of record by Mr. Fisher's spouse and children. Mr. Fisher disclaims beneficial ownership of these shares.

(6) Represents shares owned by HWH Surplus Valentine Partners, L.P., of which Phemus Corporation is the sole Limited Partner. Mr. Eisenson is the President and Chief Executive Officer of Harvard Private Capital Group, the investment advisor for Phemus. While Mr. Eisenson has shared voting and dispositive power over the shares, he disclaims beneficial ownership of such shares.

(7) On February 26, 1997, the Company received a Schedule 13D dated February 18, 1997 filed with the SEC in respect of ownership of an aggregate of 2,736,500 shares of Common Stock by a group comprised of Stinson Capital Partners, L.P., BK Capital Partners IV, L.P., The Carpenters Pension Trust for Southern California, United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund, Insurance Company Supported Organizations Pension Plan, Richard C. Blum & Associates, L.P., Richard C. Blum & Associates, Inc. and Richard C. Blum. Each filing person reported shared voting power and shared dispositive power with respect to all of such shares. On June 12, 1997, the Company received an Amendment No. 2 dated June 3, 1997 to the Schedule 13D disclosing that the group, now known as Richard
    C. Blum & Associates, L.P., increased its ownership to 3,963,000 shares of Common Stock. The Company has not attempted to verify independently any of the information contained in the Schedule 13D or any amendments thereto.

(8) Of these shares, 2,915,963 shares (approximately 5.7% of the outstanding shares) are owned by Surplus.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITIES

    The Credit Facilities consist of (i) $150 million of borrowings under the Special Term Loan and (ii) $170 million of credit availability under the New Credit Agreement, which consist of the $115 million Revolving Credit Facility and the $55 million Term A Loan.

    Amounts borrowed under the New Credit Agreement bear interest, at the option of the Company, at either (i) the alternative base rate of the administrative agent thereunder or (ii) a reserve adjusted LIBOR rate, plus a margin which will vary depending on the ratio of Funded Debt to EBITDA. The Special Term Loan bears interest at a rate equal to the sum of a LIBOR rate plus 1.5%.

    Obligations under the Special Term Loan and the New Credit Agreement are guaranteed by all of the Company's direct and indirect U.S. subsidiaries other than Playtex Marketing, and are secured by a perfected first priority security interest in all of the inventory, accounts receivable and United States patents, trademarks and trademark licenses of the Company and the domestic Subsidiaries and by a pledge of the stock of the domestic Subsidiaries and 65 percent of the stock of certain foreign subsidiaries.

    The Credit Facilities contain a number of restrictive covenants, which are typical for facilities of this type. The New Credit Agreement contains a number of covenants that restrict the operations of the Company, including restrictions on, among other things, (i) incurrence of additional indebtedness, (ii) dividends and restricted payments, (iii) creation of certain liens, (iv) the use of proceeds from sales of assets and subsidiary stock, (v) sale and leaseback transactions, (vi) transactions with affiliates, and (vii) certain mergers, consolidations and transfers of all or substantially all of the assets of the Company. The New Credit Agreement also will include certain financial covenants, including (i) a minimum ratio of EBITDA less capital expenditures to interest expense, and (ii) a minimum ratio of Funded Debt to EBITDA. The agreement relating to the Special Term Loan contains covenants similar to those contained in the Indenture.

    The New Credit Agreement contains events of default customary for credit agreements of this type. The Special Term Loan includes events of default similar to those specified in the Indenture, except that the Special Term Loan
(i) provides only five business days of grace with respect to failure to pay interest on the Special Term Loan and (ii) includes as an event of default (x) the Company's failure to pay principal or interest on any other indebtedness having a principal amount of more than $25.0 million, after giving effect to any applicable grace period (not to exceed 60 days) in the underlying indebtedness, and (y) any other default under any agreement relating to such indebtedness, the effect of which is to entitle the holders thereof or a trustee acting on behalf of such holders to accelerate the maturity thereof, which default is not cured or waived within 20 business days. See "Description of the Senior Notes--Events of Default."

    Commitments under the Revolving Credit Facility will be automatically and permanently reduced by (i) $5.0 million on December 15, 2000 and June 15, 2001,
(ii) $7.0 million on December 15, 2001 and June 15, 2002, and (iii) $8.0 million on December 15, 2002 and June 15, 2003. The Term A Loan was made available in the form of a single loan of $55 million on the closing date of the Term A Loan, will mature on June 15, 2003 and will require installment repayments of principal beginning September 15, 1999. The Special Term Loan was made available in the form of a single loan in the amount of $150 million on the closing date of the Special Term Loan, will be due in full on September 15, 2003 and will require quarterly repayments of principal of $375,000 beginning September 15, 1997.

SENIOR SUBORDINATED NOTES

    Interest payments on the Senior Subordinated Notes are due on June 15 and December 15 of each year. Principal of the Senior Subordinated Notes is due on December 15, 2003. As of June 28, 1997, there were $360.0 million aggregate principal amount of Senior Subordinated Notes issued and outstanding.

    The Senior Subordinated Notes are redeemable by the Company in whole or in part beginning on December 15, 1998 at redemption prices commencing at 104.5% of their principal amount, plus interest. The Senior Subordinated Notes also may be redeemed within 90 days of a Change of Control (as defined in the Senior Subordinated Note Indenture). In addition, upon such a Change of Control, each holder of a Senior Subordinated Note may require the Company to repurchase all or part of its Senior Subordinated Notes at a redemption price of 101% of the principal amount, plus interest.

    The Senior Subordinated Notes contain certain restrictions and limitations, which, among other things, restrict the type and/or amount of additional indebtedness that may be incurred by the Company or its subsidiaries; payment of dividends and other distributions; issuances of preferred stock; loans and advances; certain transactions with Company stockholders and affiliates; certain mergers and consolidations; certain sales or transfers of assets; the creation of certain liens; the transfer of assets to certain subsidiaries; and dividends and other distributions by subsidiaries. The covenants contained in the Senior Subordinated Notes are, with certain exceptions, similar to those applicable to the Senior Notes.

    The Senior Subordinated Notes are unconditionally guaranteed on an unsecured senior subordinated basis by certain subsidiaries of the Company.

DUE TO RELATED PARTY

    The Company's 15 1/2% Junior Subordinated Notes were issued in connection with the purchase of common stock of PHI and are held by Playtex Apparel Partners, L.P. (the "Apparel Partnership"). The interest on the 15 1/2% Junior Subordinated Notes is payable annually on December 15. Commencing with the interest payment due December 15, 1994, the Company has made these interest payments in cash. However, with respect to any such interest amount payable prior to maturity, the Company may satisfy such payments through the issuance of additional 15 1/2% Junior Subordinated Notes. The principal and any unpaid accrued interest on the 15 1/2% Junior Subordinated Notes are payable in cash on December 15, 2003.

    In connection with the Company's 1988 sale of Apparel to the Apparel Partnership, the Company received 15% debentures (the "15% Debentures") that were issued by the Apparel Partnership and contain corresponding provisions to the 15 1/2% Junior Subordinated Notes issued by the Company. The 15% Debentures held by the Company are reflected in the Consolidated Balance Sheet of the Company as "Due from Related Party." As of March 29, 1997, the balance of the obligation of the Company to the Apparel Partnership (shown on the Balance Sheet as a liability titled "Due to Related Party") was $78.4 million, while the corresponding balance of the obligation of the Apparel Partnership to the Company (shown on the Balance Sheet as an asset titled "Due from Related Party") was $80.0 million. The Company receives interest income in cash on the 15% Debentures and consequently interest expense on the 15 1/2% Junior Subordinated Notes is shown net of cash interest income from the 15% Debentures in the Consolidated Financial Statements.

                        DESCRIPTION OF THE SENIOR NOTES

    The Initial Notes were, and the Exchange Notes offered hereby will be, issued under the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Indenture is subject to and is governed by the Trust Indenture Act. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions." For purposes of this summary, the "Company" refers only to Playtex Products, Inc. and not to any of its Subsidiaries.

GENERAL

    The Senior Notes will mature on July 15, 2004, are limited to $150,000,000 aggregate principal amount, and are general unsecured obligations of the Company, ranking senior in right of payment to all existing and future Subordinated Indebtedness of the Company and PARI PASSU in right of payment to all existing and future Senior Indebtedness of the Company. Each Senior Note bears interest from July 21, 1997 or from the most recent interest payment date to which interest has been paid, payable semiannually on January 15 and July 15 of each year, commencing January 15, 1998, to the Person in whose name the Senior Note (or any predecessor Senior Note) is registered at the close of business on the January 1 or the July 1 next preceding such interest payment date.

    The Senior Notes are jointly and severally guaranteed on an unsecured senior basis by all of the Company's existing and future subsidiaries other than Foreign Subsidiaries and certain other subsidiaries of the Company. Concurrently with the consummation of the Offering, the Company and the Guarantors entered into the Credit Facilities which are secured by a first priority lien on substantially all of the receivables, inventories and intangible assets of the Company and its domestic Subsidiaries and, accordingly, such indebtedness effectively ranks prior to the Senior Notes and the Guarantees with respect to such assets. As of June 28, 1997, after giving effect to the Refinancing, the aggregate outstanding principal amount of indebtedness of the Company and its Subsidiaries, other than the Senior Notes and an obligation due to a related party, would have been approximately $399.4 million. See "Use of Proceeds," "Capitalization," and "Description of Certain Indebtedness--Due to Related Party." The Indenture permits the Company and any Guarantor to incur additional debt, including secured debt, subject to certain limitations.

    The Senior Notes are effectively subordinated to the indebtedness and other obligations of Foreign Subsidiaries and certain other subsidiaries of the Company which are not Guarantors. As of June 28, 1997, after giving effect to the Offering and the application of the net proceeds therefrom, the aggregate amount of indebtedness and other obligations of such Foreign Subsidiaries and other subsidiaries would have been $4.7 million. In the event that the Guarantees would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the Guarantor under such Guarantee would be reduced to the maximum amount permitted under such fraudulent conveyance or similar law.

    Principal of, premium, if any, and interest and Liquidated Damages on the Senior Notes are payable, and the Senior Notes are exchangeable and transferable at the office or agency of the Company in The City of New York maintained for such purposes; PROVIDED, HOWEVER, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The Senior Notes are issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of Senior Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

OPTIONAL REDEMPTION

    The Senior Notes are subject to redemption at any time on or after July 15, 2001, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning July 15 of the years indicated below:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
2001.............................................................................     104.438%
2002.............................................................................     102.219%
2003.............................................................................     100.000%

and thereafter at 100% of the principal amount, in each case together with accrued and unpaid interest and Liquidated Damages, if any, to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date).

    In addition, up to 35% of the aggregate principal amount of the Senior Notes outstanding on the date of the Indenture are redeemable on or prior to July 15, 2000, at the option of the Company, with the net proceeds from the sale of Qualified Capital Stock in one or more offerings after the date of the Indenture, within 60 days of receipt of such proceeds, on not less than 30 nor more than 60 days' prior notice, in amounts of $1,000 or an integral multiple thereof, at a redemption price equal to 108 7/8% of the principal amount, together with accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption.

    The Senior Notes are subject to redemption, at the option of the Company, prior to July 15, 2001, in whole or in part, at any time within 90 days after a Change of Control on not less than 30 nor more than 60 days' prior notice to each holder of Senior Notes to be redeemed in amounts of $1,000 or an integral multiple thereof, at a redemption price equal to the sum of (i) the principal amount thereof plus (ii) accrued and unpaid interest and Liquidated Damages, if any, to the redemption date plus (iii) the Applicable Premium.

    If less than all of the Senior Notes are to be redeemed in the case of any foregoing redemptions, the Trustee shall select the Senior Notes or the portion thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable.

SINKING FUND

    The Senior Notes are not entitled to the benefit of any sinking fund.

CERTAIN COVENANTS

    The Indenture contains, among others, the following covenants:

    LIMITATION ON INDEBTEDNESS. The Company will not, and will not permit any of its Subsidiaries to, create, issue, assume, guarantee, or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise incur (collectively, "incur") any Indebtedness (including any Acquired Indebtedness but excluding any Permitted Indebtedness); PROVIDED however that the Company and any Subsidiary that is a Guarantor may incur Indebtedness if the Consolidated Fixed Charge Coverage Ratio for the Company for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness taken as one period (and after giving pro forma effect to (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness were incurred, and the application of such proceeds occurred, at the beginning of such four-quarter period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period); (iii) in the case of Acquired Indebtedness, the related acquisition (as if such acquisition had been consummated on the first day of such four-quarter period); and (iv) any acquisition or disposition by the Company and its Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale, or asset purchase or sale or any related repayment of Indebtedness, in each case since the first day of such four-quarter period, (as if such acquisition or disposition had been consummated on the first day of such four-quarter period) is equal to or greater than 2.0:1.0.

    LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any Subsidiary to, directly or indirectly:

        (i) declare or pay any dividend on, or make any distribution to holders of, Capital Stock of the Company (other than dividends or distributions payable in shares of Qualified Capital Stock of the Company or in options, warrants or other rights to acquire such Qualified Capital Stock);

        (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any Capital Stock of the Company or any Capital Stock of any Affiliate of the Company (other than Capital Stock of any Subsidiary) or options, warrants or other rights to acquire such Capital Stock;

       (iii) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, any sinking fund payment or maturity, any Subordinated Indebtedness;

        (iv) declare or pay any dividend or distribution on any Capital Stock of any Subsidiary to any Person (other than (x) with respect to any Capital Stock held by the Company or any of its Wholly Owned Subsidiaries or (y) with respect to Capital Stock held by any other Person made on a pro rata basis consistent with the ownership interests in such Capital Stock to the owners of such Capital Stock);

        (v) incur, create or assume any guarantee of Indebtedness of any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company); or

        (vi) make any Investment in any Person (other than any Permitted Investments);

(any of the payments described in paragraphs (i) through (vi) above, other than any such action that is a Permitted Payment, collectively, "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a board resolution), (1) no Default or Event of Default shall have occurred and be continuing; (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under "--Limitation on Indebtedness"; and (3) the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture does not exceed the sum of:

        (A) $30,000,000;

        (B) 50% of the aggregate cumulative Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the Company's fiscal quarter commencing prior to the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

        (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Subsidiaries) of its Qualified Capital Stock or any option, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below);

        (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options or warrants to purchase Qualified Capital Stock of the Company; and

        (E) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from debt securities or Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company to the extent such debt securities or Redeemable Capital Stock are originally sold for cash plus the aggregate Net Cash Proceeds received by the Company at the time of such conversion or exchange.

    (b) Notwithstanding the foregoing, and in the case of clauses (ii), (iii),
(iv) and (v) below, so long as there is no Default or Event of Default continuing, the foregoing provisions shall not prohibit the following actions (clauses (i) through (v) being referred to as a "Permitted Payment"):

        (i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would be permitted by the provisions of paragraph (a) of this Section and such payment shall be deemed to have been paid on such date of declaration for purposes of the calculation required by paragraph (a) of this Section;

        (ii) the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection therewith cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of, a substantially concurrent issue and sale for cash (other than to a Subsidiary) of other Qualified Capital Stock of the Company; PROVIDED that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(C) of paragraph (a) of this Section;

       (iii) any repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or out of the net proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company; PROVIDED that the Net Cash Proceeds from the issuance of such Qualified Capital Stock are excluded from clause (3)(C) of paragraph (a) of this Section; and

        (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a "refinancing") through the issuance of new Subordinated Indebtedness of the Company; PROVIDED that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such old Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration or acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Subordinated Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Subordinated Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Senior Notes; (3) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Senior Notes; and (4) is expressly subordinated in right of payment to the Senior Notes at least to the same extent as the Indebtedness to be refinanced; and

        (v) the repurchase of the Senior Subordinated Notes pursuant to the provisions of paragraph (c) of the covenant entitled "Limitation on Sale of Assets" in the Senior Subordinated Note Indenture with Excess Proceeds but only to the extent that the Company has already complied with the provisions of paragraph (c) of the covenant entitled "--Limitation on Sale of Assets."

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than the Company or a Wholly Owned Subsidiary) unless (i) such transaction or series of related transactions is in writing on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available in a comparable transaction in arm's-length dealings with an unrelated third party and (ii) with respect to any transaction or series of related transactions involving aggregate payments in excess of $5,000,000, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above and such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the Board of Directors; PROVIDED that any transaction or series of related transactions otherwise permitted under this paragraph (other than any transaction or series of related transactions with respect to the making of any Permitted Investment pursuant to clause (viii) of the definition of "Permitted Investment" or any Restricted Payment permitted pursuant to the covenant entitled "--Limitation on Restricted Payments") pursuant to which the Company or any Subsidiary of the Company shall receive or render value exceeding $25,000,000 shall not be permitted unless, prior to the consummation of any such transaction or series of related transactions, the Company shall have received an opinion, from an independent nationally recognized investment banking firm or firm experienced in the appraisal or similar review of similar types of transactions, that such transaction is fair to the Company from a financial point of view; PROVIDED, FURTHER, that this covenant shall not apply to (A) any transaction with an officer or member of the Board of Directors of the Company entered into in the ordinary course of business (including, without limitation, the Company's 1994 Stock Option Plan and other compensation or employee benefit arrangements with any officer or member of the Board of Directors of the Company), (B) transactions or agreements in existence on the date of the Indenture (and extensions or amendments thereof on terms which are not materially less favorable to the Company than the terms of any such transaction or agreement as in existence on the date of the Indenture), (C) directors' fees,
(D) any reasonable employment agreement approved by the Board of Directors of the Company and entered into in the ordinary course of business of the Company or any extensions thereof on substantially equivalent terms, (E) loans to employees not exceeding $1,500,000 in the aggregate outstanding at any time, (F) any employee benefit plan available to employees of the Company generally, and
(G) sales by the Company of its products in the ordinary course of business on arm's-length terms.

    (b) The Company will cause Playtex Investment Corp. not to amend, modify or in any way alter the terms of the Agreement, dated as of November 5, 1991, between Playtex Investment Corp. and Playtex Apparel Partners, L.P. in a manner adverse to the Company or any Subsidiary.

    LIMITATION ON LIENS. (a) The Company will not and will not permit any Subsidiary to, create, incur, affirm or suffer to exist any Lien of any kind (other than Permitted Liens) upon any property or assets (including any intercompany notes) of the Company or any Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the Senior Notes are secured equally and ratably with (or prior to in the case of Subordinated Indebtedness) the obligation or liability secured by such Lien.

    (b) Notwithstanding the foregoing, any security interest granted by the Company or any Subsidiary to secure the Senior Notes pursuant to paragraph (a) above shall provide by its terms that such security interest shall be automatically and unconditionally released and discharged upon the release by the holders of the obligation or liability of the Company or any Subsidiary described in paragraph (a) above of their security interest (including any deemed release upon payment in full of all obligations under such obligation or liability), at a time when (A) no other liability or obligation of the Company or any Subsidiary has been secured by such property or assets of the Company or any such Subsidiary, or (B) the holders of any such other liability or obligation which is secured by such property or assets of the Company or any such Subsidiary also release their security interest in such property or assets (including any deemed release upon payment in full of all liabilities and obligations).

    LIMITATION ON SALE OF ASSETS. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 85% of the proceeds from such Asset Sale are received in cash; PROVIDED HOWEVER, that the amount of (A) any Senior Indebtedness (as shown on the Company's or such Subsidiaries' most recent balance sheet or in the notes thereto) of the Company or any such Subsidiary that are assumed by the transferee of any asset in connection with any Asset Sale and (B) any deferred payment obligations received by the Company or any such Subsidiary as proceeds of an Asset Sale that are concurrently with the Asset Sale converted into cash without recourse to the Company or any of its Subsidiaries, shall be deemed to be cash for purposes of this provision and (ii) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the shares or assets sold (as determined by the Board of Directors of the Company and evidenced by a board resolution). Notwithstanding the foregoing, clause (i) of the preceding sentence shall not apply to any Asset Sale or portions thereof involving Excluded Assets or the making of any Permitted Investment pursuant to clause (vii) of the definition of "Permitted Investment" or any Restricted Payment permitted pursuant to the covenant entitled "--Limitation on Restricted Payments."

    (b) If all or a portion of the Net Cash Proceeds are not applied to prepay or repay permanently any secured Senior Indebtedness then outstanding in accordance with the terms thereof, or if no such secured Senior Indebtedness is then outstanding, then the Company may within 12 months of the Asset Sale, invest the Net Cash Proceeds in properties and assets that (as determined by the Board of Directors) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Subsidiaries existing on the date of the Indenture or in a business reasonably related thereto, which for purposes of the Indenture shall include any consumer products business. The amount of such Net Cash Proceeds neither used to permanently repay or prepay secured Senior Indebtedness nor used or invested as set forth in this paragraph constitutes "Excess Proceeds."

    (c) When the aggregate amount of Excess Proceeds equals $25,000,000 or more, the Company shall apply the Excess Proceeds to the repayment of the Senior Notes and any Senior Indebtedness required to be repurchased under the instrument governing such Senior Indebtedness as follows: (i) the Company shall make an offer to purchase (an "Offer") from all holders of the Senior Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Senior Notes that may be purchased out of an amount (the "Note Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Senior Notes, and the denominator of which is the sum of the outstanding principal amount of the Senior Notes and such Senior Indebtedness (subject to proration in the event such amount is less than the aggregate Offered Price (as defined herein) of all Senior Notes tendered) and (ii) to the extent required by such Senior Indebtedness to permanently reduce the principal amount of such Senior Indebtedness, the Company shall make an offer to purchase or otherwise repurchase or redeem Senior Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Debt Amount") equal to the excess of the Excess Proceeds over the Note Amount; PROVIDED that in no event shall the Pari Passu Debt Amount exceed the principal amount of such Senior Indebtedness plus the amount of any premium required to be paid to repurchase such Senior Indebtedness. The offer price shall be payable in cash in an amount equal to 100% of the principal amount of the Senior Notes plus accrued and unpaid interest and Liquidated Damages, if any, to the date (the "Purchase Date") such Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Senior Notes tendered pursuant to the Offer is less than the Note Amount relating thereto or the aggregate amount of Senior Indebtedness that is purchased is less than the Pari Passu Debt Amount (the amount of such

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shortfall, if any, constituting a "Deficiency"), the Company shall use such
Deficiency in the business of the Company and its Subsidiaries. Upon completion of the purchase of all the Senior Notes tendered pursuant to an Offer and repurchase of the Senior Indebtedness pursuant to a Pari Passu Offer, the amount of Excess Proceeds, if any, shall be reset at zero.

    (d) Whenever the aggregate amount of Excess Proceeds received by the Company exceeds $25,000,000, such Excess Proceeds shall, prior to the purchase of Senior Notes or any Senior Indebtedness described in paragraph (c) above, be set aside by the Company in a separate account pending (i) deposit with the depository or a paying agent of the amount required to purchase the Senior Notes or Senior Indebtedness tendered in an Offer or a Pari Passu Offer and (ii) delivery by the Company of the Offered Price to the holders of the Senior Notes or Senior Indebtedness tendered in an Offer or a Pari Passu Offer. Such Excess Proceeds may be invested in Temporary Cash Investments; PROVIDED that the maturity date of any such investment made after the amount of Excess Proceeds exceeds $25,000,000 shall not be later than the Purchase Date. The Company shall be entitled to any interest or dividends accrued, earned or paid on such Temporary Cash Investments; PROVIDED that the Company shall not be entitled to such interest and shall not withdraw such interest from the separate account, if an Event of Default has occurred and is continuing.

    (e) If the Company becomes obligated to make an Offer pursuant to paragraph
(c) above, the Senior Notes shall be purchased by the Company, at the option of the holder thereof, in whole or in part in integral multiples of $1,000, on a date that is not earlier than 30 days and not later than 60 days from the date the notice is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act, subject to proration in the event the Note Amount is less than the aggregate Offered Price of all Senior Notes tendered.

    (f) The Company shall comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer.

    (g) The Company will not, and will not permit any Subsidiary to, create or permit to exist or become effective any restriction (other than restrictions existing under Indebtedness as in effect on the date of the Indenture as such Indebtedness may be refinanced from time to time, PROVIDED that such restrictions are no less favorable to the holders of Senior Notes than those existing on the date of the Indenture) that would expressly impair the ability of the Company to make an Offer to purchase the Senior Notes or, if such Offer is made, to pay for the Senior Notes tendered for purchase.

    PURCHASE OF SENIOR NOTES UPON A CHANGE OF CONTROL. If a Change of Control shall occur at any time, then each holder of Senior Notes shall have the right to require that the Company purchase such holder's Senior Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such Senior Notes, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and the other procedures set forth in the Indenture.

    Within 30 days following any Change of Control, the Company shall notify the Trustee thereof and give written notice of such Change of Control to each holder of Senior Notes, by first-class mail, postage prepaid, at his address appearing in the security register, stating, among other things, the purchase price and that the purchase date shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; that any Senior Note not tendered will continue to accrue interest; that, unless the Company defaults in the payment of the purchase price, any Senior Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and certain other procedures that a holder of Senior Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

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
    Any Change of Control under the Indenture constitutes a default under the Credit Facilities. Therefore, upon the occurrence of a Change of Control, the lenders under the Credit Facilities have the right to accelerate their loans and the Company may be required to prepay all of its outstanding obligations under the Credit Facilities (consisting of approximately $249.4 million of borrowings on a pro forma basis as of June 28, 1997). See "Description of Certain Indebtedness--Credit Facilities." Moreover, upon the occurrence of any Change of Control, the Company will be required to make a similar change of control offer under the Company's Senior Subordinated Notes. See "Description of Certain Indebtedness--Senior Subordinated Notes."

    If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for any or all of the Senior Notes that might be delivered by holders of the Senior Notes seeking to accept the Change of Control Offer and, accordingly, none of the holders of the Senior Notes may receive the Change of Control Purchase Price for their Senior Notes in the event of a Change of Control. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Senior Notes the rights described under "--Events of Default."

    The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Senior Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

    The existence of a holder's right to require the Company to repurchase such holder's Senior Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control. Furthermore, the possibility that a third party would be deterred from acquiring the Company may have an adverse effect on the market price of the Company's Common Stock.

    The provisions of the Indenture may not afford holders of Senior Notes the right to require the Company to repurchase the Senior Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Company by their respective managements or affiliates) involving the Company that may adversely affect holders of the Senior Notes, if such transaction is not a transaction defined as a Change of Control. Reference is made to "--Certain Definitions" for the definition of "Change of Control." A transaction involving the Company's management or its affiliates, or a transaction involving a recapitalization of the Company, may result in a Change of Control if it is the type of transaction specified by such definition.

    The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulation in connection with a Change of Control Offer.

    LIMITATION ON ISSUANCE AND SALE OF CAPITAL STOCK OF SUBSIDIARIES. The Company will not permit (a) any Subsidiary to issue any Capital Stock (other than to the Company or any Wholly Owned Subsidiary that is a Guarantor) or (b) any Person (other than the Company or a Wholly Owned Subsidiary that is a Guarantor) to acquire any Capital Stock of any Subsidiary from the Company or any Wholly Owned Subsidiary, except upon the sale of all of the outstanding Capital Stock of such Subsidiary owned by the Company.

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distribution on its Capital Stock to the Company or any other Subsidiary, (b) pay any Indebtedness owed to the Company or any Subsidiary, (c) make any Investment in the

Company or (d) transfer any of its properties or assets to the Company or any Subsidiary, except (i) any encumbrance or restriction pursuant to the Credit Facilities as in effect on the date of the Indenture or any other agreement in effect on the date of the Indenture, (ii) any encumbrance or restriction, with respect to a Subsidiary that is not a Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary, (iii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any Subsidiary, (iv) any encumbrance or restriction contained in a working capital facility permitted to be incurred pursuant to paragraph (xi) of the definition of "Permitted Indebtedness" and (v) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (i) and
(ii), PROVIDED that the terms and conditions of any such encumbrances or restrictions are not materially less favorable to the holders of the Senior Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced.

    PROVISION OF FINANCIAL STATEMENTS.  Whether or not the Company is subject to
Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Sections 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Senior Notes, as their names and addresses appear in the security register, without cost to such holders of Senior Notes and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company was subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of Senior Notes at the Company's cost.

    ADDITIONAL COVENANTS. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in the City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate and Company existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

CONSOLIDATION, MERGER, SALE OF ASSETS

    The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto (i) either (a) the Company shall be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis (the "Surviving Entity") shall be a corporation, partnership, limited liability company or business trust duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person assumes by a supplemental indenture in a form reasonably satisfactory to the Trustee, all the obligations of the Company under the Senior Notes and the Indenture, and the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; (iii) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness under the provisions of "--Certain Covenants--Limitation on Indebtedness" (other than Permitted Indebtedness); (iv) each Guarantor unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Senior Notes; (v) if any of the property or assets of the Company or any of its Subsidiaries would thereupon become subject to any Lien, the provisions of "--Certain Covenants--Limitation on Liens" are complied with; and (vi) the Company or the Surviving Entity shall have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, lease or other transaction and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for relating to such transaction have been complied with.

    Each Guarantor shall not, and the Company will not permit a Guarantor to, in a single transaction or series of related transactions, merge or consolidate with or into any other corporation (other than the Company or any other Guarantor) or other entity, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets on a Consolidated basis to any entity (other than the Company or any other Guarantor) unless at the time and after giving effect thereto: (i) either (a) such Guarantor shall be the continuing corporation or (b) the entity (if other than such Guarantor) formed by such consolidation or into which such Guarantor is merged or the entity which acquires by sale, assignment, conveyance, transfer, lease or disposition the properties and assets of such Guarantor shall be a corporation, partnership, limited liability company or business trust duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture, executed and delivered to the Trustee, in a form reasonably satisfactory to the Trustee, all the obligations of such Guarantor under the Senior Notes and the Indenture; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; and (iii) such Guarantor shall have delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or disposition and such supplemental indenture comply with the Indenture, and thereafter all obligations of the predecessor shall terminate.

    Notwithstanding the foregoing, the Indenture will provide that in the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of such Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be released and relieved of any obligations under its Guarantee.

    In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company or any Guarantor is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor, as the case may be, and the Company or such Guarantor, as the case may be, would be discharged from all obligations and covenants under the Indenture, the Senior Notes and such Guarantee, as the case may be; PROVIDED that in the case of a transfer by lease, the predecessor shall not be released from the payment of principal and interest on the Senior Notes or such Guarantee, as the case may be.

ADDITIONAL SUBSIDIARY GUARANTEES

    The Indenture provides that all Subsidiaries of the Company (other than Foreign Subsidiaries) shall be Guarantors. In addition, the Company will not, and will not permit any of the Guarantors to, make any Investment in any Subsidiary that is not a Guarantor unless either (i) such Investment is permitted by the covenant entitled "Certain Covenants--Limitation on Restricted Payments" or (ii) such Subsidiary executes a Guarantee and delivers an opinion of counsel in accordance with the provisions of the Indenture.

EVENTS OF DEFAULT

    An Event of Default will occur under the Indenture if:

        (i) there shall be a default in the payment of any interest on, or Liquidated Damages with respect to, any Senior Note when it becomes due and payable, and such default shall continue for a period of 30 days;

        (ii) there shall be a default in the payment of the principal of (or premium, if any, on) any Senior Note when and as the same shall become due and payable at Maturity (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

       (iii) (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in paragraphs (i) or (ii) or in clauses (b) and (c) of this paragraph (iii)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Senior Notes; (b) there shall be a default in the performance or breach of the provisions described in "--Consolidation, Merger, Sale of Assets"; or (c) the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of "--Certain Covenants--Purchase of Senior Notes Upon a Change of Control;"

        (iv) one or more defaults shall have occurred under any agreements, indentures or instruments under which the Company, any Guarantor or any Subsidiary then has outstanding Indebtedness in excess of $25,000,000 in the aggregate and, if not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated;

        (v) any Guarantee shall for any reason cease to be, or be asserted in writing by any Guarantor or the Company not to be, in full force and effect, enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee;

        (vi) one or more final judgments, orders or decrees for the payment of money in excess of $15,000,000, either individually or in the aggregate, shall be entered against the Company or any Subsidiary or any of their respective properties and shall not be discharged and either (a) enforcement proceedings shall have been commenced upon such judgment, order or decree or
    (b) there shall have

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
    been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

       (vii) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company, any Guarantor or any Material Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company or any Guarantor or any Material Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, any Guarantor or any Material Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, any Guarantor or any Material Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

      (viii) (a) the Company, any Guarantor or any Material Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company, any Guarantor or any Material Subsidiary consents to the entry of a decree or order for relief in respect of the Company, such Guarantor or such Material Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company, any Guarantor or any Material Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) the Company, any Guarantor or any Material Subsidiary (x) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, any Guarantor or such Material Subsidiary or of any substantial part of its property, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due or (e) the Company, any Guarantor or any Material Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (viii).

    If any Event of Default (other than as specified in paragraphs (vii) and (viii) of the prior paragraph with respect to the Company) shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the Senior Notes then outstanding may declare the Senior Notes due and payable immediately at their principal amount together with accrued and unpaid interest, if any, to the date the Senior Notes shall have become due and payable by a notice in writing to the Company (and to the Trustee if given by the holders of the Senior Notes) and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Senior Notes by appropriate judicial proceeding. If an Event of Default specified in clause (vii) or (viii) of the prior paragraph occurs with respect to the Company and is continuing, then all the Senior Notes shall IPSO FACTO become and be immediately due and payable, in an amount equal to the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date the Senior Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder.

    After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Senior Notes outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due to the Trustee under the Indenture, (ii) all overdue interest on all Senior Notes, (iii) the principal of and premium, if any, on any Senior Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Senior Notes and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Senior Notes; and (b) all Events of Default, other

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
than the non-payment of principal of the Senior Notes which have become due solely by such declaration of acceleration, have been cured or waived.

    The holders of not less than a majority in aggregate principal amount of the Senior Notes outstanding may on behalf of the holders of all the Senior Notes waive any past defaults under the Indenture and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Senior Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Senior Note outstanding.

    The Company is also required to notify the Trustee within five business days of the occurrence of any Default.

    The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, PROVIDED that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

    The Company may, at its option and at any time (PROVIDED, that the Company obtains all legal opinions and complies with all other requirements under the Indenture), elect to have the obligations of the Company and any Guarantor discharged with respect to the outstanding Senior Notes ("defeasance"). Such defeasance means that the Company and any Guarantor shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Senior Notes, except for (i) the rights of holders of outstanding Senior Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Senior Notes when such payments are due, (ii) the Company's obligations with respect to the Senior Notes concerning issuing temporary Senior Notes, registration of Senior Notes, mutilated, destroyed, lost or stolen Senior Notes, and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants (PROVIDED that the Company's obligations to pay interest, Liquidated Damages, premium, if any, and principal on the Senior Notes under the Indenture shall remain in full force and effect as long as the Senior Notes are outstanding), that are described in the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Senior Notes. In the event covenant defeasance occurs, certain events (not including non-payment, enforceability of any Guarantee, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes.

    In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Senior Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Senior Notes on the Stated Maturity of such principal or installment of principal (or on any date after July 15, 2001 (such date being referred to as the "Defeasance Redemption Date"), if when exercising either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Senior Notes on the Defeasance Redemption Date); (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published

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by, the Internal Revenue Service a ruling or (B) since the date of the
Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (vii) or (viii) under the first paragraph under "--Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit; (v) such defeasance or covenant defeasance shall not cause the Trustee for the Senior Notes to have a conflicting interest with respect to any securities of the Company or any Guarantor; (vi) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or a breach or violation of any provision of any agreement to which the Company or any Guarantor is a party or by which it is bound; (vii) the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (viii) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Senior Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; (ix) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest and Liquidated Damages on the Senior Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and (x) the Company shall have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

    The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Senior Notes, as expressly provided for in the Indenture) as to all outstanding Senior Notes when (i) either (a) all the Senior Notes theretofore authenticated and delivered (except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment funds have been deposited in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Senior Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and either the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest and Liquidated Damages on such Senior Notes, at such Maturity, Stated Maturity or redemption date; (ii) the Company and any Guarantor have paid or caused to be paid all other sums payable under the Indenture by the Company or any Guarantor; and (iii) the Company and any Guarantor have delivered to the Trustee an officers' certificate and an opinion of counsel in the United States each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, and that such satisfaction and discharge will not result in a breach or violation of, or constitute a Default under, the

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Indenture or a breach or violation of any provision of any agreement to which the Company or a Guarantor is a party or by which either is bound.

MODIFICATIONS AND AMENDMENTS

    Modifications and amendments of the Indenture may be made by the Company, any Guarantor, if any, and the Trustee with the consent of greater than 50% of the holders in aggregate outstanding principal amount of the Senior Notes; PROVIDED, however that no such modification or amendment may, without the consent of the holder of each outstanding Senior Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note or waive a default in the payment of the principal or interest on any Senior Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Senior Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof; (ii) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with "--Certain Covenants--Purchase of Senior Notes Upon a Change of Control"; (iii) reduce the percentage in principal amount of outstanding Senior Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Senior Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Senior Note affected thereby; or (v) except as otherwise permitted under "--Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture.

    The holders of greater than 50% in aggregate principal amount of the Senior Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

GOVERNING LAW

    The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

CERTAIN DEFINITIONS

    "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

    "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person that owns, directly or indirectly, 10% or more of such Person's equity ownership or Voting Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

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
    "Applicable Premium" means, with respect to any Senior Note to be redeemed, the greater of (i) 1.0% of the then outstanding principal amount of such Senior Note and (ii) (a) the sum of the present values, discounted for all full semiannual periods at a discount rate equal to one-half multiplied by the Treasury Rate plus 75 basis points (PROVIDED, HOWEVER, that the discount rate for the period from the redemption date to the next interest payment date shall equal the result of multiplying the Treasury Rate plus 75 basis points by the Day Count Fraction), of (I) the remaining payments of interest on such Senior Note and (II) the payment of the principal amount that, but for such redemption, would have been payable on such Senior Note at Stated Maturity, MINUS (b) the then outstanding principal amount of such Senior Note, MINUS (c) accrued and unpaid interest paid on the redemption date.

    "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction but not the grant of a pledge or security interest) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (i) any Capital Stock of any Subsidiary; (ii) all or substantially all of the properties and assets of any division or line of business of the Company or any of its Subsidiaries; or (iii) any other properties or assets (other than cash) of the Company or any Subsidiary, other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets
(A) that is governed by the provisions described under "Consolidation, Merger, Sale of Assets," (B) from any Subsidiary to the Company in accordance with the terms of the Indenture, (C) having a market value of less than $1,000,000 (it being understood that if the market value of the properties or assets being transferred exceeds $1,000,000, the entire value and not just the portion in excess of $1,000,000, shall be deemed to have been the subject of an Asset
Sale), (D) to any Wholly Owned Subsidiary which is a Guarantor, (E) which are obsolete to the Company's and its Subsidiaries' businesses or (F) from any Wholly Owned Subsidiary to any other Wholly Owned Subsidiary which is a Guarantor.

    "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

    "Bankruptcy Law" means Title 11 of the United States Code, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

    "Canadian Subsidiary" means any Subsidiary organized under the laws of Canada or any province thereof, a majority of the assets of which are located in Canada.

    "Capital Lease Obligation" of any Person means any obligations of such Person under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

    "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock.

    "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (PROVIDED that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Company organized under the laws of any state of the United States or the District of Columbia and rated A-1 (or higher) according to S&P or P-1 (or higher)

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
according to Moody's or at least an equivalent rating category of another nationally recognized securities rating agency; (iv) any money market deposit accounts issued or offered by a domestic commercial bank having capital and surplus in excess of $500,000,000; and (v) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within 180 days from the date of acquisition.

    "Change of Control" means the occurrence of any of the following events: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Stock of all classes of Voting Stock of the Company; (ii) the Company consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction (1) where the outstanding Voting Stock of the Company is not changed or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company) or (2) where (A) the outstanding Voting Stock of the Company is changed into or exchanged for (x) Voting Stock of the surviving corporation or the Company which is not Redeemable Capital Stock or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under "Certain Covenants-- Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "Certain Covenants--Limitation on Restricted Payments") and (B) no "person" or "group" other than Permitted Holders owns immediately after such transaction, directly or indirectly, more than 50% of the total outstanding Voting Stock of the surviving corporation, or (iii) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "--Consolidation, Merger, Sales of Assets."

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

    "Common Stock" means the common stock, par value $.01 per share, of the Company.

    "Consolidated Fixed Charge Coverage Ratio" means, for any period, as applied to any Person, the ratio of (a) the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-Cash Charges deducted in computing Consolidated Net Income (Loss) in each case, for such period, of such Person and its subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) the sum of Consolidated Interest Expense for such period and cash and non-cash dividends (other than any such non-cash dividends in the form of Qualified Capital Stock which does not provide for the payment of cash dividends prior to any Stated Maturity of the principal of the Senior Notes) paid on any Preferred Stock of such Person during such period; PROVIDED that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears,

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
at the option of such Person, a fixed or floating rate of interest, shall be computed by applying, at the option of such Person, either the fixed or floating rate and (ii) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

    "Consolidated Income Tax Expense" means for any period, as applied to any Person, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated subsidiaries for such period are determined in accordance with GAAP.

    "Consolidated Interest Expense" of any Person means, without duplication, for any period, as applied to any Person, the sum of (a) the interest expense of such Person and its Consolidated subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount, (ii) the net cost under interest rate contracts (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and
(iv) accrued interest, plus (b)(i) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person during such period and (ii) all capitalized interest of such Person and its Consolidated subsidiaries, in each case as determined in accordance with GAAP.

    "Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Consolidated subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such Consolidated net income (or loss), by excluding, without duplication, (i) all extraordinary gains and losses, (ii) the portion of Consolidated net income (or loss) of such Person and its Consolidated subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated subsidiaries, (iii) net income (or loss) of any Person combined with such Person or any of its subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination,
(iv) any gain or loss, net of taxes, realized upon the termination of any employee pensions benefit plan, (v) aggregate net gains (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, (vi) the net income of any subsidiary to the extent that the declaration of dividends or similar distributions by that subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that subsidiary or its stockholders, (vii) all non-cash interest income arising from Indebtedness owed to the Company or any of its Subsidiaries from Playtex Apparel Partners, L.P. (net of any non-cash interest expense arising from Indebtedness in existence on the date of the Indenture or any refinancings thereof (or any pay-in-kind obligation issued pursuant to the terms thereof) owed by the Company or any of its Subsidiaries to Playtex Apparel Partners, L.P. or its partners or their transferees), (viii) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued at any time following the date of the Indenture, (ix) any net gain from the collection of proceeds of life insurance policies or (x) any gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness of such Person.

    "Consolidated Net Worth" of any Person means the Consolidated stockholders' equity (excluding Redeemable Capital Stock) of such Person and its subsidiaries, as determined in accordance with GAAP.

    "Consolidated Non-Cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its Consolidated subsidiaries for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

    "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

    "Credit Facilities" means (a) the Credit Agreement among the Company, the several lenders from time to time parties thereto, DLJ Capital Funding, Inc. and the agent thereunder and (b) the Term Loan Agreement among the Company, the several banks and other financial institutions from time to time parties thereto, DLJ Capital Funding, Inc., and the facility manager thereunder, to be entered into simultaneously with consummation of the Offering, as each and as such agreement may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing).

    "Day Count Fraction" means the number of days from the redemption date to (but not excluding) the next scheduled interest payment date divided by 360 (which assumes a 360-day year composed of twelve 30-day months).

    "Default" means any event which is, or after notice or passage of any time or both would be, an Event of Default.

    "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Excluded Assets" means the assets and other property held by the Company (including shares of Capital Stock) relating to the Jhirmack Business.

    "Foreign Subsidiary" means any Subsidiary organized in a jurisdiction outside one of the States of the United States or the District of Columbia.

    "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the Indenture.

    "Guarantee" means the guarantee by any Guarantor of the Indenture
Obligations.

    "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness contained in this Section guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement
(i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; PROVIDED that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

    "Guarantor" means any guarantor of the Senior Notes, including, without limitation, Playtex Beauty Care, Inc., Playtex Investment Corp., Playtex International Corp., Playtex Sales & Services, Inc., Playtex Manufacturing, Inc., Smile-Tote, Inc., Sun Pharmaceuticals Corp. and T H Marketing Corp.

    "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade

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
payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or thereafter outstanding,
(ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all obligations under Interest Rate Agreements of such Person,
(v) all Capital Lease Obligations of such Person, (vi) all Indebtedness referred to in clauses (i) through (v) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect or property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed Debt of such Person, (viii) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, and (ix) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any Indebtedness of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value to be determined in good faith by the Board of Directors of such Person.

    "Indenture" means the Indenture, dated as of July 21, 1997, relating to the Senior Notes among the Company, the Guarantors and Marine Midland Bank, as Trustee.

    "Indenture Obligations" means the obligations of the Company under the Indenture or under the Senior Notes to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Senior Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the Senior Notes, according to the terms thereof.

    "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

    "Investment" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by, any other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

    "Jhirmack Business" means the assets and liabilities of the Company and its Subsidiaries relating to Jhirmack hair care products, including the Capital Stock of any Subsidiary, substantially all of the assets and liabilities of which relate to Jhirmack hair care products.

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
    "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

    "Marketing Corporation" means Playtex Marketing Corporation, a Delaware corporation, or its successors.

    "Material Subsidiary" means each Subsidiary of the Company which (i) for the most recent fiscal year of the Company accounted for more than 10% of the Consolidated revenues of the Company and its Subsidiaries or (ii) at the end of such fiscal year, was the owner (beneficial or otherwise) of more than 10% of the Consolidated Assets of the Company and its Subsidiaries, all as shown on the Company's Consolidated financial statements for such fiscal year. In addition, Marketing Corporation shall be deemed to be a "Material Subsidiary."

    "Maturity" when used with respect to any Senior Note means the date on which the principal of such Senior Note becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Purchase Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control, call for redemption or otherwise.

    "Net Cash Proceeds" means (a) with respect to any Asset Sale by any Person, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (v) appropriate amounts to be provided by the Company or any Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock, as referred to under "--Certain Covenants--Limitation on Restricted Payments," the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock of other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Permitted Holders" means each of (i) HWH Capital Partners, L.P., HWH Valentine Partners, L.P., HWH Surplus Valentine Partners, L.P. (each a "Partnership") or Haas Wheat & Partners Incorporated and any of their respective Affiliates; (ii) any officer or other member of management employed by the Company or any Subsidiary as of the date of the Indenture; (iii) Robert B. Haas and Douglas D. Wheat; (iv) family members or relatives of the persons described in clauses (ii) and (iii); (v) any trusts created for the benefit of the persons described in clauses (ii), (iii) or (iv); (vi) in the event of the incompetence or death of any of the persons described in clauses (ii), (iii) and (iv), such person's estate, executor, administrator, committee or other personal representatives or beneficiaries; and (vii) upon a distribution by a Partnership of all or any of the stock of the Company, the limited partners of such Partnership.

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
    "Permitted Indebtedness" means the following:

        (i) Indebtedness of the Company under the Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $320 million, reduced by (A) any scheduled principal payments actually made and
    (B) any amounts by which any revolving credit facility commitment is permanently reduced and the revolving credit loans, to the extent required, are indefeasibly and irrevocably paid in cash;

        (ii) Guarantees by, and Liens on the property of, any Subsidiary guaranteeing or securing the Company's Indebtedness under the Credit Facilities;

       (iii) Indebtedness of the Company pursuant to the Senior Notes and Indebtedness of any Guarantor pursuant to a Guarantee of the Senior Notes;

        (iv) Indebtedness of the Company or any Subsidiary outstanding on the date of the Indenture, including, without limitation, the Senior Subordinated Notes;

        (v) Indebtedness (a) of the Company owing to a Wholly Owned Subsidiary which is a Guarantor or (b) of a Wholly Owned Subsidiary which is a Guarantor owing to the Company or another Wholly Owned Subsidiary which is a Guarantor; PROVIDED that any such Indebtedness is made pursuant to an intercompany note and, in the case of Indebtedness of the Company owing to a Subsidiary, is subordinated in right of payment from and after such time as the Senior Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the Senior Notes; PROVIDED, FURTHER, that (x) any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or a Wholly Owned Subsidiary which is a Guarantor) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (v) and (y) any transaction pursuant to which any Wholly Owned Subsidiary, which has Indebtedness owing to the Company or any other Wholly Owned Subsidiary, ceases to be a Wholly Owned Subsidiary shall be deemed to be the incurrence of Indebtedness by the Company or such other Wholly Owned Subsidiary that is not permitted by this clause (v);

        (vi) obligations of the Company or any Subsidiary pursuant to Interest Rate Agreements designed to protect the Company or any Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any of its Subsidiaries, which obligations do not exceed the aggregate principal amount of such Indebtedness;

       (vii) trade and standby letters of credit issued for the account of the Company or any Subsidiary of the Company in the ordinary course of its business (excluding letters of credit described in clauses (viii) and (ix) below);

      (viii) letters of credit of up to $7,500,000 in the aggregate at any time outstanding issued for the account of the Company or any Subsidiary of the Company for any purpose other than in the ordinary course of business;

        (ix) letters of credit issued for the account of the Company in support of the Company's self-insurance obligations and in support of Indebtedness under industrial revenue bonds, to the extent that such obligations or such Indebtedness are recorded on the balance sheet of the Company;

        (x) Capital Lease Obligations, industrial revenue bonds and Purchase Money Obligations of the Company or any Subsidiary, not to exceed $10,000,000 in the aggregate at any time outstanding;

        (xi) Indebtedness of the Company or any Canadian Subsidiary incurred to fund the working capital requirements necessary for the Canadian operations of any Canadian Subsidiary in an amount not to exceed $10,000,000 in the aggregate at any time outstanding;

       (xii) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in paragraphs (ii), (iii), (iv) and (xiii) of this definition of "Permitted Indebtedness," including any successive refinancings so long as such refinancing does not increase the aggregate principal amount of Indebtedness represented thereby plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and, in the case of Senior Indebtedness or Subordinated Indebtedness, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness;

      (xiii) guarantees by any Subsidiary which is a Guarantor given in accordance with Section 1013 of the indenture governing the Senior Subordinated Notes; and

       (xiv) Indebtedness of the Company or any Subsidiary which is a Guarantor in addition to that described in paragraphs (i) through (xiii) of this definition of "Permitted Indebtedness" in an aggregate principal amount outstanding at any given time not to exceed $50,000,000, which amount, notwithstanding the provisions of paragraph (i) hereof, may be incurred under the Credit Facilities.

    "Permitted Investment" means (i) Investments in the Company or in any Wholly Owned Subsidiary which is a Guarantor or Investments by the Company or any Subsidiary in a Person, if as a result of such Investment (a) such Person becomes a Wholly Owned Subsidiary which is a Guarantor or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Wholly Owned Subsidiary which is a Guarantor; (ii) Investments in the Senior Notes and the Guarantees; (iii) Indebtedness owing to a Subsidiary described under clause (v) of the definition of "Permitted Indebtedness"; (iv) Temporary Cash Investments; (v) Investments acquired by the Company or any Subsidiary in connection with an Asset Sale permitted under "--Certain Covenants--Limitation on Sale of Assets" to the extent such Investments are non-cash consideration as permitted under such covenant; (vi) Investments in existence on the date of the Indenture; and (vii) in addition to the Investments described in clauses (i) through (vi) of this definition of "Permitted Investments," Investments in any Subsidiary, Unrestricted Subsidiary or in any joint venture or other entity in an amount not to exceed $35,000,000 in the aggregate since the date of the Indenture.

    "Permitted Liens" means (i) Liens securing Indebtedness under the Credit Facilities, (ii) Liens for taxes, assessments or governmental charges or claims that either (A) are not yet delinquent or (B) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP; (iii) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other Liens imposed by law and arising in the ordinary course of business and with respect to amounts that, to the extent applicable, either (A) are not yet delinquent or (B) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP; (iv) Liens on property of a Person existing at the time such Person is merged into, consolidated with or acquired by the Company or any Subsidiary of the Company which is a Guarantor; PROVIDED that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of (A) the Person merged into or consolidated with the Company or any Subsidiary which is a Guarantor or (B) those of an unrelated third party;
(v) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company which is Guarantor; PROVIDED that such Liens were not incurred in contemplation of such acquisition; (vi) Liens existing on the date of the Indenture; (vii) replacement Liens securing any Indebtedness refinanced as permitted in clause (xii) of the definition of "Permitted Indebtedness;" (viii) Liens arising under licensing agreements entered into by the Company or any Subsidiary in the ordinary course of business for the use of Intellectual Property (as defined in the Credit Facilities) or other intangible assets of the Company or such Subsidiary, and settlements, permissions, consents to use, and other similar agreements concerning Intellectual Property or judgments adjudicating rights in Intellectual Property; (ix) Liens securing Capital Lease Obligations, industrial revenue bonds and Purchase Money Obligations

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
permitted to be incurred under clause (x) of the definition of "Permitted Indebtedness;" (x) Liens securing any Indebtedness of the Company or any Subsidiary which is a Guarantor permitted to be incurred pursuant to clauses
(viii), (xi) and (xiv) of the definition of "Permitted Indebtedness;" (xi) Liens (other than any Lien imposed by the Employer Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (xii) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, progress payments, government contracts and other obligations of like nature (exclusive of obligations for the payment of borrowed money), in each case, incurred in the ordinary course of business; (xiii) attachment or judgment Liens not giving rise to a Default or an Event of Default; and (xiv) easements, rights-of-way, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business of the Company or any of its Subsidiaries.

    "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivisions thereof.

    "Preferred Stock" means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

    "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company or its Subsidiaries, and any additions and accessions thereto, which are purchased by the Company or any Subsidiary at any time after the Senior Notes are issued; PROVIDED that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii)(A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company or any Subsidiary of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

    "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

    "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the Senior Notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof.

    "Securities Act" means the Securities Act of 1933, as amended.

    "Senior Indebtedness" means any Indebtedness which ranks PARI PASSU in right of payment with, and which is not expressly by its terms subordinated in right of payment of principal, interest or premium, if any, to the Senior Notes, whether or not such Indebtedness is secured.

    "Senior Subordinated Notes" means the Company's 9% Senior Subordinated Notes due 2003.

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
    "Stated Maturity" when used with respect to any Indebtedness or any installment of interest thereon, means the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

    "Subordinated Indebtedness" means Indebtedness of the Company subordinated in right of payment to the Senior Notes, including, without limitation, the Senior Subordinated Notes.

    "Subsidiary" means any Person a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries; PROVIDED that an Unrestricted Subsidiary shall not be deemed a Subsidiary for purposes of the Indenture.

    "Temporary Cash Investments" means (i) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (ii) any certificate of deposit, maturing not more than one year after the date of acquisition, issued by, or time deposit of, the Trustee or a commercial banking institution that is a member of the Federal Reserve System and that has combined capital and surplus and undivided profits of not less than $500,000,000, whose debt has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's Investors Service, Inc. ("Moody's") or any successor rating agency or "A-1" (or higher) according to Standard & Poor's Corporation ("S&P") or any successor rating agency, (iii) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P,
(iv) any money market deposit accounts issued or offered by the Trustee or a domestic commercial bank having capital and surplus in excess of $500,000,000.

    "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended.

    "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by, and published in, the most recent Federal Reserve Statistical Release H.15 (5-19) which has become publicly available at least two Business Days prior to the date fixed for redemption of the Senior Notes following a Change of Control (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life to Stated Maturity of the Senior Notes; PROVIDED, HOWEVER, that if the Average Life to Stated Maturity of the Senior Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (rounded, if necessary, to four decimal places) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life to Stated Maturity of the Senior Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    "Unrestricted Subsidiary" means any subsidiary that would but for this definition of "Unrestricted Subsidiary" be a Subsidiary organized or acquired after the date of the Indenture as to which all of the following conditions apply: (a) neither the Company nor any of its other Subsidiaries (other than Unrestricted Subsidiaries) provides credit support for any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); (b) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness; (c) neither the Company nor any of its Subsidiaries (other than Unrestricted Subsidiaries) has made an Investment in such Unrestricted Subsidiary unless such Investment was permitted by the provisions described under "--Certain Covenants--Limitation on Restricted Payments"; and (d) the Board of Directors of the Company, as provided below, shall have designated such Subsidiary (including any newly formed or acquired Subsidiary) to be an Unrestricted Subsidiary; PROVIDED that after giving effect to such

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
designation, such Subsidiary does not own, directly or indirectly, any Capital Stock of any other Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing conditions. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Subsidiary; PROVIDED that (i) immediately after giving pro forma effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the restrictions under "--Certain Covenants--Limitation on Indebtedness"; and (ii) all Indebtedness of such Unrestricted Subsidiary shall be deemed to be incurred on the date such Unrestricted Subsidiary becomes a Subsidiary. Any subsidiary of an Unrestricted Subsidiary shall be an Unrestricted Subsidiary for purposes of the Indenture.

    "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary (a) as to which neither the Company nor any Subsidiary is directly or indirectly liable (by virtue of the Company or any such Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), and (b) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Subsidiary to declare, a default on such Indebtedness of the Company or any Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

    "Voting Stock" means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

    "Wholly Owned Subsidiary" means a Subsidiary all the outstanding Capital Stock (other than directors' qualifying shares) of which are owned by the Company or another Wholly Owned Subsidiary.

BOOK-ENTRY; DELIVERY AND FORM

    The Initial Notes were offered and sold to Qualified Institutional Buyers (as defined) in reliance on Rule 144A ("Rule 144A Notes"). Initial Notes also were offered and sold to Institutional Accredited Investors (as defined) in transactions exempt from registration under the Securities Act not made in reliance on Rule 144A or Regulation S ("Other Notes").

    Exchange Notes issued in exchange for each of the Rule 144A Notes and Other Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

    Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Exchange Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Senior Notes for Certificated Senior Notes." In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

    The Exchange Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

    DEPOSITORY PROCEDURES. DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

    DTC has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of Global Notes and (ii) ownership of such interests in Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

    Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations that are Participants in such system. All interests in a Global Note, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC.

    The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Senior Notes, see "-- Exchange of Book-Entry Notes for Certificated Notes."

    EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE SENIOR NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF SENIOR NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

    Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Senior Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

    DTC has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Senior Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Senior Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Senior Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Senior Notes for all purposes.

    Interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

    DTC has advised the Company that it will take any action permitted to be taken by a Holder of Senior Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Senior Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Senior Notes, DTC reserves the right to exchange Global Notes for legended Senior Notes in certificated form, and to distribute such Senior Notes to its Participants.

    The information in this section concerning DTC and its book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

    Although DTC has agreed to the foregoing procedure to facilitate transfers of interests in the Global Notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Initial Purchaser or the Trustee will have any responsibility for the performance by DTC, or its respective participants or indirect participants of it's respective obligations under the rules and procedures governing their operations.

    EXCHANGE OF BOOK-ENTRY SENIOR NOTES FOR CERTIFICATED SENIOR NOTES.  A Global
Note is exchangeable for definitive Senior Notes in registered certificated form (a "Certificated Senior Note") if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company at its option, notifies the Trustee in writing that it elects to cause the issuance of the Senior Notes in certificated form or (iii) there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Senior Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Senior Notes upon request by only upon at least 20 days prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Senior Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

    CERTIFICATED SECURITIES. Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, change such beneficial interest for Senior Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Senior Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Senior Notes.

    Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Senior Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

    NEXT DAY SETTLEMENT AND PAYMENT. The Indenture requires that payments in respect of the Senior Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages and Additional Amounts, if any) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available next day funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

    The Company and the Initial Purchaser, for the benefit of the holders of Senior Notes, entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company agreed to file the Exchange Offer Registration Statement with the SEC on the appropriate form under the Securities Act with respect to the Exchange Offer to exchange the Senior Notes for an equal principal amount of the Registered Senior Notes. If (i) the Company is not required to file the Exchange Offer Registration Statement because the Exchange Offer is not permitted by applicable law or SEC policy or (ii) any holder of Transfer Restricted Senior Notes notifies the Company, within 20 business days following the consummation of the Exchange Offer, that (A) such holder was prohibited by law or SEC policy from participating in the Exchange Offer, or (B) such holder may not resell the Registered Senior Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such holder, the Company will file with the SEC a shelf registration statement (the "Shelf Registration Statement") to cover resales of the Transfer Restricted Senior Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use reasonable best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC. For purposes of the foregoing, "Transfer Restricted Senior Notes" means each Senior Note until the earliest to occur of (i) the date on which such Senior Note is exchanged in the Exchange Offer for a Registered Senior Note which may be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act, (ii) the date on which such Senior Note has been sold or otherwise disposed of in accordance with the Shelf Registration Statement, (iii) the date on which such Senior Note is disposed of by a broker-dealer as contemplated by the Exchange Offer Registration Statement (including delivery of the prospectus contained therein) and (iv) the date on which such Senior Note is distributed to the public pursuant to Rule 144 under the Securities Act.

    A holder of Transfer Restricted Senior Notes who sells Senior Notes pursuant to the Shelf Registration Statement will generally be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

    The Registration Rights Agreement provides that the Company use reasonable best efforts to issue Exchange Notes in exchange for all Initial Notes tendered prior thereto in the Exchange Offer. If the Company is obligated to file the Shelf Registration Statement, the Company will file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and use reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the SEC on or prior to 120 days after such obligation arises; PROVIDED that if the Company has not consummated the Exchange Offer by December 18, 1997, then the Company will file the Shelf Registration Statement with the SEC on or prior to January 18, 1998. The Company will keep the Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of such Exchange Offer is mailed to the holders of the Transfer Restricted Senior Notes. The Company shall use reasonable best efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended until the second anniversary of the Closing Date or such shorter period that will terminate when all the Senior Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or are eligible for sale under Rule 144(k) under the Securities Act; PROVIDED, HOWEVER that, if the Company is engaged in a material acquisition or disposition and in certain other circumstances, the Company may suspend offers and sales under the Shelf Registration Statement, subject to certain conditions, for up to 30 days in each year during which the Shelf Registration Statement is required to be effective. If (a) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such registration statements are not declared effective by the SEC on or prior to the date specified for such effectiveness, (c) the Company fails to consummate the Exchange Offer within 30 business days after the Exchange Offer Registration Statement is first declared effective by the SEC, (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter, subject to certain exceptions, ceases to be effective for a period of one business day or (e) at any time when the prospectus is required by the Securities Act to be delivered in connection with sales of the Transfer Restricted Senior Notes, the Company shall conclude, or the holders of a majority in principal amount of the affected Transfer Restricted Notes shall reasonably conclude, based on the advice of their counsel, and shall give notice to the Company, that either (A) any event shall have occurred or fact exist as a result of which it is necessary to amend or supplement the prospectus in order that it will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, or (B) it shall be necessary to amend or supplement such registration statement or the prospectus in order to comply with the requirements of the Securities Act or the rules of the SEC thereunder, and in the case of clause (A) or (B), such registration statement is not appropriately amended by an effective post-effective amendment, or the prospectus is not amended or supplemented, in a manner reasonably satisfactory to the holders of Transfer Restricted Senior Notes so as to be declared effective and made usable within one business day after the Company shall so conclude or shall receive the above-mentioned notice from holders of Transfer Restricted Senior Notes (each such event referred to in clauses (a) through (e) above, a "Registration Default"), then the Company will pay as liquidated damages ("Liquidated Damages") to each holder of Transfer Restricted Senior Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default, an amount equal to $0.05 per week for each $1,000 principal amount of Senior Notes held by such holder. The amount of the Liquidated Damages will increase by an additional $0.05 per week for each $1,000 principal amount of Senior Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $0.50 per week for each $1,000 principal amount of Senior Notes. Liquidated Damages will not accrue during any period the Company is permitted, as set forth above, to suspend offerings and sales when the Company is engaged in a material acquisition or disposition or in certain other circumstances. All accrued Liquidated Damages will be paid by the Company to the holder of the Global Note by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Senior Notes by mailing checks to their registered addresses. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

    Holders of Transfer Restricted Senior Notes will be required to make certain representations to the Company (as described herein under the caption "The Exchange Offer--Procedures for Tendering Initial Notes") in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Transfer Restricted Senior Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. Holders of Transfer Restricted Senior Notes will be responsible for the fees and disbursements, if any, of their counsel, accountants and any other advisors, and for underwriting commissions and discounts, brokerage commissions, agent fees (other than the fees of the exchange agent for the Exchange Offer) and transfer taxes relating to the Exchange Offer Registration Statement or the Shelf Registration Statement.

    The foregoing description of the Registration Rights Agreement is a summary only and does not purport to be complete. This summary is qualified in its entirety by reference to all provisions of the Registration Rights Agreement herein under the caption "The Exchange Offer--Procedures for Tendering Initial Note" which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion of certain of the anticipated federal income tax consequences of an exchange of Initial Notes for Exchange Notes and of the purchase, ownership, and disposition of the Exchange Notes is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final temporary, and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor, nor any tax consequences arising under the laws of any state, locality, or foreign jurisdiction, and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold Exchange Notes as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, may be subject to special rules. In addition, the summary is limited to persons that will hold the Exchange Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. ALL INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES.

TAXATION OF HOLDERS ON EXCHANGE

    Although the matter is not free from doubt, an exchange of Initial Notes for Exchange Notes should not be a taxable event to holders of Initial Notes and holders should not recognize any taxable gain or loss as a result of such an exchange. Accordingly, a holder would have the same adjusted basis and holding period in the Exchange Notes as it had in the Initial Notes immediately before the exchange. Further, the tax consequences of ownership and disposition of any Exchange Notes should be the same as the tax consequences of ownership and disposition of Initial Notes.

MARKET DISCOUNT

    If a holder purchases a Senior Note for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Senior Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such a Senior Note at the time of such payment or disposition. In addition, the holder may be required to defer, until the maturity of the Senior Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Senior Note.

    Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Senior Note, unless the holder elects to accrue on a constant interest method. A holder of a Senior Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service (the "IRS").

AMORTIZABLE BOND PREMIUM

    A holder that purchases a Senior Note for an amount in excess of the sum of its principal amount will be considered to have purchased the Senior Note at a "premium." A holder generally may elect to amortize the premium over the remaining term of the Senior Note on a constant yield method. The amount amortized in any year will be treated as a reduction of the holder's interest income from the Senior Note. Bond premium on a Senior Note held by a holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Senior Note. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked with the consent of the IRS.

SALE, EXCHANGE AND RETIREMENT OF SENIOR NOTES

    A holder's tax basis in a Senior Note will, in general, be the holder's cost therefor, increased by market discount previously included in income by the holder and reduced by any amortized premium. Upon the sale, exchange or retirement of a Senior Note, a holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the adjusted tax basis of the Senior Note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Senior Note has been held for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING

    In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Senior Notes and to the proceeds of sale of a Senior Note made to holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

    THE FOREGOING SUMMARY OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF SENIOR NOTES IN LIGHT OF HIS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. EACH HOLDER OF SENIOR NOTES SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF THE SENIOR NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OR SUBSEQUENT VERSIONS THEREOF.

                              ERISA CONSIDERATIONS

    Sections 406 and 407 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Code prohibit certain employee benefit plans, individual retirement accounts, individual retirement annuities, and employee annuity plans ("Plans") from engaging in certain transactions with persons who, with respect to such Plan, are "parties in interest" under ERISA or "disqualified persons" under the Code. A violation of these "prohibited transactions" rules may generate excise taxes under the Code and other liabilities under ERISA for such persons. Possible violations of the prohibited transaction rules occur if the Senior Notes are purchased with the assets of any Plan if the Company or any of its affiliates is a party in interest or disqualified person with respect to such Plan, unless such acquisition is subject to a statutory or administrative exemption.

    The foregoing discussion is general in nature and is not intended to be all-inclusive. Any fiduciary of a Plan considering the purchase of the Senior Notes should consult its legal advisors regarding the consequences of such purchases under ERISA and the Code. If the Plan is not subject to ERISA, the fiduciary should consult its legal advisors regarding the consequences of any state law or Code considerations.

                              PLAN OF DISTRIBUTION

    There has previously been only a limited secondary market and no public market for the Initial Notes. The Company does not intend to apply for the listing of the Senior Notes on a national securities exchange or for their quotation through The Nasdaq Stock Market. The Initial Notes are eligible for trading in the PORTAL market. The Company has been advised by the Initial Purchaser that the Initial Purchaser currently intend to make a market in the Senior Notes; however, the Initial Purchaser is not obligated to do so and any market making may be discontinued by the Initial Purchaser at any time. In addition, such market making activity may be limited during the Exchange Offer. Therefore, there can be no assurance that an active market for the Initial Notes or the Exchange Notes will develop.

    If a trading market develops for the Initial Notes or the Exchange Notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on such factors, such securities may trade at a discount from their offering price.

    With respect to resale of Exchange Notes, based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, the Company believes that a holder (other than a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act or "broker" or "dealer" registered under the Exchange Act) who exchanges Initial Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 thereof. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and such secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of Exchange Notes obtained by such holder in exchange for Initial Notes acquired by such holder directly from the Company or an affiliate thereof, unless an exemption from registration is otherwise available.

    As contemplated by the above no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the holder in the ordinary course of business, (ii) the holder is not engaging and does not intend to engage in the distribution of the Exchange Notes, and (iii) the holder acknowledges that if such holder participates in the Exchange Offer for the purpose of distributing the Exchange Notes such holder must comply with the registration and prospectus delivery requirements of the Securities Act and cannot rely on the above no-action letters.

    Any broker or dealer registered under the Exchange Act (each a "Broker-Dealer") who holders Initial Notes that were acquired for its own account as a result of market-making activities or other trading activities (other than Initial Notes acquired directly from the Company) may exchange such Initial Notes for Exchange Notes pursuant to the Exchange Offer; however, such Broker Dealer may be deemed an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the Exchange Notes received by it in the Exchange Offer, which prospectus delivery requirement may be satisfied by the delivery by such Broker-Dealer of this Prospectus. The Company has agreed to cause the Registration Statement, of which this Prospectus is a part, to remain continuously effective for a period of one year from the Exchange Date, and to make this Prospectus, as amended or supplemented, available to any such Broker-Dealer for use in connection with resales. Any Broker-Dealer Participating in the Exchange Offer will be required to acknowledge that it will deliver a prospectus in connection with any resales of Exchange Notes received by it in the Exchange Offer. The delivery by a Broker-Dealer of a prospectus in connection with resales of Exchange Notes shall not be deemed to be an admission by such Broker-Dealer that it is an underwriter within the meaning of the Securities Act.

    The Company will not receive any proceeds from any sale of Exchange Notes by Broker Dealers. Exchange Notes received by Broker Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to a purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Broker-Dealer and/or the purchasers of any such Exchange Notes.

    The Company has agreed to pay all expenses incident to the Exchange Offer other than fees and disbursements of counsel, accountants and any advisors to holders of Initial Notes, underwriting commissions and discounts, brokerage commissions, agent fees (other than the fees of the Exchange Agent) and transfer taxes relating to the Registration Statement.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Exchange Notes offered hereby will be passed upon for the Company and the Guarantors, by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule of Playtex Products, Inc. and its subsidiaries as of December 28, 1996 and December 30, 1995, and for each of the years ended on December 28, 1996, December 30, 1995, and December 31, 1994, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
 I.  PLAYTEX PRODUCTS, INC. ANNUAL FINANCIAL STATEMENTS:

    Report of KPMG Peat Marwick LLP........................................................................        F-2

    Consolidated Balance Sheets as of December 28, 1996 and December 30, 1995..............................        F-3

    Consolidated Statements of Operations for the twelve months ended December 28, 1996, December 30, 1995
     and December 31, 1994.................................................................................        F-4

    Consolidated Statements of Redeemable Preferred Stocks, Common Stock and Other Stockholders' Equity for
     the twelve months ended December 28, 1996, December 30, 1995 and December 31, 1994....................        F-5

    Consolidated Statements of Cash Flows for the twelve months ended December 28, 1996, December 30, 1995
     and December 31, 1994.................................................................................        F-6

    Notes to Consolidated Financial Statements.............................................................        F-7

    Report of KPMG Peat Marwick LLP on Schedule re. Valuation and Qualifying Accounts......................        S-1

                             PLAYTEX PRODUCTS, INC.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  Playtex Products, Inc.

    We have audited the accompanying consolidated balance sheets of Playtex Products, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, redeemable preferred stocks, common stock and other stockholders' equity and cash flows for the twelve months ended December 28, 1996, December 30, 1995 and December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Playtex Products, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995 and the results of their operations and their cash flows for the twelve months ended December 28, 1996, December 30, 1995 and December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

February 7, 1997
Stamford, Connecticut

                             PLAYTEX PRODUCTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       DECEMBER 28,  DECEMBER 30,
                                                                                           1996          1995
                                                                                       ------------  ------------
                                                     ASSETS
Current assets:
  Cash...............................................................................   $    6,205    $    5,940
  Receivables, less allowance for doubtful accounts..................................       63,982        58,019
  Inventories........................................................................       37,637        49,190
  Deferred income taxes..............................................................        9,702        13,154
  Other current assets...............................................................        4,965         4,545
                                                                                       ------------  ------------
    Total current assets.............................................................      122,491       130,848
Net property, plant and equipment....................................................       53,408        52,462
Intangible assets, net:
  Goodwill...........................................................................      348,449       359,629
  Patents, trademarks and other......................................................       36,405        38,076
  Deferred financing costs...........................................................       15,337        17,426
Due from related party...............................................................       80,017        80,017
Other noncurrent assets..............................................................        4,224         4,403
                                                                                       ------------  ------------
    Total assets.....................................................................   $  660,331    $  682,861
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................................   $   36,131    $   20,057
  Accrued expenses...................................................................       49,252        60,257
  Income taxes payable...............................................................        5,586         1,897
  Current maturities of long-term debt...............................................       25,000        20,000
                                                                                       ------------  ------------
    Total current liabilities........................................................      115,969       102,211
Long-term debt.......................................................................      714,700       770,050
Due to related party.................................................................       78,386        78,386
Other noncurrent liabilities.........................................................       14,207        16,784
Deferred income taxes................................................................       19,796        16,406
                                                                                       ------------  ------------
    Total liabilities................................................................      943,058       983,837
                                                                                       ------------  ------------
Stockholders' equity:
  Common stock, $0.01 par value, authorized 100,000,000 shares, issued 50,887,200
    shares at December 28, 1996 and 50,879,701 shares at December 30, 1995...........          509           509
Additional paid-in capital...........................................................      424,277       424,217
Retained earnings (deficit)..........................................................     (705,718)     (723,917)
Foreign currency translation adjustment..............................................       (1,795)       (1,785)
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................     (282,727)     (300,976)
                                                                                       ------------  ------------
    Total liabilities and stockholders' equity.......................................   $  660,331    $  682,861
                                                                                       ------------  ------------
                                                                                       ------------  ------------

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                                                            1996          1995          1994
                                                                        ------------  ------------  ------------
Net sales.............................................................   $  498,742    $  483,581    $  473,275
Cost of sales.........................................................      192,512       188,129       166,601
                                                                        ------------  ------------  ------------
  Gross profit........................................................      306,230       295,452       306,674
                                                                        ------------  ------------  ------------
Operating expenses:
  Advertising and sales promotion.....................................      119,380       117,581        98,999
  Selling, distribution and research..................................       56,776        54,251        51,628
  Administrative......................................................       18,028        23,625        16,172
  Amortization of intangibles.........................................       12,846        11,268        10,181
  Write-off of SMILETOTE intangible assets............................       --             6,441        --
                                                                        ------------  ------------  ------------
    Total operating expenses..........................................      207,030       213,166       176,980
                                                                        ------------  ------------  ------------
    Operating earnings................................................       99,200        82,286       129,694
Interest expense including related party interest expense of $12,150, net of related party interest income of $12,003 for all periods
  presented...........................................................       64,860        71,361        76,153
                                                                        ------------  ------------  ------------
  Earnings before income taxes........................................       34,340        10,925        53,541
Income taxes..........................................................       16,141         8,151        23,994
                                                                        ------------  ------------  ------------
  Earnings before extraordinary loss..................................       18,199         2,774        29,547
Extraordinary loss on early extinguishment of debt, net of $5,180 tax
  benefit.............................................................       --            (7,935)       --
                                                                        ------------  ------------  ------------
  Net earnings (loss).................................................       18,199        (5,161)       29,547
Preferred dividend requirements.......................................       --            --            (1,163)
                                                                        ------------  ------------  ------------
  Net earnings (loss) available to common stockholders................   $   18,199    $   (5,161)   $   28,384
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Earnings (loss) per share after preferred dividend requirements
  (primary and fully diluted):
  Before extraordinary loss...........................................   $      .36    $      .07    $      .97
  Net earnings (loss).................................................   $      .36    $     (.12)   $      .97
Average shares outstanding............................................       50,883        42,309        29,212

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

            CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCKS,
                  COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                                           FOREIGN
                                                      REDEEMABLE                ADDITIONAL   RETAINED     CURRENCY
                                                       PREFERRED     COMMON      PAID-IN      EARNING    TRANSLATION
                                                        STOCKS        STOCK      CAPITAL     (DEFICIT)   ADJUSTMENT
                                                      -----------  -----------  ----------  -----------  -----------
Balance, December 25, 1993..........................   $ 139,644    $     109   $   25,301  $  (747,140)  $  (1,678)
  Net earnings......................................      --           --           --           29,547      --
  Accrued dividend requirements.....................       1,163       --           --           (1,163)     --
  Issuance of shares of common stock, net...........      --              200      244,116      --           --
  Redemption of redeemable preferred
    stocks..........................................    (140,807)      --           --          --           --
  Consent fee paid to Sara Lee......................      --           --          (15,000)     --           --
  Foreign currency translation adjustment...........      --           --           --          --             (289)
                                                      -----------       -----   ----------  -----------  -----------
Balance, December 31, 1994..........................      --              309      254,417     (718,756)     (1,967)
  Net loss..........................................      --           --           --           (5,161)     --
  Issuance of shares of common stock, net...........      --              200      169,800      --           --
  Foreign currency translation adjustment...........      --           --           --          --              182
                                                      -----------       -----   ----------  -----------  -----------
Balance, December 30, 1995..........................      --              509      424,217     (723,917)     (1,785)
  Net earnings......................................      --           --           --           18,199      --
  Issuance of shares of common stock................      --           --               60      --           --
  Foreign currency translation adjustment...........      --           --           --          --              (10)
                                                      -----------       -----   ----------  -----------  -----------
Balance, December 28, 1996..........................   $  --        $     509   $  424,277  $  (705,718)  $  (1,795)
                                                      -----------       -----   ----------  -----------  -----------
                                                      -----------       -----   ----------  -----------  -----------

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                               TWELVE MONTHS ENDED
                                                                 ------------------------------------------------
                                                                 DECEMBER 28,      DECEMBER 30,      DECEMBER 31,
                                                                     1996              1995              1994
                                                                 ------------  --------------------  ------------
Cash flows from operations:
  Net earnings (loss)..........................................   $   18,199        $   (5,161)       $   29,547
  Non-cash items included in earnings:
    Extraordinary loss.........................................       --                 7,935            --
    Write-off of SMILETOTE intangible assets...................       --                 6,441            --
    Amortization of intangibles................................       12,846            11,268            10,181
    Amortization of deferred financing costs...................        2,089             2,246             2,358
    Depreciation...............................................        8,929             8,496             7,412
    Deferred income taxes......................................        6,842              (133)           19,849
    Other, net.................................................           48              (291)           --
  Increase (decrease) in working capital items, net of effects of acquisitions:
    Increase in receivables....................................       (5,963)           (4,471)          (10,871)
    Decrease (increase) in inventories.........................       11,553             4,629            (8,549)
    Increase in other current assets...........................         (420)           (1,802)             (560)
    Increase (decrease) in accounts payable....................       16,074             6,967           (10,959)
    (Decrease) increase in accrued expenses....................      (12,794)           (7,076)              729
    Increase (decrease) in income taxes payable................        3,689            (4,207)             (397)
    (Decrease) increase in accrued interest....................         (788)            2,238            (3,987)
                                                                 ------------         --------       ------------
      Net cash flow from operations............................       60,304            27,079            34,753
Cash flows used for investing activities:
  Purchases of property, plant and equipment...................       (9,740)          (12,395)           (8,503)
  Businesses or investments acquired...........................       --               (94,429)           (7,044)
                                                                 ------------         --------       ------------
      Net cash used for investing activities...................       (9,740)         (106,824)          (15,547)
Cash flows (used for) from financing activities:
  Net (payments) borrowings under working capital credit
    facilities.................................................       (2,850)          (42,650)           47,700
  Long-term debt borrowings....................................       --               425,000           860,000
  Long-term debt payments......................................      (47,500)         (468,000)         (947,413)
  Payment of recapitalization costs............................       --                --               (44,155)
  Redemption of preferred stock................................       --                --              (140,807)
  Payment of financing costs...................................       --                (9,113)          (25,750)
  Issuance of shares of common stock...........................           60           170,000           244,316
  Consent fee paid to Sara Lee Corporation.....................       --                --               (15,000)
  Other, net...................................................           (9)               75            (3,111)
                                                                 ------------         --------       ------------
      Net cash (used for) from financing activities............      (50,299)           75,312           (24,220)
Increase (decrease) in cash....................................          265            (4,433)           (5,014)
Cash at beginning of period....................................        5,940            10,373            15,387
                                                                 ------------         --------       ------------
Cash at end of period..........................................   $    6,205        $    5,940        $   10,373
                                                                 ------------         --------       ------------
                                                                 ------------         --------       ------------
Supplemental disclosures of cash flow information
Cash paid during the periods for:
  Interest.....................................................   $   63,559        $   66,884        $   89,755
  Income taxes, net of refunds.................................   $    5,610        $   10,748        $    3,989

        See the accompanying notes to consolidated financial statements.

                             PLAYTEX PRODUCTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Playtex Products, Inc. and all of its subsidiaries ("Playtex" or the "Company"). All significant intercompany balances have been eliminated.

    INVENTORIES--Inventories are stated at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor and manufacturing overhead.

    LONG-LIVED ASSETS--Effective January 1, 1996, Playtex adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed of ("SFAS 121")". Such adoption had no impact on the accompanying consolidated financial statements. In accordance with SFAS 121, the Company systematically reviews the recoverability of the long-lived assets by comparing their unamortized carrying value to their related anticipated undiscounted future cash flows. Any impairment related to long-lived assets is measured by reference to the assets' fair market value. Impairments are charged to expense when such determination is made.

    NET PROPERTY, PLANT AND EQUIPMENT--Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets (ranging from 3 to 40 years). Repair and maintenance costs ($5.5 million in 1996, $5.1 million in 1995 and $4.7 million in 1994) are expensed; renewals and betterments are capitalized.

    INTANGIBLE ASSETS--Intangible assets are amortized on a straight-line basis over a period not exceeding 40 years. The Company systematically reviews the recoverability of its goodwill by comparing their unamortized value to their relative anticipated undiscounted future cash flows. Any impairment related to goodwill is measured against discounted cash flows.

    DEFERRED FINANCING COSTS--Fees and expenses relating to debt issuance costs are classified as deferred financing costs and are amortized, under the interest method, over the average life of the related debt (ranging from 8 to 10 years). Fees and expenses related to bank financing are amortized on a straight line basis over the term of the facility.

    INCOME TAXES--Deferred tax assets and liabilities are provided using the asset and liability method for temporary differences between financial and tax reporting using the enacted tax rates in effect for the period in which the differences are expected to reverse.

    FOREIGN CURRENCY TRANSLATION--The functional currency of Playtex's Canadian operations is the local currency. Net exchange gains or losses resulting from the translation of assets and liabilities are accumulated in a separate section of stockholders' equity titled "Foreign currency translation adjustment."

    EARNINGS PER SHARE--Earnings (loss) per share are net earnings (loss) less the dividend requirements on preferred stocks, divided by the weighted average number of common shares issued and outstanding for the periods. In connection with the 1994 Recapitalization (as defined below), Playtex effected a one for
4.6296 reverse stock split. All per share information has been adjusted to reflect the reverse stock split on a retroactive basis. The 1995 earnings per share before extraordinary loss, assuming the 1995 Transaction (as defined below) took place on January 1, 1995, would have been $0.13 per share. Earnings per share in 1994, assuming the 1994 Recapitalization took place on December 26, 1993, would have been $1.01 per share.

                             PLAYTEX PRODUCTS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES--The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

2. THE 1995 TRANSACTION

    On June 6, 1995, following the receipt of stockholder approval at the Annual Meeting of Stockholders, the Company consummated the sale of 20 million shares of common stock of the Company, par value $.01 per share, at a price of $9.00 per share to HWH Capital Partners, L.P., HWH Valentine Partners, L.P., and HWH Surplus Valentine Partners, L.P. (collectively, the "Investors"), each a Delaware limited partnership managed by Haas Wheat & Partners Incorporated, pursuant to a Stock Purchase Agreement, dated as of March 17, 1995, between the Company and the Investors. The Investors' shares constitute approximately 40% of the Company's outstanding common stock. At the Annual Meeting, designees of the Investors were elected by the Company's stockholders as a majority of the Company's Board of Directors. Costs and expenses associated with the sale (the "Investment"), including advisory fees, investment banking, legal and certain other expenses, amounted to approximately $10.0 million. The net proceeds of the Investment were used by the Company, together with borrowings under the 1995 Credit Agreement (as defined below), to refinance all borrowings under the 1994 Credit Agreement (as defined in note 3).

    Contemporaneously with the Investment, the Company entered into a new bank credit agreement (the "1995 Credit Agreement" and, together with the Investment, the "1995 Transaction") which provides for a new credit facility in the aggregate amount of $500.0 million consisting of (i) $387.5 million in term loans (the "1995 Term Loan Facility"), (ii) a $75.0 million revolving credit facility (the "1995 Working Capital Facility") and (iii) a $37.5 million acquisition revolving credit facility (the "1995 Acquisition Credit Facility"). Fees and expenses associated with the new credit agreement of $9.1 million are being amortized over the term of the associated credit agreement.

3. THE 1994 RECAPITALIZATION

    During the first quarter of fiscal 1994, Playtex completed a recapitalization plan (the "1994 Recapitalization") designed to reduce indebtedness, interest expense and preferred stock dividend requirements and to improve Playtex's cash flow and operating and financial flexibility. The 1994 Recapitalization included transactions effected by Playtex and its former subsidiary Playtex Family Products Corporation, which was subsequently merged into Playtex. Therefore, all references to Playtex include the activities of the merged companies.

    The principal elements of the 1994 Recapitalization included: (a) the issuance of 20.0 million shares of Common Stock at a price of $13.00 per share,
(b) borrowings from banks of $500.0 million under a term loan facility (the "1994 Term Loan Facility") and of approximately $40.0 million under a $75.0 million working capital facility (the "1994 Revolving Credit Facility" and, together with the 1994 Term Loan Facility, the "1994 Credit Agreement") and (c) the issuance of $360.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2003 (the "9% Notes").

    The net proceeds from the 1994 Recapitalization were used to retire the indebtedness under the Company's previous term loan and revolving credit facilities, and its senior and subordinated debt and

                             PLAYTEX PRODUCTS, INC.

3. THE 1994 RECAPITALIZATION (CONTINUED) preferred stocks (including premiums, accrued interest and accrued preferred dividends). In addition, the Company paid a $15.0 million consent fee to Sara Lee Corporation in consideration for the early termination of Sara Lee's option to acquire the remaining common stock of the Company. The 1994 Recapitalization and related public debt and preferred stock redemptions were completed on March 4, 1994.

4. BUSINESSES AND INVESTMENTS ACQUIRED

    BANANA BOAT HOLDING CORPORATION ("BBH")--On October 31, 1995, the Company and BBH Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Playtex, acquired all issued and outstanding common shares not previously owned by Playtex, of BBH, a Delaware corporation and manufacturer of BANANA BOAT sun and skin care products (the "BBH Acquisition"). The BBH Acquisition was completed pursuant to an agreement and plan of merger dated October 17, 1995.

    Prior to the BBH Acquisition, Playtex had recognized 42.5% of the operating profits from the sale of BANANA BOAT products, in accordance with the terms of a distribution agreement between BBH and Playtex. Following the BBH Acquisition, Playtex's equity ownership of BBH increased from 22% to 100% and the Company's interest in the operating profits from the sale of BANANA BOAT products increased to 100%. Concurrent with the BBH acquisition, the distribution agreement was terminated.

    The net funds expended for the BBH Acquisition included cash of $40.4 million, the retirement of $27.1 million of BBH's long-term debt, the assumption of BBH's working capital facility and the payment of accrued interest and transaction fees of $4.3 million. The BBH Acquisition was financed with $34.3 million of existing cash balances and advances under the 1995 Acquisition Credit Facility of $37.5 million. The BBH Acquisition was accounted for as a purchase and the results of operations of BBH have been included in the consolidated statements of operations from the date of acquisition. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the fair values at the date of acquisition. The excess purchase price over the fair value of net assets acquired was $44.1 million and is being amortized on a straight-line basis over 40 years.

    WOOLITE -REGISTERED TRADEMARK- RUG AND UPHOLSTERY CLEANING PRODUCTS ("WOOLITE")--Playtex entered into an Asset Purchase and Sale Agreement, dated December 22, 1994, with Reckitt & Colman, Inc. (R&C), a Delaware corporation, pursuant to which Playtex acquired certain assets of the WOOLITE business from R&C (the "Acquired Assets") under an exclusive, royalty-free trademark license in perpetuity in the United States and Canada. The purchase price for the Acquired Assets, exclusive of $0.1 million for legal and other costs, was $21.7 million, which was paid in cash with borrowings under the 1994 Revolving Credit Facility.

    The WOOLITE acquisition was accounted for as a purchase and the results of operations of WOOLITE have been included in the consolidated statements of operations from the date of acquisition. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the fair values at the date of acquisition. The excess purchase price over the fair value of net assets acquired was $17.3 million and is being amortized on a straight-line basis over 30 years.

                             PLAYTEX PRODUCTS, INC.

5. BALANCE SHEET COMPONENTS

    The components of certain balance sheet accounts are as follows (in thousands):

                                                                                       DECEMBER 28,  DECEMBER 30,
                                                                                           1996          1995
                                                                                       ------------  ------------
Receivables..........................................................................   $   65,740    $   60,061
Less allowance for doubtful accounts.................................................       (1,758)       (2,042)
                                                                                       ------------  ------------
    Net..............................................................................   $   63,982    $   58,019
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Inventories:
  Raw materials......................................................................   $   13,854    $   18,187
  Work in process....................................................................        1,004         1,267
  Finished goods.....................................................................       22,779        29,736
                                                                                       ------------  ------------
      Total..........................................................................   $   37,637    $   49,190
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Net property, plant and equipment:
  Land...............................................................................   $    1,190    $    1,190
  Buildings..........................................................................       24,818        24,055
  Machinery and Equipment............................................................       95,938        86,955
                                                                                       ------------  ------------
                                                                                           121,946       112,200
Less accumulated depreciation........................................................      (68,538)      (59,738)
                                                                                       ------------  ------------
    Net..............................................................................   $   53,408    $   52,462
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Goodwill.............................................................................   $  446,602    $  446,482
Less accumulated amortization........................................................      (98,153)      (86,853)
                                                                                       ------------  ------------
    Net..............................................................................   $  348,449    $  359,629
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Patents, trademarks and other........................................................   $   49,644    $   49,769
Less accumulated amortization........................................................      (13,239)      (11,693)
                                                                                       ------------  ------------
    Net..............................................................................   $   36,405    $   38,076
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Deferred financing costs.............................................................   $   19,463    $   19,463
Less accumulated amortization........................................................       (4,126)       (2,037)
                                                                                       ------------  ------------
    Net..............................................................................   $   15,337    $   17,426
                                                                                       ------------  ------------
                                                                                       ------------  ------------
Accrued expenses:
  Advertising and sales promotion....................................................   $   19,191    $   29,401
  Employee compensation and benefits.................................................       12,349        10,162
  Interest...........................................................................        5,532         6,320
  Insurance..........................................................................        4,731         4,858
  Other..............................................................................        7,449         9,516
                                                                                       ------------  ------------
        Total........................................................................   $   49,252    $   60,257
                                                                                       ------------  ------------
                                                                                       ------------  ------------

6. DUE FROM RELATED PARTY

    Playtex Investment Corp., a wholly owned subsidiary of Playtex, is the holder of 15% debentures in aggregate principal amount of $40 million (the "Apparel Debenture") issued by Playtex Apparel Partners,

                             PLAYTEX PRODUCTS, INC.

6. DUE FROM RELATED PARTY (CONTINUED)
L.P. (the "Apparel Partnership") in connection with its 1988 acquisition of Playtex Apparel, Inc. Interest on the 15% debentures is payable annually in cash on each December 15. However, with respect to any such interest amount payable prior to maturity, Apparel Partnership may elect and elected for periods through December 15, 1993 to make such payments in additional 15% debentures. On December 16, 1996 and December 15, 1995, the Apparel Partnership paid in cash the accrued interest for the annual periods then ended. Principal and any unpaid accrued interest are due in cash on December 15, 2003. The obligations of the Apparel Partnership are nonrecourse to the partners of the Apparel Partnership. The assets of the Apparel Partnership are Sara Lee Corporation common stock with a market value at December 28, 1996 and December 30, 1995 of approximately $7.7 and $7.9 million, respectively, cash of approximately $0.4 and $0.3 million, respectively, and Playtex's 15 1/2% Subordinated Notes. See notes 8 and 15 for a discussion of the relationship between the Apparel Partnership and Playtex. Playtex believes that the Apparel Debenture represents the only material liability of the Apparel Partnership.

7. LONG-TERM DEBT

    Long-term debt consists of the following (in thousands):

                                                                   DECEMBER 28,  DECEMBER 30,
                                                                       1996          1995
                                                                   ------------  ------------
1995 Credit Agreement:
  Working Capital Facility.......................................   $    2,200    $    5,050
  Term Loan Facility.............................................      367,500       387,500
  Acquisition Credit Facility....................................       10,000        37,500
9% Senior Subordinated Notes due 2003............................      360,000       360,000
                                                                   ------------  ------------
                                                                       739,700       790,050
Less current maturities..........................................      (25,000)      (20,000)
                                                                   ------------  ------------
      Total long-term debt.......................................   $  714,700    $  770,050
                                                                   ------------  ------------
                                                                   ------------  ------------

    On June 6, 1995, as part of the 1995 Transaction (as described in note 2), Playtex entered into the 1995 Credit Agreement, which provided for borrowings of $387.5 million under the 1995 Term Loan Facility, and up to $75.0 million and $37.5 million under the 1995 Working Capital Facility and the 1995 Acquisition Credit Facility, respectively. The 1995 Term Loan Facility provides for semi-annual repayments of principal, including payments of $12.5 million due on March 15, 1997 and September 15, 1997. Commitments under the 1995 Acquisition Credit Facility are automatically and permanently reduced semi-annually at a rate of $6.25 million beginning March 15, 2000. All borrowings under the 1995 Credit Agreement have a final maturity of June 30, 2002.

    The rate of interest on borrowings under the 1995 Credit Agreement is, at Playtex's option, a function of various alternative short term borrowing rates, as defined in the 1995 Credit Agreement. Quarterly commitment fees of three-eighths of 1% on the unutilized portion of the 1995 Credit Agreement and an agency fee of $0.1 million per annum are also required. At December 28, 1996, aggregate unused lines of credit (giving effect to outstanding letters of credit) under the 1995 Credit Agreement amounted to $98.9 million.

    The provisions of the 1995 Credit Agreement require Playtex to meet certain financial covenants and ratios and also include conditions or restrictions on: new indebtedness and liens; major acquisitions or

                             PLAYTEX PRODUCTS, INC.

7. LONG-TERM DEBT (CONTINUED)
mergers; capital expenditures and disposition of assets; certain dividends and other distributions; and prepayment and modification of indebtedness or equity capitalization. The 9% Notes also contain restrictions and requirements with regard to similar matters. Under the terms of the 1995 Credit Agreement and the 9% Notes, payment of cash dividends on the common stock of Playtex is restricted. Certain wholly-owned subsidiaries of the Company are guarantors of the 9% Notes (see note 20).

    On June 9, 1995, the Company entered into an interest rate protection agreement such that, for a two year period commencing July 6, 1995, interest expense with respect to $125 million of its variable rate outstanding indebtedness is at fixed rates. The agreement can be extended, at the option of the counterparty, for an additional one year period. The agreement provides for quarterly payments by Playtex at a rate of 6.17% up to October 6, 1995 and at a rate of 5.96% until July 7, 1997 (or July 6, 1998 if the counterparty exercises its option to extend the agreement) and receipt of payments from the counterparty at a 90-day LIBOR rate. This agreement effectively fixes the rate on $125 million at 7.71%, after giving effect to the 1.75% spread as provided for in the 1995 Credit Agreement.

    Effective July 25, 1995, the Company entered into a second interest rate protection agreement to fix interest expense with respect to an additional $100 million of its outstanding indebtedness. This agreement provides for quarterly payments by Playtex at a rate of 5.825% and receipt of quarterly payments from the counterparty at a 90-day LIBOR rate until July 25, 1997 (or July 25, 1998, if extended by the counterparty). This agreement effectively fixes the rate on $100 million at 7.575%, after giving effect to the 1.75% spread as provided for in the 1995 Credit Agreement.

    Effective July 25, 1996, the Company entered into a third interest rate protection agreement to fix interest expense with respect to an additional $150 million of its outstanding indebtedness. This agreement provides for quarterly payments by Playtex at a rate of 5.59% and receipt of quarterly payments from the counterparty at a 90-day LIBOR rate until July 25, 1998. The agreement will terminate with no penalty to either party, if the 90-day LIBOR rate is equal to or greater than 6.25% at any 90 day interest reset date. This agreement effectively fixes the rate on $150 million at 7.34%, after giving effect to the 1.75% spread as provided for in the 1995 Credit Agreement.

    Net receipts or payments under these agreements are recognized as an adjustment to interest expense.

    Aggregate annual maturities under the 1995 Credit Agreement are (in millions): $25.0 in fiscal 1997, $30.0 in fiscal 1998, $50.0 in fiscal 1999, $85.0 in fiscal 2000 and $105.0 in fiscal 2001.

    At December 28, 1996, December 30, 1995 and December 31, 1994, the weighted average interest rates for the 1995 Credit Agreement borrowings were 7.32%, 7.57% and 9.19%, respectively. In addition, the weighted average interest rates on such borrowings were 7.35%, 8.11% and 7.30% for the twelve month periods ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

    On February 2, 1994, Playtex issued $360.0 million aggregate principal amount of 9% Notes. Interest on the 9% Notes is payable in cash semi-annually on each June 15 and December 15. Principal of the Notes is due on December 15, 2003.

8. DUE TO RELATED PARTY

    Due to related party consists of 15 1/2% Subordinated Notes held by the Apparel Partnership. Interest on the 15 1/2% Subordinated Notes is payable annually in cash on each December 15. However, with respect to any such interest amount payable prior to maturity, Playtex may elect and elected for periods through

                             PLAYTEX PRODUCTS, INC.

8. DUE TO RELATED PARTY (CONTINUED)
December 15, 1993 to make such payments in additional 15 1/2% Subordinated Notes. On December 16, 1996 and December 15, 1995, Playtex paid in cash the accrued interest for the annual periods then ended. Principal and any unpaid accrued interest on the 15 1/2% Subordinated Notes are payable in cash on December 15, 2003.

9. INCOME TAXES

    The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

    Earnings (loss) before income taxes, cumulative effect of accounting changes and extraordinary loss are as follows (in thousands):

                                                              TWELVE MONTHS ENDED
                                                    ----------------------------------------
                                                    DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                                        1996          1995          1994
                                                    ------------  ------------  ------------
U.S...............................................   $   32,650    $    8,579    $   51,049
Foreign...........................................        1,690         2,346         2,492
                                                    ------------  ------------  ------------
Total.............................................   $   34,340    $   10,925    $   53,541
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

    Playtex's provisions for income taxes for the twelve months ended December 28, 1996, December 30, 1995, and December 31, 1994 are as follows (in thousands):

                                                               TWELVE MONTHS ENDED
                                                    -----------------------------------------
                                                    DECEMBER 28,  DECEMBER 30,   DECEMBER 31,
                                                        1996          1995           1994
                                                    ------------  -------------  ------------
Current:
  Federal.........................................   $    7,851     $   9,174     $    3,750
  State and local.................................          553        (2,123)        (2,075)
  Foreign.........................................          895         1,233          2,470
                                                    ------------       ------    ------------
                                                          9,299         8,284          4,145
                                                    ------------       ------    ------------
                                                    ------------       ------    ------------
Deferred:
  Federal.........................................        6,851           (82)        16,593
  State and local.................................          311           (26)         4,439
  Foreign.........................................         (320)          (25)        (1,183)
                                                    ------------       ------    ------------
                                                          6,842          (133)        19,849
                                                    ------------       ------    ------------
      Total.......................................   $   16,141     $   8,151     $   23,994
                                                    ------------       ------    ------------
                                                    ------------       ------    ------------

                             PLAYTEX PRODUCTS, INC.

9. INCOME TAXES (CONTINUED)
    Taxable and deductible temporary differences and tax credit carryforwards which give rise to Playtex's deferred tax assets and liabilities at December 28, 1996 and December 30, 1995 are as follows (in thousands):

                                                                   DECEMBER 28,  DECEMBER 30,
                                                                       1996          1995
                                                                   ------------  ------------
Deferred tax assets:
  Allowances and reserves not currently deductible...............   $   12,468    $   17,604
  Net operating loss carryforwards...............................        6,185         6,745
  Postretirement benefits reserve................................        2,256         2,009
  Capitalized book expenses for tax purposes.....................          675           581
  State tax credits..............................................           58           136
                                                                   ------------  ------------
      Total......................................................   $   21,642    $   27,075
                                                                   ------------  ------------
                                                                   ------------  ------------
Deferred tax liabilities:
  Deferred gain on sale of business..............................   $   14,650    $   14,650
  Property, plant and equipment..................................        8,845         8,052
  Trademarks.....................................................        5,139         4,222
  Undistributed earnings of foreign subsidiary...................        2,622         2,836
  Other..........................................................          480           567
                                                                   ------------  ------------
      Total......................................................   $   31,736    $   30,327
                                                                   ------------  ------------
                                                                   ------------  ------------

    Undistributed earnings of the Company's Canadian subsidiary for which U.S. income taxes have not been provided were approximately $3.5 million at December 28, 1996. Such undistributed earnings are expected to be permanently reinvested in the Canadian subsidiary.

    At the time of its acquisition, BBH had net operating loss carryforwards of $18.4 million that expire in years 2007 through 2010. These net operating loss carryforwards can be utilized by Playtex, with certain limitations, on its federal, state and local tax return for tax periods subsequent to October 31, 1995. Playtex expects to fully utilize these net operating loss carryforwards prior to their expiration.

                             PLAYTEX PRODUCTS, INC.

9. INCOME TAXES (CONTINUED)
    The Company's tax provision differed from the amount computed using the federal statutory rate of 35% as follows (in thousands):

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                                                            1996          1995          1994
                                                                        ------------  ------------  ------------
Expected federal income tax at statutory rates........................   $   12,019    $    3,824    $   18,739
Amortization and write-off of intangible assets.......................        3,618         5,647         3,436
Settlement of tax examinations........................................       --            (2,385)       (1,498)
State and local income taxes..........................................          562           786         2,993
Foreign tax rate differential.........................................          279           331           362
Effect on deferred taxes due to change in Canada withholding tax
  rates...............................................................         (214)       --            --
Other, net............................................................         (123)          (52)          (38)
                                                                        ------------  ------------  ------------
      Total tax provision.............................................   $   16,141    $    8,151    $   23,994
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

    During 1995 and 1994, several state jurisdictions concluded their examinations of tax returns filed by Playtex or its subsidiaries for various years 1987 through 1992 or the statute of limitations related to other specific situations lapsed. As a result of these favorable developments, Playtex recorded a $2.4 million and a $1.5 million tax benefit in the provision for income taxes for the years ended December 30, 1995 and December 31, 1994, respectively.

10. COMMON STOCK

    During 1994, the Company established a long-term incentive plan (the "1994 Stock Option Plan") under which awards of incentive stock options, nonqualified stock options and stock appreciation rights ("SARs") may be granted to directors and key employees of the Company. Stock options granted under the 1994 Stock Option Plan may have a term not in excess of ten years. The exercise price for stock options may not be less than the fair market value of the common stock on the date of grant. Except with respect to formula grants to certain non-employee directors, options vest over a period determined by the Compensation and Stock Option Committee.

    SARs may be granted in tandem with a stock option grant or at any time following the stock option grant. Upon exercise of a SAR, the grantee will receive cash equal to the excess of the fair market value of a share of common stock over the exercise price. No SARs have been granted.

    On June 6, 1995, the Company's stockholders approved an amendment to the 1994 Stock Option Plan increasing the number of shares of common stock available for issuance upon exercise of options and SARs from 1,047,785 to 3,047,785 and increasing the number of shares available for issuance upon exercise of options and SARs grants to any single executive officer from 300,000 to 1,000,000.

    In 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). As permitted by SFAS 123, the Company will continue to follow the provisions of APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations in accounting for compensation expense related to the issuance of stock options. Had compensation costs related to the issuance of stock options under the Company's 1994 Stock Option Plan been determined based on the estimated fair value at the grant dates for awards under SFAS 123, the Company's net income and earnings per share for the

                             PLAYTEX PRODUCTS, INC.

10. COMMON STOCK (CONTINUED)
twelve months ended December 28, 1996 and December 30, 1995 would have been reduced to the pro forma amounts listed below:

                                                                   DECEMBER 28,  DECEMBER 30,
                                                                       1996          1995
                                                                   ------------  ------------
Net income (loss) to common shareholders
  As reported....................................................   $   18,199    $   (5,161)
  Pro forma......................................................   $   15,649    $   (6,611)
Earning per share (primary & fully diluted)
  As reported....................................................   $     0.36    $    (0.12)
  Pro forma......................................................   $     0.31    $    (0.16)

    The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rates of 6.63% and 6.26% for fiscal 1996 and 1995, respectively; no dividend yield; expected lives of 5 years; and volatility of 35%.

    A summary of the status of the 1994 Stock Option Plan for fiscal 1996, 1995 and 1994 and the changes during those years is as follows:

                                                               1996                     1995                     1994
                                                      -----------------------  -----------------------  ----------------------
                                                                   WEIGHTED                 WEIGHTED-               WEIGHTED-
                                                                    AVERAGE                  AVERAGE                 AVERAGE
                                                                   EXERCISE                 EXERCISE                EXERCISE
                                                        SHARES       PRICE       SHARES       PRICE      SHARES       PRICE
                                                      ----------  -----------  ----------  -----------  ---------  -----------
Outstanding at beginning of year....................   2,240,800   $    9.17      297,500   $   12.21      --       $  --
Granted.............................................     166,000        8.76    2,080,700        8.82     321,500       12.27
Exercised...........................................      (7,499)       7.87       --          --          --          --
Forfeited...........................................     (83,867)       9.47     (137,400)      10.43     (24,000)      13.00
                                                      ----------               ----------               ---------
Outstanding at end of year..........................   2,315,434        9.14    2,240,800        9.17     297,500       12.21
                                                      ----------               ----------               ---------
                                                      ----------               ----------               ---------
Options exercisable at year-end.....................     715,452        9.37       76,348       11.98        None
Weighted-average fair value of options granted
  during the year...................................  $     4.40               $     4.43

                             PLAYTEX PRODUCTS, INC.

10. COMMON STOCK (CONTINUED)

    The following table summarizes information about fixed stock options outstanding at December 28, 1996:

                               OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                     ----------------------------------------  -----------------------
                                     WEIGHTED
                       NUMBER         AVERAGE       WEIGHTED     NUMBER      WEIGHTED
     RANGE OF        OUTSTANDING     REMAINING      AVERAGE    EXERCISABLE   AVERAGE
     EXERCISE            AT         CONTRACTUAL     EXERCISE       AT        EXERCISE
      PRICES          12/28/96         LIFE          PRICES     12/28/96      PRICES
-------------------  -----------  ---------------  ----------  -----------  ----------
$6.000 to 7.000.....     37,500           7.96     $   6.7500      25,000   $   6.7500
$7.000 to 8.000.....    971,834           8.61         7.8750     320,228       7.8750
$8.000 to 9.000.....    166,000           9.40         8.6528       3,000       8.2500
$9.000 to 10.000....    800,000           8.48         9.8750     200,000       9.8750
$10.000 to 13.000...    340,100           7.92        11.5134     167,224      12.0250
                     -----------                               -----------
$6.750 to 13.000....  2,315,434           8.51         9.1379     715,452       9.3663
                     -----------                               -----------
                     -----------                               -----------

11. WRITE-OFF OF SMILETOTE INTANGIBLE ASSETS

    During the fourth quarter of fiscal 1995 and in connection with certain strategic decisions regarding the SMILETOTE product line, the Company prepared financial projections to evaluate the SMILETOTE business in terms of projected net earnings and operating cash flows. Based upon the projections of undiscounted operating earnings before amortization of intangible assets and after considering interest on indebtedness, management concluded that the unamortized value of the intangible assets associated with SMILETOTE had been permanently impaired. Consequently, the Company wrote off in the fourth quarter of fiscal 1995 the remaining $6.4 million of intangible assets associated with SMILETOTE.

12. EXTRAORDINARY LOSS

    In June 1995, in connection with the 1995 Transaction, Playtex recorded an extraordinary loss of $7.9 million (net of income tax benefit of $5.2 million) for costs and expenses related to the write-off of the unamortized portion of deferred financing costs associated with the 1994 Credit Agreement. See notes 2 and 7.

13. LEASES

    Future minimum payments under non-cancelable operating leases for years after December 28, 1996 are as follows (in thousands): $3,430 in 1997, $3,560 in 1998, $3,010 in 1999, $2,472 in 2000, $2,472 in 2001 and $5,573 in later years.

    Rent expense for operating leases amounted to (in thousands): $5,201, $5,092, and $4,240 for the twelve months ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

14. PENSION AND OTHER POSTRETIREMENT BENEFITS

    PENSION PLANS--Substantially all Playtex U.S. hourly and approximately 78% of all Canadian employees participate in pension plans. At December 28, 1996, approximately 1,112 employees were covered by these plans, of which approximately 189 retirees or beneficiaries were receiving benefits.

                             PLAYTEX PRODUCTS, INC.

14. PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    Changes in pension benefits, which are allocable to previous service of employees, and gains and losses that occur because actual experience differs from assumptions will be amortized over the estimated average future service period of employees. Actuarial assumptions for the plans include: (a) 8% for the expected long-term rate of return on plans assets, (b) 7.5% for the discount rate for calculating the projected benefit obligation and (c) 3.25% for the rate of average future increases in compensation levels.

    Net pension expense (income) for the twelve months ended December 28, 1996, December 30, 1995, and December 31, 1994 includes the following components (in thousands):

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                                                            1996          1995          1994
                                                                        ------------  ------------  ------------
Service cost-benefits
  earned during the period............................................   $      721    $      616    $      622
Interest cost on projected
  benefit obligation..................................................        1,688         1,559         1,414
Actual return on plan assets..........................................       (3,711)       (6,000)          872
Amortization of prior
  service cost........................................................           73            73            59
Amortization of unrecognized
  net gain............................................................          (51)           (2)         (106)
Amortization of transition
  gain over 10 years..................................................         (193)         (193)         (192)
Excess (shortfall) of actual return
  on plan assets over estimated.......................................        1,479         4,190        (2,797)
                                                                        ------------  ------------  ------------
    Net pension expense (income)......................................   $        6    $      243    $     (128)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                             PLAYTEX PRODUCTS, INC.

14. PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    A reconciliation of the projected benefit obligation for the pension plans to the prepaid pension expense recorded at December 28, 1996 and December 30, 1995 is as follows (in thousands):

                                                                                       DECEMBER 28,  DECEMBER 30,
                                                                                           1996          1995
                                                                                       ------------  ------------
Projected benefit obligation for
  service rendered to date...........................................................   $  (24,347)   $  (22,740)
Plan assets at fair value, primarily
  listed stocks, money market funds
  and guaranteed investment contracts................................................       31,171        28,313
                                                                                       ------------  ------------
Plan assets in excess of projected
  benefit obligation.................................................................        6,824         5,573
Unrecognized net gain from past
  experience different from that assumed
  and effects of changes in assumptions..............................................       (4,398)       (3,019)
Prior service cost not yet recognized
  in net periodic pension cost.......................................................          365           438
Unrecognized transition gain.........................................................         (395)         (589)
                                                                                       ------------  ------------
Prepaid pension expense..............................................................   $    2,396    $    2,403
                                                                                       ------------  ------------
                                                                                       ------------  ------------

    The portion of the projected benefit obligation at December 28, 1996 and December 30, 1995 representing the accumulated benefit obligation was $22.0 million, of which $21.2 million was vested, and $20.6 million, of which $19.8 million was vested, respectively.

    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS--Playtex provides Company-sponsored postretirement health care and life insurance benefits to certain U.S. retirees. These plans require employees to share in the costs. Approximately 89% of all U.S. personnel may become eligible for Company-sponsored post-retirement health care and life insurance if they were to retire from the Company. The cost of providing Company-sponsored postretirement health care and life insurance benefits for U.S. retirees was approximately $0.8 million for each of the twelve months ended December 28, 1996, December 30, 1995, and December 31, 1994. The Company accrues the estimated cost of these benefits during the participants' active service periods up to the dates on which they become eligible for full benefits.

    Playtex also provides two non-contributory defined contribution plans and a contributory 401(k) plan covering various employee groups. The amounts charged to earnings for Playtex's defined contribution plans totaled $4.6 million, $4.7 million, and $4.2 million for the twelve months ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

15. RELATED PARTY TRANSACTIONS

    Joel E. Smilow, a director and former senior executive officer of Playtex and Hercules P. Sotos, former director and senior executive officer of Playtex, are general partners of the Apparel Partnership, holding beneficial interests of 58.5% and 13.5%, respectively, in the Apparel Partnership. Under a consulting agreement, which commenced in the third quarter of 1995, the Company has retained Mr. Smilow as a consultant for a five-year period at an annual fee of $250,000 plus expenses and certain benefits. The

                             PLAYTEX PRODUCTS, INC.

15. RELATED PARTY TRANSACTIONS (CONTINUED) consulting agreement does not require Mr. Smilow to devote any minimum amount of time to the performance of consulting services.

    On October 31, 1995, Playtex and a wholly-owned subsidiary acquired all issued and outstanding common shares of BBH not previously owned by Playtex. Prior to the BBH Acquisition, BBH was controlled by Thomas Lee Equity Partners, L.P. and certain employees and affiliates of the Thomas H. Lee Company. Thomas
H. Lee, President of the Thomas H. Lee Company, is a director and a significant stockholder of Playtex. Beginning in December 1992, Playtex had a distribution agreement with Sun Pharmaceuticals Corp. ("Sun"), a wholly-owned subsidiary of BBH, pursuant to which Playtex was the exclusive distributor of BANANA BOAT products in all of the areas Sun had repurchased distribution rights from its then current distributors. Concurrent with the acquisition, the distribution agreement between Sun and Playtex was canceled. For the ten months ended October 31, 1995 and for the twelve months ended December 31, 1994 Playtex purchased $30.1 million and $30.5 million, respectively, of BANANA BOAT products from Sun and at December 31, 1994 Playtex had accounts payable to Sun of $3.9 million.

    Playtex believes that the terms of all the arrangements with the Apparel Partnership and BBH were fair to Playtex and comparable to those which could be obtained from unrelated third parties.

16. BUSINESS AND CREDIT CONCENTRATIONS

    Most of Playtex's customers are disbursed throughout the United States and Canada. No single customer accounted for more than 10% of Playtex's net sales in 1996, 1995, or 1994 with the exception of Wal-Mart Stores, Inc. ("Wal-Mart") (approximately 18% in 1996, 17% in 1995, and 15% in 1994 ). At December 28, 1996
and December 30, 1995, no account receivable from any customer was significant, except for Wal-Mart (approximately $11.9 million in 1996 and $11.1 million in 1995). Aggregate receivables from high risk customers are not considered significant and Playtex estimates, based upon past experience, that it has sufficient reserves to cover any losses arising from any such accounts.

17. DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

    CASH, RECEIVABLES, ACCOUNTS PAYABLE, INCOME TAXES AND ACCRUED EXPENSES--The carrying amounts approximate fair value because of the short-term maturity of these instruments.

    1995 CREDIT AGREEMENT--The carrying amounts approximate fair value because the rate of interest on borrowings under the 1995 Credit Agreement is, at Playtex's option, a function of various alternative short-term borrowing rates, as defined in the 1995 Credit Agreement.

    INTEREST RATE PROTECTION AGREEMENTS--The fair value of interest rate protection agreements is the estimated amount that Chase Manhattan Bank would receive or pay to terminate the interest rate protection agreements at the balance sheet date, taking into account current interest rates and the current creditworthiness of the interest rate protection agreement counterparties. Termination of the interest rate protection agreements at December 28, 1996 would require Playtex to pay the Chase Manhattan Bank $1.6 million.

                             PLAYTEX PRODUCTS, INC.

17. DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) LONG-TERM DEBT AND OTHER FINANCIAL INSTRUMENTS--The fair value of the following financial instruments was estimated at December 28, 1996 and December 30, 1995 as follows (in thousands):

                                                           DECEMBER 28, 1996       DECEMBER 30, 1995
                                                         ----------------------  ----------------------
                                                          CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                           AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                         ----------  ----------  ----------  ----------
9% Senior Subordinated Notes (a).......................  $  360,000  $  353,400  $  360,000  $  317,700
15% Notes due from
  Playtex Apparel Partners, L.P. (b)...................      80,017      80,017      80,017      80,017
15 1/2% Subordinated Notes due to
  Playtex Apparel Partners, L.P. (b)...................      78,386      78,386      78,386      78,386
Other noncurrent assets (c)............................       4,224       4,100       4,403       4,270
Noncurrent liabilities (c).............................      14,207      12,930      16,784      15,270

------------------------

(a) At December 28, 1996 and December 30, 1995, the estimates were based on the average range of bid/ ask quotes provided by independent securities dealers.

(b) The estimated fair value approximates the carrying amount at December 28, 1996 and December 30, 1995, based on the amount of future cash flows associated with these instruments, discounted using an appropriate interest rate.

(c) The fair values are based on a combination of actual cost associated with recent purchases or the amount of future cash flows discounted using Playtex's borrowing rate for similar instruments.

18. INFORMATION BY MAJOR GEOGRAPHIC SEGMENT

    Net sales by geographic area represent sales to unaffiliated customers only. Intergeographic sales and transfers between geographic areas are nominal and have not been disclosed separately.

    Operating earnings is defined as total revenue less operating expenses. In computing operating earnings, interest and income taxes have not been deducted.

    Identifiable assets by geographic area represent those assets that are used in Playtex's operations in each area.

                                                                                  TWELVE MONTHS ENDED
                                                                        ----------------------------------------
                                                                        DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                                                            1996          1995          1994
                                                                        ------------  ------------  ------------
                                                                                     (IN THOUSANDS)
Sales:
  United States.......................................................   $  459,075    $  445,880    $  436,091
  Canada..............................................................       39,667        37,701        37,184
                                                                        ------------  ------------  ------------
                                                                         $  498,742    $  483,581    $  473,275
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                             PLAYTEX PRODUCTS, INC.

18. INFORMATION BY MAJOR GEOGRAPHIC SEGMENT (CONTINUED)

                                                                        TWELVE MONTHS ENDED
                                                              ----------------------------------------
                                                              DECEMBER 28,  DECEMBER 30,  DECEMBER 31,
                                                                  1996          1995          1994
                                                              ------------  ------------  ------------
                                                                           (IN THOUSANDS)
Operating earnings:
  United States.............................................   $   97,702    $   80,085    $  127,136
  Canada....................................................        1,498         2,201         2,558
                                                              ------------  ------------  ------------
                                                               $   99,200    $   82,286    $  129,694
                                                              ------------  ------------  ------------
                                                              ------------  ------------  ------------
Identifiable assets (at period end):
  United States.............................................   $  647,629    $  671,722    $  589,649
  Canada....................................................       12,702        11,139         9,751
                                                              ------------  ------------  ------------
                                                               $  660,331    $  682,861    $  599,400
                                                              ------------  ------------  ------------
                                                              ------------  ------------  ------------

19. QUARTERLY DATA (UNAUDITED)

    The following is a summary of the quarterly results of operations and market price data for the Company for the twelve months ended December 28, 1996 and December 30, 1995:

                                                      FIRST       SECOND      THIRD       FOURTH
                                                     QUARTER     QUARTER     QUARTER     QUARTER
                                                    ----------  ----------  ----------  ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 1996
Net sales.........................................  $  143,067  $  131,872  $  117,500  $  106,303
Operating earnings................................      27,841      26,735      26,334      18,290
Net earnings......................................       5,981       5,489       5,408       1,321
Earnings per share: (a)
  Net earnings....................................  $      .12  $      .11  $      .11  $      .03
Market price--high................................  $        85/8 $       103/8 $        91/2 $        91/2
           --low..................................  $        65/8 $        71/8 $        71/2 $        71/8
Fiscal 1995
Net sales.........................................  $  132,767  $  135,627  $  111,744  $  103,443
Operating earnings (loss).........................      27,259      30,199      25,433        (605)
Earnings (loss) before extraordinary items........       3,753       6,521       5,488     (12,988)
Net earnings (loss)...............................       3,753      (1,414)      5,488     (12,988)
Earnings (loss) per share: (a)
  Before extraordinary items......................  $      .12  $      .18  $      .11  $     (.26)
  Net earnings (loss).............................  $      .12  $     (.04) $      .11  $     (.26)
Market price--high................................  $        85/8 $       101/4 $       121/2 $        9
           --low..................................  $        63/4 $        71/2 $        83/8 $        61/2

------------------------

(a) Per share data is computed independently for each of the periods presented; therefore, the sum of the earnings per share amounts for the quarters may not equal the total for the year.

                             PLAYTEX PRODUCTS, INC.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    The 9% Notes are guaranteed by certain wholly-owned subsidiaries of the Company (the "Guarantors"), namely Playtex Sales & Services, Inc. ("PSSI"), Playtex Manufacturing, Inc. ("PMI") and Sun Pharmaceuticals Corp. ("Sun"). The remaining first tier and lower tier subsidiaries of the Company are not guarantors of the 9% Notes (the "Non-Guarantors"). PSSI provides sales solicitation, management and administrative services to Playtex and its U.S. affiliates. PMI is a contract manufacturer and contract research and development services provider for Playtex and its U.S. affiliates. Sun owns the BANANA BOAT trade name and certain other intangible assets associated with the BANANA BOAT business. Sun distributes its product outside the U.S. and Puerto Rico and to certain U.S. distributors excluding Playtex. Sun has entered into license agreements with Playtex and other unrelated licensors for the right to use the BANANA BOAT trade name and intangible assets associated with the BANANA BOAT sun and skin care business and manufacture and distribute BANANA BOAT products.

    The Non-Guarantors include Playtex Beauty Care, Inc., a manufacturer and distributor of JHIRMACK hair care products, Playtex Investment Corporation, an investment holding company which holds the 15% debentures issued by Playtex Apparel Partners, L.P. due December 15, 2003, Playtex International Corp., sole shareholder of Playtex Limited, a manufacturer and distributor of Playtex products in Canada, Smile-Tote, Inc., owner of certain Infant Care related intangible assets, T H Marketing Corp., sole shareholder of Playtex Foreign Sales Corporation, and Playtex Foreign Sales Corporation, a foreign sales corporation as defined by Internal Revenue Code Section 922.

    The Guarantors are joint and several guarantors of the 9% Notes. Such guarantees are joint and several obligations of the Guarantors, irrevocable and full and unconditional, limited to the largest amount that would not render such Guarantors' obligations under the guarantees subject to avoidance under any applicable federal or state fraudulent conveyance or similar law. The guarantees are senior subordinated obligations of the applicable Guarantor, and are subordinated to all senior obligations of such Guarantor, including guarantees of the Company's obligations under the 1995 Credit Agreement.

    The Notes contain certain restrictions and limitations, which, among other things, restrict the type and/or amount of additional indebtedness that may be incurred by Playtex or its subsidiaries, payment of dividends and other distributions, issuances of preferred stock; loans and advances; certain transactions with Playtex stockholders and affiliates; certain mergers and consolidations; certain sales or transfers of assets; the creation of certain liens; the transfer of assets to certain subsidiaries; and restrictions on dividends and other distributions by subsidiaries, including the Guarantors.

    The information which follows presents condensed financial information as of December 28, 1996 and December 30, 1995 of (a) the Company on a consolidated basis, (b) the parent company only ("Parent Company"), (c) the combined Guarantors, and (d) the combined Non-Guarantors.

                             PLAYTEX PRODUCTS, INC.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING BALANCE SHEET DATA
  AS OF DECEMBER 28, 1996
  (In thousands)

                                                         CONSOLI-   ELIMINA-    PARENT     COMBINED       NON-
                        ASSETS                             DATED      TIONS     COMPANY   GUARANTORS   GUARANTORS
                                                         ---------  ---------  ---------  -----------  -----------

Current assets.........................................  $ 122,491  $  --      $  66,474   $  39,436    $  16,581
Investment in subsidiaries.............................     --        (70,924)    70,924      --           --
Intercompany receivable................................     --       (126,773)   120,717       5,717          339
Net property, plant and equipment......................     53,408     --            309      51,743        1,356
Intangible assets......................................    384,854     --        316,057      66,749        2,048
Other noncurrent assets................................     99,578       (504)    19,556      --           80,526
                                                         ---------  ---------  ---------  -----------  -----------
      Total assets.....................................  $ 660,331  $(198,201) $ 594,037   $ 163,645    $ 100,850
                                                         ---------  ---------  ---------  -----------  -----------
                                                         ---------  ---------  ---------  -----------  -----------


               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities....................................  $ 115,969  $  --      $  69,584   $  39,723    $   6,662
Intercompany payable...................................     --       (126,773)    --          --          126,773
Long-term debt.........................................    793,086     --        793,086      --           --
Other noncurrent liabilities...........................     34,003       (504)    14,094       2,966       17,447
                                                         ---------  ---------  ---------  -----------  -----------
      Total liabilities................................    943,058   (127,277)   876,764      42,689      150,882
Stockholders' equity...................................   (282,727)   (70,924)  (282,727)    120,956      (50,032)
                                                         ---------  ---------  ---------  -----------  -----------
      Total liabilities and stockholders' equity.......  $ 660,331  $(198,201) $ 594,037   $ 163,645    $ 100,850
                                                         ---------  ---------  ---------  -----------  -----------
                                                         ---------  ---------  ---------  -----------  -----------

CONDENSED CONSOLIDATING BALANCE SHEET DATA
  AS OF DECEMBER 30, 1995
  (In thousands)

                                                         CONSOLI-   ELIMINA-    PARENT     COMBINED       NON-
                        ASSETS                             DATED      TIONS     COMPANY   GUARANTORS   GUARANTORS
                                                         ---------  ---------  ---------  -----------  -----------

Current assets.........................................  $ 130,848  $    (460) $ 112,969   $   1,303    $  17,036
Investment in subsidiaries.............................     --        (68,280)    68,280      --           --
Intercompany receivable................................     --       (127,210)   126,955      --              255
Net property, plant and equipment......................     52,462     --            201      50,757        1,504
Intangible assets......................................    397,705     --        326,752      68,837        2,116
Other noncurrent assets................................    101,846       (505)    21,832      --           80,519
                                                         ---------  ---------  ---------  -----------  -----------
      Total assets.....................................  $ 682,861  $(196,455) $ 656,989   $ 120,897    $ 101,430
                                                         ---------  ---------  ---------  -----------  -----------
                                                         ---------  ---------  ---------  -----------  -----------


         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities....................................  $ 102,211  $    (460) $  94,762   $  --        $   7,909
Intercompany payable...................................     --       (127,210)    --          --          127,210
Long-term debt.........................................    848,436     --        848,436      --           --
Other noncurrent liabilities...........................     33,190       (505)    14,767       2,271       16,657
                                                         ---------  ---------  ---------  -----------  -----------
      Total liabilities................................    983,837   (128,175)   957,965       2,271      151,776
Stockholders' equity...................................   (300,976)   (68,280)  (300,976)    118,626      (50,346)
                                                         ---------  ---------  ---------  -----------  -----------
      Total liabilities and stockholders' equity.......  $ 682,861  $(196,455) $ 656,989   $ 120,897    $ 101,430
                                                         ---------  ---------  ---------  -----------  -----------
                                                         ---------  ---------  ---------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS DATA
  FOR THE TWELVE MONTHS ENDED DECEMBER 28, 1996:
  (In thousands)

                                                     CONSOLI-    ELIMINA-      PARENT     COMBINED       NON-
                                                      DATED        TIONS      COMPANY    GUARANTORS   GUARANTORS
                                                    ----------  -----------  ----------  -----------  -----------

Net revenues......................................  $  498,742  $  (167,269) $  438,127   $ 168,890    $  58,994
Cost of sales.....................................     192,512     (104,374)    161,849     108,699       26,338
                                                    ----------  -----------  ----------  -----------  -----------
  Gross profit....................................     306,230      (62,895)    276,278      60,191       32,656
Operating expenses:
Advertising, selling and administrative...........     194,184      (62,895)    171,534      53,666       31,879
Amortization of intangibles.......................      12,846      --           10,570       2,208           68
                                                    ----------  -----------  ----------  -----------  -----------
  Total operating expenses........................     207,030      (62,895)    182,104      55,874       31,947
                                                    ----------  -----------  ----------  -----------  -----------
  Operating earnings..............................      99,200      --           94,174       4,317          709
Interest expense, net.............................      64,860      --           76,864          (1)     (12,003)
Equity in net earnings of subsidiaries............      --           10,456     (10,456)     --           --
                                                    ----------  -----------  ----------  -----------  -----------
Earnings before income taxes......................      34,340      (10,456)     27,766       4,318       12,712
Income taxes......................................      16,141      --            9,567       1,988        4,586
                                                    ----------  -----------  ----------  -----------  -----------
Net income........................................  $   18,199  $   (10,456) $   18,199   $   2,330    $   8,126
                                                    ----------  -----------  ----------  -----------  -----------
                                                    ----------  -----------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS DATA
  FOR THE TWELVE MONTHS ENDED DECEMBER 30, 1995:
  (In thousands)

                                                        CONSOLI-   ELIMINA-     PARENT     COMBINED       NON-
                                                         DATED       TIONS     COMPANY    GUARANTORS   GUARANTORS
                                                       ----------  ---------  ----------  -----------  -----------
Net revenues.........................................  $  483,581  $  (7,427) $  417,894   $   1,367    $  71,747
Cost of sales........................................     188,129     (6,365)    163,233       1,227       30,034
                                                       ----------  ---------  ----------  -----------  -----------
  Gross profit.......................................     295,452     (1,062)    254,661         140       41,713
Operating expenses:
Advertising, selling and administrative..............     195,457     (1,062)    152,975         830       42,714
Amortization of intangibles..........................      17,709     --          10,427         365        6,917
                                                       ----------  ---------  ----------  -----------  -----------
  Total operating expenses...........................     213,166     (1,062)    163,402       1,195       49,631
                                                       ----------  ---------  ----------  -----------  -----------
  Operating earnings.................................      82,286     --          91,259      (1,055)      (7,918)
Interest expense, net................................      71,361     --          83,326      --          (11,965)
Equity in net earnings of subsidiaries...............      --           (808)        808      --           --
                                                       ----------  ---------  ----------  -----------  -----------
  Earnings (loss) before income taxes and
    extraordinary loss...............................      10,925        808       7,125      (1,055)       4,047
Income taxes.........................................       8,151     --           4,351        (341)       4,141
                                                       ----------  ---------  ----------  -----------  -----------
  Earnings (loss) before extraordinary loss..........       2,774        808       2,774        (714)         (94)
Extraordinary loss on early retirement of debt, net
  of $5,180 tax benefit..............................      (7,935)    --          (7,935)     --           --
                                                       ----------  ---------  ----------  -----------  -----------
  Net loss...........................................  $   (5,161) $     808  $   (5,161)  $    (714)   $     (94)
                                                       ----------  ---------  ----------  -----------  -----------
                                                       ----------  ---------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
  FOR THE TWELVE MONTHS ENDED DECEMBER 28, 1996:
  (In thousands)

                                                        CONSOLI-    ELIMINA-     PARENT     COMBINED       NON-
                                                         DATED       TIONS      COMPANY    GUARANTORS   GUARANTORS
                                                       ----------  ----------  ----------  -----------  -----------
Net earnings.........................................  $   18,199  $  (10,456) $   18,199   $   2,330    $   8,126
Non-cash items included in earnings:
  Amortization of intangibles........................      12,846      --          10,570       2,208           68
  Amortization of deferred financing costs...........       2,089      --           2,089      --           --
  Depreciation.......................................       8,929      --              72       8,428          429
  Deferred taxes.....................................       6,842      --           7,963      (1,449)         328
  Other, net.........................................          48      10,456     (10,279)       (120)          (9)
Decrease (increase) in net working capital...........      11,351      --          13,273      (1,983)          61
                                                       ----------  ----------  ----------  -----------  -----------
Net cash flows from operations.......................      60,304      --          41,887       9,414        9,003
                                                       ----------  ----------  ----------  -----------  -----------
Cash flows (used for) investing activities:
  Purchase of property, plant and equipment..........      (9,740)     --             (45)     (9,414)        (281)
                                                       ----------  ----------  ----------  -----------  -----------
Net cash flows used for investing activities.........      (9,740)     --             (45)     (9,414)        (281)
                                                       ----------  ----------  ----------  -----------  -----------
Cash flows from (used for) financing activities:
  Net payments under working capital facilities and
    long-term debt obligations.......................     (50,350)     --         (50,350)     --           --
  Issuance of shares of common stock, net............          60      --              60      --           --
  (Payment) receipt of dividends.....................      --          --           7,802      --           (7,802)
  Other, net.........................................          (9)     --              (9)     --           --
                                                       ----------  ----------  ----------  -----------  -----------
    Net cash flows used for financing activities.....     (50,299)     --         (42,497)     --           (7,802)
                                                       ----------  ----------  ----------  -----------  -----------
Increase (decrease) in cash..........................         265      --            (655)     --              920
Cash at beginning of period..........................       5,940      --           1,834      --            4,106
                                                       ----------  ----------  ----------  -----------  -----------
Cash at end of period................................  $    6,205  $   --      $    1,179   $  --        $   5,026
                                                       ----------  ----------  ----------  -----------  -----------
                                                       ----------  ----------  ----------  -----------  -----------

                             PLAYTEX PRODUCTS, INC.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS DATA
  FOR THE TWELVE MONTHS ENDED DECEMBER 30, 1995:
  (In thousands)

                                                         CONSOLI-    ELIMINA-      PARENT      COMBINED        NON-
                                                          DATED        TIONS      COMPANY     GUARANTORS    GUARANTORS
                                                        ----------  -----------  ----------  -------------  -----------
Net loss..............................................  $   (5,161)  $     808   $   (5,161)   $    (714)    $     (94)
Non-cash items included in earnings:
  Extraordinary loss..................................       7,935      --            7,935       --            --
  Write-off of SMILETOTE intangibles..................       6,441      --           --           --             6,441
  Amortization of intangibles.........................      11,268      --           10,424          368           476
  Amortization of deferred financing costs............       2,246      --            2,246       --            --
  Depreciation........................................       8,496      --            8,000       --               496
  Deferred taxes......................................        (133)     --            1,039       --            (1,172)
  Other, net..........................................        (291)       (808)         268       --               249
Decrease (increase) in net working capital............      (3,722)     --           (6,443)        (391)        3,112
                                                        ----------       -----   ----------        -----    -----------
    Net cash flows from operations....................      27,079      --           18,308         (737)        9,508
                                                        ----------       -----   ----------        -----    -----------
Cash flows (used for) investing activities:
  Purchase of property, plant and equipment...........     (12,395)     --          (12,296)      --               (99)
  Business or investments acquired....................     (94,429)        737      (95,166)      --            --
                                                        ----------       -----   ----------        -----    -----------
  Net cash flows used for investing activities........    (106,824)        737     (107,462)      --               (99)
                                                        ----------       -----   ----------        -----    -----------
Cash flows from (used for) financing activities:
  Net payments under working capital facilities and
    long-term debt obligations........................     (85,650)     --          (85,650)      --            --
  Payment of financing costs..........................      (9,113)     --           (9,113)      --            --
  Issuance of shares of common stock, net.............     170,000      --          170,000       --            --
  (Payment) receipt of dividends......................      --          --            7,802       --            (7,802)
  Other, net..........................................          75      --               75       --            --
                                                        ----------       -----   ----------        -----    -----------
  Net cash flows used for financing activities........      75,312      --           83,114       --            (7,802)
                                                        ----------       -----   ----------        -----    -----------
Increase (decrease) in cash...........................      (4,433)        737       (6,040)        (737)        1,607
Cash at beginning of period...........................      10,373        (737)       7,874          737         2,499
                                                        ----------       -----   ----------        -----    -----------
Cash at end of period.................................  $    5,940   $  --       $    1,834    $  --         $   4,106
                                                        ----------       -----   ----------        -----    -----------
                                                        ----------       -----   ----------        -----    -----------

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

The Board of Directors and Stockholders

Playtex Products, Inc.

    Under date of February 7, 1997, we reported on the consolidated balance sheets of Playtex Products, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, redeemable preferred stocks, common stock and other stockholders' equity, and cash flows for the twelve months ended December 28, 1996, December 30, 1995 and December 31, 1994, as contained in the 1996 Annual Report to Stockholders. These consolidated financial statements and our report thereon are incorporated by reference in the Annual Report on Form 10-K for the fiscal year 1996. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule for the twelve months ended December 28, 1996, December 30, 1995, and December 31, 1994, as listed in Item 14(a)(2) of the Annual Report on Form 10-K for the fiscal year 1996. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

    In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                           KPMG Peat Marwick LLP

Stamford, Connecticut
February 7, 1997

                             PLAYTEX PRODUCTS, INC.
               SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS

TWELVE MONTHS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                 BALANCE AT    ADDITIONS                      BALANCE
                                                                  BEGINNING   CHARGED TO                      AT END
                                                                  OF PERIOD     INCOME      DEDUCTIONS(1)    OF PERIOD
                                                                 -----------  -----------  ---------------  -----------
Receivables:
  Allowances for doubtful accounts

  December 31, 1994............................................   $  (2,149)   $    (650)     $     453      $  (2,346)
  December 30, 1995............................................   $  (2,346)   $    (449)     $     753      $  (2,042)
  December 28, 1996............................................   $  (2,042)   $    (325)     $     609      $  (1,758)

------------------------

(1) - Represents accounts written-off.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER TO SELL OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
Available Information..........................           i
Incorporation of Certain Documents by
  Reference....................................          ii
Special Note Regarding Forward-Looking
  Statements...................................         iii
Patents and Trademarks.........................         iii
Prospectus Summary.............................           1
Risk Factors...................................          12
The Exchange Offer.............................          17
The Company....................................          28
Use of Proceeds................................          29
Capitalization.................................          30
Pro Forma Consolidated Financial Data..........          31
Selected Historical Consolidated Financial
  Data.........................................          36
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          39
Business.......................................          44
Management.....................................          53
Security Ownership of Certain Beneficial Owners
  and Management...............................          56
Description of Certain Indebtedness............          58
Description of the Senior Notes................          60
Exchange Offer; Registration Rights............          89
Certain Federal Income Tax Considerations......          91
Erisa Considerations...........................          92
Plan of Distribution...........................          93
Legal Matters..................................          94
Experts........................................          94
Index to Financial Statements..................         F-1

                                     [LOGO]

                             PLAYTEX PRODUCTS, INC.

  OFFER TO EXCHANGE ITS 8 7/8% SENIOR NOTES DUE 2004 SERIES B FOR ANY AND ALL
               OUTSTANDING 8 7/8% SENIOR NOTES DUE 2004, SERIES A

                         ------------------------------

                                   PROSPECTUS

                         ------------------------------

                               SEPTEMBER 3, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------